# Schwab Tax-Free Bond Funds

**Annual Report**
August 31, 2003

Schwab Short/Intermediate
Tax-Free Bond Fund™

Schwab Long-Term
Tax-Free Bond Fund™

Schwab California
Short/Intermediate
Tax-Free Bond Fund™

Schwab California Long-Term
Tax-Free Bond Fund™

*charles* **SCHWAB**

*Four funds designed to offer tax-free income.*

## In this report

Fund manager: Charles Schwab Investment Management, Inc. Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income taxes as well.

# *From the Chairman*



Charles R. Schwab
Chairman

With the stock market showing signs of life, and many expecting bond prices to decline, many investors are wondering whether this is a good time to own bonds. As someone who has faith in the long-term potential of stocks, I certainly understand where this question is coming from. However, the truth is that owning stocks and owning bonds is not an either/or proposition. A well-balanced portfolio contains both.

Perhaps the most important reason to own bonds is to help protect you against the things you can't predict. In 2000, how many U.S. investors expected a three-year stock market downturn? I doubt that in 1990 many people in Japan expected a 12-year downturn, either. Yet both happened. Similarly, we were all caught off-guard by the terrible events of 9/11. In the wake of this tragedy, investors clamored for Treasury securities, bidding up their prices while stocks stumbled.

Can you lose money investing in bond funds? Absolutely. When bond yields increase, prices decline. But the point of owning a diversified portfolio is that it is nearly impossible to successfully time the market. That's why at Schwab we have long advocated a disciplined approach towards asset allocation.

If you have any questions about the allocation of your portfolio, or whether owning bond funds makes sense in your portfolio, I hope you will feel free to draw on the expertise of our professionals. That's why they're there: to help you find answers.

Thank you for your continued trust in SchwabFunds®.

Sincerely,

*Charles Schwab*

# *Management's Discussion* for the year ended August 31, 2003



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The second half of the report period saw what could be a turning point in the bond markets. After a long decline to historically low levels, interest rates rebounded sharply in June of 2003, which meant lower share prices for many bond funds. On the next few pages we discuss some of the factors that, in our view, contributed to this trend, and what it meant for the funds covered in this report.

With their regular income and historically lower volatility (compared with stocks), bonds do have the potential to help cushion a portfolio against the effects of stock market volatility. It appears unlikely that bonds will continue to post the significant total returns we've seen in recent years. However, the basic reasons for keeping bond investments in a portfolio—income and lower volatility—are always worth remembering. I believe these reasons are as valid today as they have been in the past.

Before closing, I want to say a few words about an issue that has been in the headlines recently: mutual fund integrity. Along with management expertise and customer service, integrity is a key element of what we have to offer. All of us at SchwabFunds® strive to maintain high standards in our operations. Nevertheless, we continue to scrutinize our operations. We believe that treating all shareholders equally is a basic principle of a mutual fund, and it's a principle we at SchwabFunds take very seriously.

Nothing means more to our business than the trust of our shareholders. We don't take that trust for granted. I want to thank you for investing with us, and I hope you'll let us know if there is anything else we can do to help you reach your financial goals.

Sincerely,

Randall W. Merk

Past performance does not indicate future results.



**Joanne Larkin,** a vice president of the investment adviser, has had overall management responsibility for the funds since their inception. She joined the firm in 1992, and has worked in fixed-income asset management and research since 1984.

# The Economy and the Market

**Economic uncertainty gradually gave way to more encouraging economic signs toward the end of the report period.** The beginning of the report period saw the U.S. economy behaving more or less as it had since late 2001, with no clear signs of either significant growth or contraction. In March 2003, not long after the conclusion of major hostilities in Iraq, stock prices began to rise, and by the end of the report period, it appeared that the economy was finally beginning to gather strength.

**The Federal Reserve (the Fed) cut short-term interest rates twice during the period.** The two cuts—0.50% in November 2002 and 0.25% in June 2003—brought the Fed funds target rate to an historic low of 1.00%. The cuts reflected the Fed's concerns that an economic recovery was not materializing as rapidly as one might have hoped and deflation remained a risk.

**The bond market reacted dramatically to the Fed's June 2003 rate cut.** Yields of benchmark 10-year Treasury bonds, which had been drifting downward since before the beginning of the report period, suddenly skyrocketed. In keeping with their inverse relationship to yields, market prices of these bonds began the period drifting upward, then plummeted after the June cut.

**Yields of Municipal Securities:** Effective Yields of Five-Year and 30-Year Municipal Bonds



■ 5-Year AAA GO Bond
■ 30-Year Bond Buyer 40 Index

**The spread between short- and long-term muni yields continued to widen throughout the report period, as short-term yields fell faster than long-term yields.**

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.

*Compared with taxable bonds, the performance of muni bonds generally remained very robust throughout the period.*

Why did this particular rate cut—which, after all, was the 13th made by the Fed since January of 2001—have such a significant effect on bond markets? We believe the answer is twofold. First, the bond market seemed to be expecting a cut of half a percent. By lowering the Fed funds rate by only a quarter of a percent, the Fed was seen as signaling that its outlook for the economy was positive.

Second, prior to the cut, many investors appeared to believe the Fed was prepared to resort to unconventional easing methods, since short-term rates could not be cut much further. In particular, the Fed had indicated that it might begin to purchase longer-term Treasury bonds, which would raise their value and therefore lower yields. When, at the time of the June 2003 rate cut, the Fed also stated that it was no longer considering unconventional easing, the price of longer Treasuries, which had risen in anticipation of Fed purchases, fell back again.

**The yield spreads between Treasuries and all grades of corporates narrowed dramatically.** From early within the report period almost until the end, the difference between yields offered by corporate bonds and those offered by benchmark 10-year Treasury bonds narrowed. It was the fastest and largest decline in at least 14 years.

It is our belief that this decline reflected a growing perception on the part of bond investors that most corporations that had survived the difficulties of the past few years were not likely to suffer significant financial

**Yield Advantage of Munis over Treasuries:** For Five-Year Bonds; Tax Brackets Shown are the Highest Applicable

**Tremendous investor demand for quality brought Treasury yields so low that the yield advantage of munis increased substantially.**

This chart shows how much more the average five-year muni yielded than the average five-year Treasury after federal (or combined California and federal) income tax.

Data source: Bloomberg L.P.



Federal 35.0% Bracket
Federal/CA 41.05% Bracket

## Performance at a Glance

Total return for the 12 months ended 8/31/03

**Schwab Short/Intermediate Tax-Free Bond Fund™** . . . . . . **2.50%**
Index . . . . . . . . . . . . . . . . . . . **3.06%**
Category Average[1] . . . . . . . . **2.09%**

*Performance Details . . . . . . . . page 7*

**Schwab Long-Term Tax-Free Bond Fund™** . . . . . . **4.01%**
Index . . . . . . . . . . . . . . . . . . . **3.14%**
Category Average[2] . . . . . . . . **2.07%**

*Performance Details . . . . . . . . page 9*

**Schwab California Short/Intermediate Tax-Free Bond Fund™** . . . . . . **2.15%**
Index . . . . . . . . . . . . . . . . . . . **3.06%**
Category Average[3] . . . . . . . . **1.52%**

*Performance Details . . . . . . . page 11*

**Schwab California Long-Term Tax-Free Bond Fund™** . . . . . . **2.14%**
Index . . . . . . . . . . . . . . . . . . . **3.14%**
Category Average[4] . . . . . . . . **1.34%**

*Performance Details . . . . . . . page 13*

setbacks going forward. The difference in risk between Treasuries (which are essentially considered risk-free) and corporate bonds was therefore perceived to be substantially less than it had been for the past several years.

**Most sectors of the bond market posted positive total returns for the report period, but lagged well behind the robust returns posted by most types of stocks.** In general, corporate bonds were the stand-out story in terms of bond total return during the period. Muni bonds also performed well, with yields during the period approaching those of Treasuries, even before factoring in the effect of taxes (chart, page 4).

## The Funds

**All of the funds posted net gains for the report period and met the goal of providing tax-free income.** Throughout the period, each fund maintained about three-quarters of its assets or more in bonds in the top two credit categories. With muni investors concerned about credit quality in light of many states' well-publicized fiscal woes, high-quality bonds were in demand during the report period, which made a positive contribution to fund performance.

**Issuance of muni bonds ran at record-setting levels during the report period.** Two reasons contributing to this trend were the eagerness of municipal issuers to bring bonds to market while rates are still relatively low, and the decision of numerous states to resort to bond financing to help cope with budget deficits.

Nationally, the state with the most widely publicized budget problems was California. This affected the two California funds as well as the two national funds, as California's issuance of new bonds was so great that it

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc. As of 8/31/03, there were 96 funds in the Municipal Short Bond Fund category for the one-year period, 73 for the five-year period and 31 for the ten-year period.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 259 funds in the Municipal National Long Bond Fund category for the one-year period, 205 for the five-year period and 110 for the ten-year period.

[3] Source for category information: Morningstar, Inc. As of 8/31/03, there were 52 funds in the Municipal California Intermediate/Short Bond Fund category for the one-year period, 34 for the five-year period and 15 for the ten-year period.

[4] Source for category information: Morningstar, Inc. As of 8/31/03, there were 132 funds in the Municipal California Long Bond Fund category for the one-year period, 106 for the five-year period and 59 for the ten-year period.

*As of the end of the report period, all funds in this report were positioned to take advantage of a modest economic recovery and to weather a degree of volatility.*

was noticeable in the muni market nationwide. One result was that the yields on California bonds rose, in part because of the reduction in credit quality but also because the higher volume of issuance meant a plentiful supply at a time when many bond investors already held as many California bonds as they preferred to own.

**Credit issues also affected some bond sectors.** Tobacco settlement bonds and unenhanced airport and airline bonds underperformed during the report period, while enhanced bonds (bonds whose credit is supplemented by a third party) and bonds for essential services outperformed. Performance of all four funds benefited by our decision to avoid tobacco and unenhanced airport or airline bonds.

**In Schwab Short-Intermediate Tax-Free Bond Fund™ and Schwab Long-Term Tax-Free Bond Fund™,** our holdings of California bonds varied during the report period. Given the increase of supply of California General Obligations (a portion of the funds' California holdings), we anticipated them getting cheaper as more came into the market. As a result, we reduced our California General Obligation holdings to zero by the end of the period in the national funds. Our strategy with these holdings was to seek to take advantage of changes in the attractiveness of California bonds relative to other bonds. This strategy allowed us to realize some price appreciation during the period.

On the weighted average maturity front, we kept the short-term fund's maturity close to the long end of its allowable maximum of five years. This helped us to avoid much of the volatility in the short-maturity end of the market.

**In the Schwab California Short-Intermediate Tax-Free Bond Fund™ and Schwab California Long-Term Tax-Free Bond Fund™,** our challenge during the report period was to identify a large, diverse range of muni bonds, all from California issuers, that met our high standards for credit quality. This was an area where, in our opinion, the strength of our in-house credit research group made a significant difference. Because of their extensive knowledge of the many hundreds of California bond issuers, the credit research group was able to identify bonds that offered attractive yields without exposing shareholders to undue credit risk. We will continue to monitor the state's changing fiscal situation with an eye toward protecting shareholder interests and capitalizing on potential opportunities.

The views expressed here are those of fund management as of the report date and may change subsequent to that date.

# *Schwab Short/Intermediate Tax-Free Bond Fund*™

## Performance as of 8/31/03

This bar chart compares performance of the fund with the Lehman Brothers 3-Year Municipal Bond Index and the Morningstar Municipal Short Bond Fund category.

- ■ **Fund**
- ■ **Lehman Brothers 3-Year Municipal Bond Index**
- ■ **Category Average**



| | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Fund | 2.50% | 4.31% | 4.30% |
| Lehman Brothers 3-Year Municipal Bond Index | 3.06% | 4.87% | 4.88% |
| Category Average | 2.09% | 3.87% | 4.22% |

**Performance of a Hypothetical $10,000 Investment**[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in the Lehman Brothers 3-Year Municipal Bond Index.

- ■ $15,244 **Fund**
- ■ $16,113 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 96 funds in the Municipal Short Bond Fund category for the one-year period, 73 for the five-year period and 31 for the ten-year period.

**Schwab Short/Intermediate Tax-Free Bond Fund**™

# Fund Facts as of 8/31/03

| Statistics | |
|---|---|
| **Number of Holdings** | 67 |
| **Fund Category**[1] | |
| Interest Rate Sensitivity | Short |
| Credit Quality | High |
| **30-Day SEC Yield**[2] | 2.32% |
| **12-Month Yield** | 2.87% |
| **Taxable-Equivalent Yield**[2] | 3.57% |

| | |
|---|---|
| **Weighted Average Maturity** | 4.6 yrs |
| **Weighted Average Duration** | 3.9 yrs |
| **Weighted Average Credit Quality** | AAA |
| **Portfolio Turnover Rate** | 11% |

## Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.

**By Security Type**



- 61.3% **Revenue Bonds**
- 24.6% **General Obligation Bonds**
- 13.0% **Certificates of Participation**
- 1.0% **Special Tax Bonds**
- 0.1% **Other Investment Companies**

**By Credit Quality**[3]



- 70.7% **AAA**
- 12.2% **AA**
- 8.3% **A**
- 1.0% **BBB**
- 7.8% **Short-Term Ratings or Unrated Securities**

**By Maturity**



- 7.3% **0-6 Months**
- 15.9% **7-36 Months**
- 31.0% **37-60 Months**
- 45.8% **More than 60 Months**

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.0%). Your tax rate may be different. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# *Schwab Long-Term Tax-Free Bond Fund*™

## Performance as of 8/31/03

**Average Annual Total Returns**[1,2]

This bar chart compares performance of the fund with the Lehman Brothers General Municipal Bond Index and the Morningstar Municipal National Long Bond Fund category.

■ **Fund**
■ **Lehman Brothers General Municipal Bond Index**
■ **Category Average**



| | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Fund | 4.01% | 4.84% | 5.52% |
| Lehman Brothers General Municipal Bond Index | 3.14% | 5.31% | 5.84% |
| Category Average | 2.07% | 3.89% | 4.81% |

**Performance of a Hypothetical $10,000 Investment**[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in the Lehman Brothers General Municipal Bond Index.

■ $17,121 **Fund**
■ $17,655 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 259 funds in the Municipal National Long Bond Fund category for the one-year period, 205 for the five-year period and 110 for the ten-year period.

**Schwab Long-Term Tax-Free Bond Fund**™

# Fund Facts as of 8/31/03

| Statistics | | | |
|---|---|---|---|
| **Number of Holdings** | 46 | **Weighted Average Maturity** | 14.3 yrs |
| **Fund Category**[1] | | **Weighted Average Duration** | 8.6 yrs |
| Interest Rate Sensitivity | Long | **Weighted Average Credit Quality** | AAA |
| Credit Quality | High | **Portfolio Turnover Rate** | 22% |
| **30-Day SEC Yield**[2] | 4.20% | | |
| **12-Month Yield** | 4.08% | | |
| **Taxable-Equivalent Yield**[2] | 6.46% | | |

## Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.

**By Security Type**



- 72.9% **Revenue Bonds**
- 19.2% **General Obligation Bonds**
- 7.9% **Certificates of Participation**

**By Credit Quality**[3]



- 87.9% **AAA**
- 6.4% **AA**
- 4.5% **A**
- 1.2% **BBB**

**By Maturity**



- 1.5% **0-1 Year**
- 17.4% **2-10 Years**
- 68.1% **11-20 Years**
- 13.0% **21-30 Years**

---

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.0%). Your tax rate may be different. Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's 30-day SEC yield would have been 4.196%. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# Schwab California Short/Intermediate Tax-Free Bond Fund™

## Performance as of 8/31/03

### Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with the Lehman Brothers 3-Year Municipal Bond Index and the Morningstar Municipal California Intermediate/Short Bond Fund category.

■ **Fund**
■ **Lehman Brothers 3-Year Municipal Bond Index**
■ **Category Average**



| | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Fund | 2.15% | 4.23% | 4.34% |
| Lehman Brothers 3-Year Municipal Bond Index | 3.06% | 4.87% | 4.88% |
| Category Average | 1.52% | 4.36% | 4.68% |

### Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in the Lehman Brothers 3-Year Municipal Bond Index.

■ $15,294 **Fund**
■ $16,113 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 52 funds in the Municipal California Intermediate/Short Bond Fund category for the one-year period, 34 for the five-year period and 15 for the ten-year period.

**Schwab California Short/Intermediate Tax-Free Bond Fund**™

# Fund Facts as of 8/31/03

| | | | |
|---|---|---|---|
| **Number of Holdings** | 69 | **Weighted Average Maturity** | 4.4 yrs |
| **Fund Category**[1] | | **Weighted Average Duration** | 3.5 yrs |
| Interest Rate Sensitivity | Short | **Weighted Average Credit Quality** | AA |
| Credit Quality | High | **Portfolio Turnover Rate** | 11% |
| **30-Day SEC Yield**[2] | 2.34% | | |
| **12-Month Yield** | 2.99% | | |
| **Taxable-Equivalent Yield**[2] | 3.97% | | |

## Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.

**By Security Type**



- 57.2% **Revenue Bonds**
- 18.9% **General Obligation Bonds**
- 18.2% **Certificates of Participation**
- 5.7% **Special Tax Bonds**

**By Credit Quality**[3]



- 56.2% **AAA**
- 16.5% **AA**
- 16.4% **A**
- 3.2% **BBB**
- 7.7% **Short-Term Ratings or Unrated Securities**

**By Maturity**



- 6.1% **0-6 Months**
- 32.9% **7-36 Months**
- 15.3% **37-60 Months**
- 45.7% **More than 60 Months**

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.05%). Your tax rate may be different. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# *Schwab California Long-Term Tax-Free Bond Fund*™

## Performance as of 8/31/03

This bar chart compares performance of the fund with the Lehman Brothers General Municipal Bond Index and the Morningstar Municipal California Long Bond Fund category.

■ **Fund**
■ **Lehman Brothers General Municipal Bond Index**
■ **Category Average**



| | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Fund | 2.14% | 4.67% | 5.35% |
| Lehman Brothers General Municipal Bond Index | 3.14% | 5.31% | 5.84% |
| Category Average | 1.34% | 3.94% | 4.99% |

**Performance of a Hypothetical $10,000 Investment**[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in the Lehman Brothers General Municipal Bond Index.

■ $16,849 **Fund**
■ $17,655 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 132 funds in the Municipal California Long Bond Fund category for the one-year period, 106 for the five-year period and 59 for the ten-year period.

**Schwab California Long-Term Tax-Free Bond Fund™**

## Fund Facts as of 8/31/03

| Statistics | | | |
|---|---|---|---|
| **Number of Holdings** | 80 | **Weighted Average Maturity** | 18.4 yrs |
| **Fund Category**[1] | | **Weighted Average Duration** | 9.7 yrs |
|   Interest Rate Sensitivity | Long | **Weighted Average Credit Quality** | AA |
|   Credit Quality | High | **Portfolio Turnover Rate** | 29% |
| **30-Day SEC Yield**[2] | 4.47% | | |
| **12-Month Yield** | 4.29% | | |
| **Taxable-Equivalent Yield**[2] | 7.58% | | |

### Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.

**By Security Type**



- 70.7% **Revenue Bonds**
- 10.7% **Special Tax Bonds**
- 10.6% **General Obligation Bonds**
- 7.9% **Certificates of Participation**
- 0.1% **Other Investment Companies**

**By Credit Quality**[3]



- 72.7% **AAA**
- 4.4% **AA**
- 10.0% **A**
- 12.8% **BBB**
- 0.1% **Short-Term Ratings or Unrated Securities**

**By Maturity**



- 2.8% **0-1 Year**
- 6.5% **2-10 Years**
- 54.0% **11-20 Years**
- 30.6% **21-30 Years**
- 6.1% **More than 30 Years**

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.05%). Your tax rate may be different. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# *Schwab Short/Intermediate Tax-Free Bond Fund*

## Financial Statements

### Financial Highlights

| | 9/1/02–8/31/03 | 9/1/01–8/31/02 | 9/1/00–8/31/01 | 9/1/99–8/31/00 | 9/1/98–8/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 10.63 | 10.42 | 10.08 | 10.05 | 10.26 |
| Income from investment operations: | | | | | |
|    Net investment income | 0.30 | 0.35 | 0.39 | 0.41 | 0.40 |
|    Net realized and unrealized gains or losses | (0.04) | 0.20 | 0.34 | 0.03 | (0.21) |
|    Total income from investment operations | 0.26 | 0.55 | 0.73 | 0.44 | 0.19 |
| Less distributions: | | | | | |
|    Dividends from net investment income | (0.30) | (0.34) | (0.39) | (0.41) | (0.40) |
| Net asset value at end of period | 10.59 | 10.63 | 10.42 | 10.08 | 10.05 |
| Total return (%) | 2.50 | 5.37 | 7.42 | 4.50 | 1.86 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|    Net operating expenses | 0.60 | 0.49 | 0.49 | 0.49[1] | 0.49 |
|    Gross operating expenses | 0.63 | 0.70 | 0.73 | 0.75 | 0.81 |
|    Net investment income | 2.83 | 3.29 | 3.84 | 4.11 | 3.87 |
| Portfolio turnover rate | 11 | 28 | 14 | 11 | 8 |
| Net assets, end of period ($ x 1,000,000) | 159 | 139 | 109 | 76 | 87 |

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had been included.

## Portfolio Holdings as of August 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

✚ Credit-enhanced security

◗ Liquidity-enhanced security

• Certificate of participation

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| Holdings by Category | | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|---|
| 99.9% | Municipal Bonds | 154,043 | 158,141 |
| 0.1% | Other Investment Companies | 129 | 129 |
| 100.0% | Total Investments | 154,172 | 158,270 |

| Issuer Project Type of Security, Series | Rate | Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|---|
| **Municipal Bonds**  99.9% of investments | | | | |
| **Fixed-Rate Obligations  96.2%** | | | | |
| **Arizona  5.5%** | | | | |
| **Alhambra School District** | | | | |
| ✚  Refunding Bonds, Series 1994A | 6.80% | 07/01/04 | 1,485 | 1,585 |
| ✚  Refunding Bonds, Series 1994A | 6.80% | 07/01/12 | 515 | 543 |
| •✚❷ **Arizona State** | | | | |
|  Refunding Bonds, Series 2002B | 5.00% | 09/01/07 | 5,000 | 5,492 |
| **Phoenix Civic Improvement Corp.** | | | | |
| *Airport Terminal* | | | | |
|  Senior Lien Excise Tax Revenue Refunding Bonds, Series 1998 | 5.00% | 07/01/04 | 1,000 | 1,029 |
| | | | | **8,649** |
| **California  17.3%** | | | | |
| **Alameda Public Financing Authority** | | | | |
| *1997 Revenue Bond Refinancing* | | | | |
|  Revenue Bonds, Series 1999 | 4.95% | 09/02/07 | 2,065 | 2,133 |
| **California Department of Water Resources** | | | | |
|  Power Supply Revenue Bonds, Series 2002A | 5.50% | 05/01/10 | 1,000 | 1,092 |
| ✚ **California Public Works Board** | | | | |
| *UCLA Replacement Hospitals* | | | | |
|  Lease Revenue Bonds, Series 2002A | 4.75% | 10/01/09 | 3,005 | 3,262 |
| ◗❶ **California State** | | | | |
|  Revenue Anticipation Warrants, Series 2003B | 2.00% | 06/16/04 | 10,000 | 10,011 |
| **California Statewide Communities Development Authority** | | | | |
| *Kaiser Permanente Project* | | | | |
|  Revenue Bonds, Series 2002D | 4.35% | 03/01/07 | 3,000 | 3,109 |

| Issuer<br>Project<br>Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **Santa Clara County Financing Authority**<br>*Measure B Transportation Improvement Program*<br>Special Obligation Bonds, Series 2003 | 4.00% | 08/01/06 | 3,000 | 3,153 |
| •+❹ **William S. Hart Union High School District**<br>*School Facility Bridge Funding Program*<br>Series 2001 | 2.40% | 01/15/04 | 4,675 | 4,677 |
| | | | | 27,437 |
| **Colorado  0.5%** | | | | |
| **+ Boulder County Superior Metropolitan District No. 2**<br>General Obligation Refunding Bonds, Series 1998 | 4.63% | 12/01/13 | 870 | **876** |
| **District of Columbia  2.7%** | | | | |
| +❼ **Washington D.C. Convention Center Authority**<br>Dedicated Tax Senior Lien Revenue Bonds,<br>Series 1998 | 5.00% | 10/01/06 | 4,000 | **4,348** |
| **Georgia  2.5%** | | | | |
| +❾ **Atlanta Georgia**<br>Airport General Revenue Refunding Bonds,<br>Series 2003RF-A | 5.00% | 01/01/10 | 3,660 | **3,956** |
| **Illinois  0.7%** | | | | |
| **+ Chicago Public Building Commission**<br>*Board of Education Building*<br>Revenue Bonds, Series 1999C | 5.50% | 02/01/06 | 1,000 | **1,083** |
| **Indiana  2.1%** | | | | |
| **+ Lake County**<br>*First Mortgage*<br>Lease Revenue Bonds, Series 2000 | 5.25% | 08/01/09 | 2,040 | 2,266 |
| **+ Monroe County**<br>*Bloomington Hospital, Inc.*<br>Hospital Revenue Refunding Bonds, Series 1997 | 4.60% | 05/01/04 | 1,105 | 1,129 |
| | | | | 3,395 |
| **Kentucky  2.5%** | | | | |
| **Kentucky Property & Buildings Commission**<br>*Project No. 71*<br>Revenue Bonds | 5.50% | 08/01/09 | 3,500 | **3,954** |
| **Louisiana  1.1%** | | | | |
| **+ New Orleans**<br>Refunding Certificates of Indebtedness, Series 1998B | 4.50% | 12/01/05 | 1,600 | **1,705** |
| **Massachusetts  3.1%** | | | | |
| **Massachusetts State**<br>General Obligation Refunding Bonds, Series 2001A | 5.50% | 01/01/11 | 2,500 | 2,766 |
| **+** *Consolidated Loan*<br>Special Obligation Revenue Bonds, Series 2002A | 5.00% | 06/01/10 | 2,000 | 2,182 |
| | | | | 4,948 |

## Portfolio Holdings continued

| Issuer Project Type of Security, Series | Rate | Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|---|
| **Michigan 4.2%** | | | | |
| **✚ Detroit** | | | | |
| Limited Tax General Obligation Capital Improvement Bonds, Series 2002A | 5.00% | 04/01/07 | 1,000 | 1,091 |
| **✚ Detroit City School District** | | | | |
| Unlimited Tax General Obligation School Building & Site Improvement Bonds, Series 1998B | 5.00% | 05/01/04 | 1,390 | 1,426 |
| **✚❽ Wayne County** | | | | |
| *Detroit Metropolitan Wayne County Airport* | | | | |
| Revenue Refunding Bonds, Series 2002D | 5.00% | 12/01/10 | 3,900 | 4,133 |
| | | | | **6,650** |
| **Missouri 1.4%** | | | | |
| **✚ Saint Louis Municipal Finance Corp.** | | | | |
| *Convention Center Project* | | | | |
| Leasehold Revenue Refunding Bonds, Series 2003 | 5.25% | 07/15/10 | 2,000 | **2,222** |
| **Nebraska 0.7%** | | | | |
| **✚ American Public Energy Authority** | | | | |
| *Nebraska Public Gas Agency Project* | | | | |
| Gas Supply Revenue Bonds, Series 1998C | 4.00% | 09/01/07 | 1,000 | **1,058** |
| **Nevada 1.0%** | | | | |
| **✚ Henderson** | | | | |
| *Seven Hills* | | | | |
| Senior Limited Obligation Refunding Bonds, Series 2001A | 4.63% | 08/01/11 | 1,555 | **1,633** |
| **New Jersey 3.1%** | | | | |
| **✚ Brick Township Municipal Utilities Authority** | | | | |
| Revenue Refunding Bonds, Series 1996 | 5.50% | 12/01/03 | 1,000 | 1,011 |
| **•✚ New Jersey Transit Corp.** | | | | |
| *Federal Transit Administration Grants* | | | | |
| Series 2000B | 5.50% | 09/15/07 | 3,500 | 3,897 |
| | | | | **4,908** |
| **New York 10.4%** | | | | |
| **✚ Franklin County** | | | | |
| General Obligation Public Improvement Bonds, Series 1998 | 4.25% | 11/01/06 | 715 | 766 |
| **New York City** | | | | |
| General Obligation Bonds, Series 1999H | 4.75% | 03/15/07 | 3,000 | 3,173 |
| General Obligation Bonds, Series 2003A | 5.25% | 08/01/09 | 1,825 | 1,971 |
| General Obligation Bonds, Series 2003B | 5.25% | 08/01/09 | 1,000 | 1,080 |
| General Obligation Bonds, Series 2003J | 5.00% | 06/01/09 | 2,500 | 2,663 |
| **New York City Transitional Finance Authority** | | | | |
| Future Tax Secured Revenue Bonds, Series 1998B | 5.25% | 11/15/04 | 1,300 | 1,361 |
| **✚❻ New York State Thruway Authority** | | | | |
| *General Highway & Bridge Trust Fund* | | | | |
| Revenue Bonds, Series 2003A | 5.25% | 04/01/12 | 4,000 | 4,387 |

| Issuer<br>Project<br>   Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **New York State Urban Development Corp.**<br>*Correctional Facilities Service Contract*<br>   Revenue Bonds, Series1998A | 5.00% | 01/01/05 | 1,000 | 1,045 |
| | | | | **16,446** |
| **North Carolina  4.6%** | | | | |
| **✚ Durham County**<br>   Enterprise System Revenue Bonds, Series 2002 | 5.00% | 06/01/09 | 1,495 | 1,653 |
| **North Carolina Municipal Power Agency**<br>*Catawaba Electric* | | | | |
| ✚   Revenue Bonds, Series 1995A | 5.10% | 01/01/07 | 2,000 | 2,173 |
| ✚   Revenue Bonds, Series 1999A | 5.75% | 01/01/09 | 3,000 | 3,387 |
| | | | | **7,213** |
| **Ohio  4.6%** | | | | |
| **Ohio State**<br>❿ *Administrative Building Fund Projects*<br>   State Facilities Bonds, Series 1998A | 5.13% | 10/01/06 | 3,580 | 3,921 |
|    Higher Education Capital Facilities Bonds,<br>   Series II-2001A | 5.50% | 12/01/08 | 3,000 | 3,389 |
| | | | | **7,310** |
| **Oregon  1.9%** | | | | |
| •✚ **Oregon State**<br>*Department of Administrative Services*<br>   Refunding Bonds, Series 2002C | 5.00% | 11/01/07 | 2,705 | **2,992** |
| **Pennsylvania  3.6%** | | | | |
| ✚ **Pennsylvania Industrial Development Authority**<br>   Economic Development Revenue Bonds, Series 1994 | 7.00% | 07/01/07 | 1,000 | 1,165 |
| ✚❺ **Philadelphia Water & Sewer**<br>   Water & Wastewater Revenue Refunding Bonds,<br>   Series 2001B | 5.50% | 11/01/11 | 4,000 | 4,485 |
| | | | | **5,650** |
| **Puerto Rico  3.5%** | | | | |
| ✚ **Puerto Rico Highway & Transportation Authority**<br>   Revenue Refunding Bonds, Series 2003H | 5.00% | 07/01/10 | 2,000 | 2,150 |
| ✚ **Puerto Rico Municipal Finance Agency**<br>   General Obligation Bonds, Series 1999A | 5.50% | 08/01/08 | 3,000 | 3,387 |
| | | | | **5,537** |
| **South Carolina  2.0%** | | | | |
| ✚ **Charleston County**<br>*Care Alliance Health Services*<br>   Revenue Bonds, Series 1999A | 4.25% | 08/15/07 | 3,000 | **3,207** |
| **Texas  10.3%** | | | | |
| ✚❸ **Dallas Water & Sewer Utilities**<br>   Revenue Refunding & Improvement Bonds, Series 2003 | 5.00% | 10/01/10 | 5,000 | 5,463 |

## Portfolio Holdings continued

| Issuer / Project / Type of Security, Series | Rate | Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|---|
| ✚ **Denton Utility System** | | | | |
| Revenue Refunding & Improvement Bonds, Series 2001 | 5.00% | 12/01/12 | 2,030 | 2,158 |
| **Fort Worth** | | | | |
| General Purpose Improvement & Refunding Bonds, Series 2001 | 5.00% | 03/01/10 | 1,090 | 1,182 |
| **Gulf Coast Waste Disposal Authority** | | | | |
| *Waste Management of Texas, Inc. Brazoria County Project* | | | | |
| Solid Waste Disposal Revenue Bonds, Series 2003A | 2.85% | 05/01/04 | 1,650 | 1,650 |
| ✚ **Houston Port Authority** | | | | |
| Port Improvement General Obligation Bonds, Series 2001B | 5.25% | 10/01/10 | 2,205 | 2,413 |
| ✚ **Tarrant Regional Water District** | | | | |
| Water Revenue Refunding & Improvement Bonds, Series 2002 | 5.00% | 03/01/10 | 3,140 | 3,410 |
| | | | | **16,276** |
| **Washington 6.2%** | | | | |
| ✚ **Port of Seattle** | | | | |
| *Passenger Facility Charge* | | | | |
| Revenue Bonds, Series 1998B | 5.00% | 12/01/07 | 1,395 | 1,514 |
| ✚ **Snohomish County** | | | | |
| Refunding Limited General Obligation Bonds | 4.50% | 12/01/12 | 1,920 | 1,985 |
| •✚ **Washington State** | | | | |
| *Department of Ecology State Building Project* | | | | |
| Refunding Bonds | 4.75% | 04/01/12 | 1,710 | 1,784 |
| ✚ **Washington State Public Power Supply System** | | | | |
| *Nuclear Project No. 2* | | | | |
| Refunding Revenue Bonds, Series 1993A | 5.70% | 07/01/08 | 4,000 | 4,543 |
| | | | | **9,826** |
| **Wisconsin 0.7%** | | | | |
| **Wisconsin Health & Educational Facilities Authority** | | | | |
| *Carroll College, Inc. Project* | | | | |
| Revenue Bonds, Series 1998 | 4.80% | 10/01/06 | 1,000 | **1,062** |
| **Variable Rate Obligations 3.7%** | | | | |
| **Alaska 1.6%** | | | | |
| **Valdez** | | | | |
| *Exxon Pipeline Co. Project* | | | | |
| Marine Terminal Revenue Refunding Bonds, Series 1993C | 0.80% | 09/02/03 | 2,500 | **2,500** |
| **Georgia 0.1%** | | | | |
| ✚◗ **Atlanta** | | | | |
| Water & Wastewater Revenue Bonds, Series 2002C | 0.80% | 09/02/03 | 200 | **200** |

 *See financial notes.*

| Issuer<br>Project<br>    Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **Mississippi  1.3%** | | | | |
| **Jackson County**<br>*Chevron U.S.A., Inc. Project*<br>    Pollution Control Revenue Refunding Bonds,<br>    Series 1993 | 0.80% | 09/02/03 | 2,000 | **2,000** |
| **New York  0.6%** | | | | |
| ✛▶ **New York City**<br>    General Obligation Bonds, Series 1992B | 0.80% | 09/02/03 | 1,000 | **1,000** |
| **Tennessee  0.1%** | | | | |
| ✛ **Clarksville, Tennessee Public Building Authority**<br>    Adjustable Rate Pooled Financing Revenue Bonds,<br>    Series 2003 | 0.80% | 09/02/03 | 100 | **100** |

| Security and Number of Shares | Mkt. Value<br>($ x 1,000) |
|---|---|
| **Other Investment Companies**  0.1% of investments | |
| **Provident Institutional Funds–**<br>**Muni Fund Portfolio**    128,828 | **129** |

**End of portfolio holdings**.  For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at market value | $158,270 |
| Receivables: | |
| Fund shares sold | 205 |
| Interest | 2,092 |
| Prepaid expenses | + 18 |
| **Total assets** | **160,585** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Fund shares redeemed | 805 |
| Dividends to shareholders | 402 |
| Investment adviser and administrator fees | 4 |
| Transfer agent and shareholder service fees | 3 |
| Accrued expenses | + 36 |
| **Total liabilities** | **1,250** |

### Net Assets

| | |
|---|---|
| **Total assets** | 160,585 |
| **Total liabilities** | – 1,250 |
| **Net assets** | **$159,335** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 155,695 |
| Net investment income not yet distributed | 17 |
| Net realized capital losses | (475) |
| Net unrealized capital gains | 4,098 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $159,335 | | 15,043 | | $10.59 |

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $154,172. Not counting short-term obligations, the fund paid $33,761 for securities during the reporting period, and received $15,302 from securities it sold or that matured. Included in the total purchases and sales amounts are $80,420 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---|
| **Portfolio cost** | $154,155 |
| **Net unrealized gains and losses:** | |
| Gains | $4,531 |
| Losses | + (416) |
| | **$4,115** |
| **As of August 31, 2003:** | |
| **Undistributed earnings:** | |
| Tax-exempt income | $402 |
| Long-term capital gains | $– |
| **Capital losses utilized** | $74 |
| **Unused capital losses:** | |
| Expires 08/31 of: | |
| 2004 | 296 |
| 2009 | 146 |
| 2010 | + 33 |
| | **$475** |
| **Reclassifications:** | |
| Expired net realized capital losses | $34 |
| Reclassified as: | |
| Capital received from investors | ($34) |

 *See financial notes.*

Statement of
## Operations

For September 1, 2002 through August 31, 2003. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$5,382** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized gains on investments sold | **74** |

### Net Unrealized Gains and Losses

| | |
|---|---:|
| Net unrealized losses on investments | **(801)** |

### Expenses

| | | |
|---|:-:|---:|
| Investment adviser and administrator fees | | 470 |
| Transfer agent and shareholder service fees | | 392 |
| Trustees' fees | | 8 |
| Custodian and portfolio accounting fees | | 15 |
| Professional fees | | 26 |
| Registration fees | | 32 |
| Shareholder reports | | 26 |
| Other expenses | + | 12 |
| Total expenses | | 981 |
| Expense reduction | − | 37 |
| **Net expenses** | | **944** |

### Increase in Net Assets from Operations

| | | |
|---|:-:|---:|
| **Total investment income** | | 5,382 |
| **Net expenses** | − | 944 |
| **Net investment income** | | **4,438** |
| **Net realized gains** | | 74 |
| **Net unrealized losses** | + | (801) |
| **Increase in net assets from operations** | | **$3,711** |

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2003, to 0.65% of average daily net assets. Prior to November 16, 2002, this limit was 0.49%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $727.

*See financial notes.* 23

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Operations

| | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|
| Net investment income | $4,438 | $3,993 |
| Net realized gains | 74 | 34 |
| Net unrealized gains or losses + | (801) | 2,270 |
| **Increase in net assets from operations** | **3,711** | **6,297** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$4,474** | **$3,921** |

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

### Transactions in Fund Shares

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | VALUE | SHARES | VALUE |
| Shares sold | 9,957 | $106,591 | 8,187 | $85,365 |
| Shares reinvested | 297 | 3,175 | 241 | 2,508 |
| Shares redeemed + | (8,327) | (89,036) | (5,794) | (60,137) |
| **Net transactions in fund shares** | **1,927** | **$20,730** | **2,634** | **$27,736** |

### Shares Outstanding and Net Assets

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | 13,116 | $139,368 | 10,482 | $109,256 |
| Total increase + | 1,927 | 19,967 | 2,634 | 30,112 |
| **End of period** | **15,043** | **$159,335** | **13,116** | **$139,368** |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $17 and $53 for the current and prior period, respectively.

 *See financial notes.*

# Schwab Long-Term Tax-Free Bond Fund

## Financial Statements

### Financial Highlights

| | 9/1/02–8/31/03 | 9/1/01–8/31/02 | 9/1/00–8/31/01 | 9/1/99–8/31/00 | 9/1/98–8/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 11.05 | 10.87 | 10.24 | 10.11 | 11.01 |
| Income from investment operations: | | | | | |
|     Net investment income | 0.45 | 0.49 | 0.50 | 0.50 | 0.50 |
|     Net realized and unrealized gains or losses | (0.01) | 0.17 | 0.63 | 0.13 | (0.85) |
|     Total income from investment operations | 0.44 | 0.66 | 1.13 | 0.63 | (0.35) |
| Less distributions: | | | | | |
|     Dividends from net investment income | (0.45) | (0.48) | (0.50) | (0.50) | (0.50) |
|     Distributions from net realized gains | – | – | – | – | (0.05) |
|     Total distributions | (0.45) | (0.48) | (0.50) | (0.50) | (0.55) |
| Net asset value at end of period | 11.04 | 11.05 | 10.87 | 10.24 | 10.11 |
| Total return (%) | 4.01 | 6.24 | 11.29 | 6.59 | (3.34) |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|     Net operating expenses | 0.62 | 0.49 | 0.49 | 0.49[1] | 0.49 |
|     Gross operating expenses | 0.65 | 0.74 | 0.74 | 0.76 | 0.81 |
|     Net investment income | 4.06 | 4.49 | 4.73 | 5.11 | 4.59 |
| Portfolio turnover rate | 22 | 25 | 35 | 25 | 35 |
| Net assets, end of period ($ x 1,000,000) | 81 | 85 | 88 | 76 | 90 |

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had been included.

## Portfolio Holdings as of August 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- • Certificate of participation

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| | Holdings by Category | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|---|
| 100.0% | Municipal Bonds | 75,958 | 80,646 |
| 0.0% | Other Investment Companies | 3 | 3 |
| **100.0%** | **Total Investments** | **75,961** | **80,649** |

| Issuer<br>Project<br>Type of Security, Series | Rate | Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|---|
| **Municipal Bonds 100.0% of investments** | | | | |
| **Fixed-Rate Obligations 98.5%** | | | | |
| **California 6.9%** | | | | |
| **California Department of Water Resources** | | | | |
| Power Supply Revenue Bonds, Series 2002A | 5.88% | 05/01/16 | 2,000 | 2,170 |
| ✚ **California Infrastructure & Economic Development Bank** | | | | |
| *Bay Area Toll Bridges* | | | | |
| First Lien Revenue Bonds, Series 2003A | 5.00% | 07/01/29 | 1,500 | 1,478 |
| •✚ **Los Angeles Municipal Improvement Corp.** | | | | |
| *Real Property Improvement Program* | | | | |
| Series 2002 | 5.00% | 02/01/18 | 1,880 | 1,936 |
| | | | | **5,584** |
| **Colorado 5.4%** | | | | |
| ✚ **Colorado Department of Transportation** | | | | |
| Revenue Anticipation Notes, Series 2002B | 5.50% | 06/15/15 | 2,000 | 2,245 |
| **Denver City & County** | | | | |
| ✚ *Airport System* | | | | |
| Revenue Refunding Bonds, Series 2002E | 5.50% | 11/15/15 | 1,000 | 1,056 |
| ✚ *Colorado Convention Center Expansion Project* | | | | |
| Excise Tax Revenue Bonds, Series 2001A | 5.50% | 09/01/17 | 1,000 | 1,077 |
| | | | | **4,378** |
| **District of Columbia 2.7%** | | | | |
| •✚ **District of Columbia** | | | | |
| *District's Public Safety & Emergency Preparedness Communications Center and Related Technology* | | | | |
| Series 2003A | 5.50% | 01/01/17 | 2,000 | **2,170** |

 *See financial notes.*

| Issuer<br>Project<br>Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **Florida 3.6%** | | | | |
| ✚⑥ **Escambia County Health Facilities Authority** | | | | |
| *Ascension Health Credit Group* | | | | |
| Revenue Bonds, Series 1999A-2 | 5.75% | 11/15/09 | 2,500 | **2,898** |
| **Georgia 1.5%** | | | | |
| ✚ **Fulton County Development Authority** | | | | |
| *Tuff Morehouse LLC Project* | | | | |
| Revenue Bonds, Series 2002A | 5.50% | 02/01/22 | 1,180 | **1,241** |
| **Hawaii 2.2%** | | | | |
| ✚ **Hawaii** | | | | |
| General Obligation Bonds, Series 1999CT | 5.88% | 09/01/09 | 1,500 | **1,742** |
| **Indiana 1.2%** | | | | |
| ✚ **Marion County Convention & Recreational Facilities Authority** | | | | |
| Excise Tax Lease Revenue Refunding Senior Bonds,<br>Series 2001A | 5.00% | 06/01/21 | 1,000 | **1,005** |
| **Kentucky 1.3%** | | | | |
| ✚ **Jefferson County** | | | | |
| *University Medical Center, Inc.* | | | | |
| Health Facilities Revenue Bonds, Series 1997 | 5.25% | 07/01/22 | 1,000 | **1,013** |
| **Maryland 0.4%** | | | | |
| **Maryland Department of Housing & Community Development** | | | | |
| Revenue Bonds, Series 1996A | 5.88% | 07/01/16 | 320 | **337** |
| **Michigan 8.1%** | | | | |
| **Delta County Economic Development Corp.** | | | | |
| *MeadWestvaco-Escanaba Paper Company Project* | | | | |
| Environmental Improvement Revenue Refunding Bonds,<br>Series 2002A | 6.25% | 04/15/27 | 1,000 | 1,008 |
| ✚⑦ **Detroit** | | | | |
| *Water Supply System* | | | | |
| Revenue Refunding Senior Lien Bonds, Series 2003C | 5.25% | 07/01/16 | 2,620 | 2,813 |
| ✚ **Eastern Michigan University Board of Regents** | | | | |
| General Revenue Bonds, Series 1997 | 5.50% | 06/01/17 | 1,500 | 1,686 |
| ✚ **Wayne County Community College** | | | | |
| Improvement Bonds, Series 1999 | 5.50% | 07/01/19 | 1,000 | 1,051 |
| | | | | **6,558** |
| **Mississippi 5.7%** | | | | |
| ✚⑩ **Mississippi Hospital Equipment & Facilities Authority** | | | | |
| *Mississippi Baptist Medical Center* | | | | |
| Revenue Refunding Bonds, Series 1995 | 6.00% | 05/01/13 | 2,150 | 2,318 |
| •✚ **Walnut Grove Correctional Authority** | | | | |
| *Walnut Grove Correctional Facility Project* | | | | |
| Series 1999 | 6.00% | 11/01/19 | 2,000 | 2,256 |
| | | | | **4,574** |

*See financial notes.* 27

## Portfolio Holdings continued

| Issuer<br>Project<br>   Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **Nebraska 3.3%** | | | | |
| **+❽ American Public Energy Agency** | | | | |
| *Nebraska Public Gas Agency Project* | | | | |
|   Gas Supply Revenue Bonds, Series 1998C | 4.00% | 09/01/07 | 2,500 | **2,646** |
| **Nevada 2.6%** | | | | |
| **+ Nevada State Department of Business & Industry** | | | | |
| *Las Vegas Monorail Project* | | | | |
|   First Tier Revenue Bonds, Series 2000 | 5.63% | 01/01/32 | 2,000 | **2,091** |
| **New York 4.4%** | | | | |
| **+ Metropolitan Transportation Authority** | | | | |
|   Revenue Refunding Bonds, Series A | 5.50% | 11/15/18 | 2,000 | 2,156 |
| **New York City** | | | | |
|   General Obligation Bonds, Series 2002G | 5.75% | 08/01/16 | 1,325 | 1,416 |
| | | | | **3,572** |
| **Oregon 4.6%** | | | | |
| **+ Columbia River Peoples Utility District** | | | | |
|   Electric Systems Revenue Obligations, Series 2000B | 5.50% | 12/01/19 | 1,180 | 1,264 |
| **+❾ Morrow County School District No. 001** | | | | |
|   General Obligation Bonds, Series 2001 | 5.63% | 06/15/16 | 2,235 | 2,441 |
| | | | | **3,705** |
| **Pennsylvania 4.5%** | | | | |
| **Pennsylvania Higher Education Facilities Authority** | | | | |
| *University of Pennsylvania Health Services* | | | | |
|   Revenue Bonds, Series 1996A | 5.75% | 01/01/17 | 2,000 | 2,053 |
| **+ Seneca Valley School District** | | | | |
|   General Obligation Refunding Bonds, Series 1998AA | 5.15% | 02/15/20 | 1,500 | 1,537 |
| | | | | **3,590** |
| **Rhode Island 0.2%** | | | | |
| **Rhode Island Housing & Mortgage Finance Corp.** | | | | |
| *Homeownership Opportunity* | | | | |
|   Revenue Bonds, Series 10A | 6.50% | 10/01/22 | 175 | **177** |
| **Texas 15.3%** | | | | |
| **+❺ Austin Electric Water & Sewer System** | | | | |
|   Revenue Refunding Bonds, Series 1997 | 5.13% | 11/15/16 | 3,000 | 3,150 |
| **+ Brazos River Authority** | | | | |
| *Houston Industries, Inc.* | | | | |
|   Revenue Refunding Bonds, Series 1998A | 5.13% | 05/01/19 | 1,750 | 1,797 |
| **+ Conroe Independent School District** | | | | |
| *Unlimited Tax School, House & Refunding Bonds,*<br>*Series 1997* | 5.25% | 02/15/21 | 1,000 | 1,015 |
| **+❷ Dallas Fort Worth International Airport** | | | | |
|   Joint Revenue Bonds, Series 2000A | 6.00% | 11/01/24 | 3,500 | 3,687 |

| Issuer<br>Project<br>Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **+ Harris County Hospital District** | | | | |
| Revenue Refunding Bonds, Series 2000 | 6.00% | 02/15/16 | 1,000 | 1,118 |
| **+ Texas Public Finance Authority** | | | | |
| *Texas Southern University* | | | | |
| Revenue Financing System Refunding Bonds,<br>Series 1998A-1 | 4.75% | 11/01/17 | 1,545 | 1,563 |
| | | | | **12,330** |
| **Vermont 2.8%** | | | | |
| **+ Vermont Educational & Health Buildings Financing Agency** | | | | |
| *Fletcher Allen Health Care Project* | | | | |
| Hospital Revenue Bonds, Series 2000A | 6.00% | 12/01/23 | 2,000 | **2,220** |
| **Washington 20.5%** | | | | |
| **+❸ Clark County School District No. 117** | | | | |
| Unlimited Tax General Obligation Bonds, Series 1999 | 5.50% | 12/01/17 | 3,000 | 3,413 |
| **Kent County School District No. 415** | | | | |
| Unlimited Tax General Obligation Refunding Bonds,<br>Series 1993A | 5.55% | 12/01/11 | 500 | 561 |
| **King County** | | | | |
| *Baseball Stadium* | | | | |
| ❶ Limited Tax General Obligation Demand Notes,<br>Series 1997D | 5.75% | 12/01/11 | 3,500 | 3,867 |
| **+ *King Street Center Project*** | | | | |
| Lease Revenue Bonds, Series 1997 | 5.13% | 06/01/17 | 1,000 | 1,040 |
| **+ Ocean Shores** | | | | |
| Water & Sewer Revenue Bonds, Series 2001 | 5.50% | 12/01/21 | 2,000 | 2,253 |
| **Washington State Health Care Facilities Authority** | | | | |
| **+❹ *Catholic Health Initiatives*** | | | | |
| Revenue Bonds, Series 2000A | 6.00% | 12/01/20 | 3,000 | 3,325 |
| **+ *Swedish Health System*** | | | | |
| Revenue Bonds, Series 1998 | 5.13% | 11/15/18 | 2,000 | 2,072 |
| | | | | **16,531** |
| **Wisconsin 1.3%** | | | | |
| **+ Wisconsin Health & Education Facilities Authority** | | | | |
| *Medical College of Wisconsin, Inc. Project* | | | | |
| Revenue Bonds, Series 1997 | 5.50% | 03/01/17 | 1,000 | **1,084** |

## Portfolio Holdings continued

| Issuer<br>Project<br>   Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **Variable Rate Obligations  1.5%** | | | | |
| **New York  1.3%** | | | | |
| ✛▶ **New York City Municipal Water Finance Authority**<br>*Water & Sewer System*<br>   Revenue Bonds, Series 1994G | 0.75% | 09/02/03 | 1,000 | **1,000** |
| **Tennessee  0.2%** | | | | |
| ✛ **Clarksville, Tennessee Public Building Authority**<br>   Pooled Financing Revenue Bonds, Series 2003 | 0.85% | 09/02/03 | 200 | **200** |

| Security and Number of Shares | Mkt. Value<br>($ x 1,000) |
|---|---|
| **Other Investment Companies**  0.0% of investments | |
| **Provident Institutional Funds–**<br>**Muni Fund Portfolio**  2,454 | **3** |

**End of portfolio holdings.**  For totals, please see the first page of holdings for this fund**.**

*See financial notes.*

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at market value | $80,649 |
| Receivables: | |
| Fund shares sold | 4 |
| Interest | 1,044 |
| Prepaid expenses + | 12 |
| **Total assets** | **81,709** |

### Liabilities

| | |
|---|---:|
| Payables: | |
| Fund shares redeemed | 35 |
| Dividends to shareholders | 309 |
| Investment adviser and administrator fees | 2 |
| Transfer agent and shareholder service fees | 2 |
| Accrued expenses + | 30 |
| **Total liabilities** | **378** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 81,709 |
| **Total liabilities** − | 378 |
| **Net assets** | **$81,331** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 78,882 |
| Net investment income not yet distributed | 125 |
| Net realized capital losses | (2,364) |
| Net unrealized capital gains | 4,688 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $81,331 | | 7,368 | | $11.04 |

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $75,961. Not counting short-term obligations, the fund paid $17,878 for securities during the reporting period, and received $18,116 from securities it sold or that matured. Included in the total purchases and sales amounts are $43,860 in transactions with other SchwabFunds®.

### Federal Tax Data

| | |
|---|---:|
| **Portfolio cost** | $75,836 |
| **Net unrealized gains and losses:** | |
| Gains | $4,856 |
| Losses + | (43) |
| | **$4,813** |

**As of August 31, 2003:**

| | |
|---|---:|
| **Undistributed earnings:** | |
| Tax-exempt income | $309 |
| Long-term capital gains | $— |
| **Capital loss utilized** | $491 |
| **Unused capital losses:** | |
| Expires 08/31 of: | |
| 2008 | $111 |
| 2009 + | 2,253 |
| | **$2,364** |
| **Reclassifications:** | |
| Net investment income not yet distributed | ($14) |
| Reclassified as: | |
| Net realized capital gains | $14 |

*See financial notes.* 31

Statement of
## Operations

For September 1, 2002 through August 31, 2003. All numbers are x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$4,077** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized gains on investments sold | | **477** |

### Net Unrealized Gains and Losses

| | | |
|---|---|---|
| Net unrealized losses on investments | | **(474)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 261 |
| Transfer agent and shareholder service fees | | 218 |
| Trustees' fees | | 8 |
| Custodian and portfolio accounting fees | | 10 |
| Professional fees | | 26 |
| Registration fees | | 18 |
| Shareholder reports | | 18 |
| Other expenses | + | 10 |
| Total expenses | | 569 |
| Expense reduction | – | 33 |
| **Net expenses** | | **536** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 4,077 |
| **Net expenses** | – | 536 |
| **Net investment income** | | **3,541** |
| **Net realized gains** | | 477 |
| **Net unrealized losses** | + | (474) |
| **Increase in net assets from operations** | | **$3,544** |

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2003, to 0.65% of average daily net assets. Prior to November 16, 2002, this limit was 0.49%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $3.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

### Operations

| | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|
| Net investment income | $3,541 | $3,690 |
| Net realized gains | 477 | 319 |
| Net unrealized gains or losses + | (474) | 890 |
| **Increase in net assets from operations** | **3,544** | **4,899** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$3,518** | **$3,599** |

### Transactions in Fund Shares

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | VALUE | SHARES | VALUE |
| Shares sold | 4,912 | $55,091 | 3,297 | $35,633 |
| Shares reinvested | 204 | 2,296 | 198 | 2,127 |
| Shares redeemed + | (5,470) | (61,388) | (3,906) | (42,176) |
| **Net transactions in fund shares** | **(354)** | **($4,001)** | **(411)** | **($4,416)** |

### Shares Outstanding and Net Assets

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | 7,722 | $85,306 | 8,133 | $88,422 |
| Total decrease + | (354) | (3,975) | (411) | (3,116) |
| **End of period** | **7,368** | **$81,331** | **7,722** | **$85,306** |

Unless stated, all numbers are x 1,000.

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $125 and $116 for the current and prior period, respectively.

*See financial notes.* 33

# *Schwab California Short/Intermediate Tax-Free Bond Fund*

## Financial Statements

### Financial Highlights

| | **9/1/02–8/31/03** | 9/1/01–8/31/02 | 9/1/00–8/31/01 | 9/1/99–8/31/00 | 9/1/98–8/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 10.66 | 10.51 | 10.22 | 10.09 | 10.26 |
| Income from investment operations: | | | | | |
| Net investment income | 0.32 | 0.34 | 0.40 | 0.39 | 0.39 |
| Net realized and unrealized gains or losses | (0.09) | 0.15 | 0.29 | 0.13 | (0.17) |
| Total income from investment operations | 0.23 | 0.49 | 0.69 | 0.52 | 0.22 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.32) | (0.34) | (0.40) | (0.39) | (0.39) |
| Net asset value at end of period | 10.57 | 10.66 | 10.51 | 10.22 | 10.09 |
| Total return (%) | 2.15 | 4.66 | 6.95 | 5.32 | 2.16 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.58 | 0.49 | 0.49 | 0.49[1] | 0.49 |
| Gross operating expenses | 0.60 | 0.66 | 0.67 | 0.71 | 0.77 |
| Net investment income | 2.96 | 3.29 | 3.83 | 3.91 | 3.81 |
| Portfolio turnover rate | 11 | 17 | 30 | 42 | 7 |
| Net assets, end of period ($ x 1,000,000) | 174 | 184 | 145 | 124 | 126 |

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had been included.

 *See financial notes.*

## Portfolio Holdings as of August 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

✚ Credit-enhanced security

◗ Liquidity-enhanced security

• Certificate of participation

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| Holdings by Category | | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|---|
| 100.0% | Municipal Bonds | 167,171 | 172,211 |
| 0.0% | Other Investment Companies | 28 | 28 |
| 100.0% | Total Investments | 167,199 | 172,239 |

| Issuer Project Type of Security, Series | Rate | Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|---|
| **Municipal Bonds**  100.0% of investments | | | | |
| **Fixed-Rate Obligations  97.6%** | | | | |
| **California  93.7%** | | | | |
| **Alameda County** | | | | |
| *Refunding & Capital Projects* | | | | |
| ◗✚ Series 1998A | 5.00% | 12/01/06 | 3,480 | 3,831 |
| ◗✚❷ Series 2001A | 5.38% | 12/01/09 | 5,000 | 5,665 |
| **Alameda Public Financing Authority** | | | | |
| *1997 Revenue Bond Refinancing* | | | | |
| Revenue Bonds, Series 1999 | 4.85% | 09/02/06 | 2,140 | 2,209 |
| **Association of Bay Area Governments** | | | | |
| ✚❿ *Brandeis Hillel Day School Project* | | | | |
| Revenue Bonds, Series 2001 | 3.75% | 08/01/06 | 4,000 | 4,172 |
| ✚ *FTA Capital Grant* | | | | |
| Bart SFO Extension Bonds, Series 2001A | 5.00% | 06/15/08 | 630 | 631 |
| ✚ **Burbank Unified School District** | | | | |
| *Election of 1997* | | | | |
| General Obligation Bonds, Series C | 3.00% | 08/01/06 | 1,820 | 1,883 |
| **California Department of Water Resources** | | | | |
| Power Supply Revenue Bonds, Series 2002A | 5.50% | 05/01/10 | 1,315 | 1,436 |
| ✚ **California Educational Facilities Authority** | | | | |
| *Pooled College & University Projects* | | | | |
| Revenue Bonds, Series 1997A | 5.05% | 04/01/05 | 1,010 | 1,068 |
| **California Health Facilities Financing Authority** | | | | |
| *Kaiser Permanente Hospital* | | | | |
| Revenue Bonds, Series 1998B | 5.00% | 10/01/08 | 2,500 | 2,702 |
| **California Pollution Control Finance Authority** | | | | |
| *Waste Management, Inc. Project* | | | | |
| Solid Waste Disposal Revenue Bonds, Series 2002B | 4.45% | 07/01/05 | 2,000 | 2,033 |

*See financial notes.*  35

## Portfolio Holdings continued

| Issuer / Project / Type of Security, Series | Rate | Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|---|
| **California State** | | | | |
| General Obligation Bonds, Series 1992 | 6.30% | 09/01/06 | 2,235 | 2,487 |
| ✚ General Obligation Bonds, Series 1998 | 5.50% | 12/01/11 | 1,665 | 1,861 |
| General Obligation Bonds, Series 2001 | 4.00% | 11/01/05 | 1,000 | 1,044 |
| General Obligation Bonds, Series 2002 | 5.25% | 02/01/11 | 3,500 | 3,739 |
| ✚7 General Obligation Refunding Bonds, Series 2002 | 5.00% | 02/01/12 | 4,000 | 4,277 |
| ◗1 Revenue Anticipation Warrants, Series 2003B | 2.00% | 06/16/04 | 11,000 | 11,012 |
| **California State Public Works Board** | | | | |
| ✚ Energy Efficiency Revenue Refunding Bonds, Series 1998B | 4.00% | 09/01/06 | 1,155 | 1,223 |
| *The Regents University of California* | | | | |
| Lease Revenue Refunding Bonds, Series 1998A | 5.25% | 12/01/07 | 2,000 | 2,210 |
| **California Statewide Communities Development Authority** | | | | |
| *Kaiser Permanente Project* | | | | |
| Revenue Bonds, Series 2002D | 4.35% | 03/01/07 | 2,000 | 2,073 |
| ✚ *Sherman Oaks Project* | | | | |
| Revenue Refunding Bonds, Series 1998A | 5.00% | 08/01/06 | 2,500 | 2,720 |
| • *St. Joseph Health System* | | | | |
| Series 1997 | 5.00% | 07/01/04 | 750 | 770 |
| • *St. Joseph Health System Obligated Group* | | | | |
| Series 1994 | 6.50% | 07/01/04 | 2,000 | 2,130 |
| • *The Internext Group* | | | | |
| Series 1999 | 4.13% | 04/01/04 | 3,500 | 3,538 |
| ✚ **El Dorado County Public Agency Financing Authority** | | | | |
| Revenue Bonds, Series 1996 | 5.60% | 02/15/12 | 3,000 | 3,280 |
| ✚ **Fontana Community Facilities District No. 2** | | | | |
| Senior Special Tax Refunding Bonds, Series 1998A | 4.10% | 09/01/04 | 1,120 | 1,153 |
| **Fremont Union High School District** | | | | |
| *Election of 1998* | | | | |
| General Obligation Bonds, Series 2000B | 5.75% | 09/01/08 | 1,520 | 1,744 |
| ✚ **Fresno** | | | | |
| *Palm Bluffs Corporate Center Public Improvement Project* | | | | |
| Special Tax Bonds, Series 1998 | 4.75% | 09/01/05 | 1,000 | 1,014 |
| ✚ **Inglewood Redevelopment Agency** | | | | |
| *Merged Redeveloped Project* | | | | |
| Tax Allocation Refunding Bonds, Series 1998A | 3.88% | 05/01/05 | 525 | 547 |
| **Intermodal Container Transfer Facility Joint Powers Authority** | | | | |
| ✚ Refunding Revenue Bonds, Series 1999A | 5.00% | 11/01/08 | 1,210 | 1,347 |
| ✚ Refunding Revenue Bonds, Series 1999A | 5.00% | 11/01/09 | 1,375 | 1,527 |
| 6 **Long Beach** | | | | |
| Harbor Revenue Refunding Bonds, Series 2000A | 5.50% | 05/15/10 | 4,000 | 4,394 |
| ✚8 **Long Beach Harbor Facilities Corp.** | | | | |
| Revenue Refunding Bonds, Series 1998A | 5.50% | 05/15/05 | 3,985 | 4,235 |
| •✚ **Los Angeles** | | | | |
| *American Academy of Dramatic Arts* | | | | |
| Series 2000A | 4.70% | 11/01/05 | 1,300 | 1,373 |

 *See financial notes.*

| Issuer<br>Project<br>   Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **✚ Los Angeles Community Redevelopment Agency** | | | | |
| *Beacon Street,Crenshaw & Pico Union 1 Redevelopment Projects* | | | | |
|    Pooled Financing Revenue Refunding Bonds,<br>   Series 1998F | 5.00% | 09/01/07 | 810 | 893 |
| **Los Angeles County Metropolitan Transportation Authority** | | | | |
| *Proposition C* | | | | |
|    Sales Tax Revenue Bonds, Second Series 1992A | 6.20% | 07/01/04 | 3,000 | 3,122 |
| **Los Angeles State Building Authority** | | | | |
| *California Department of General Services* | | | | |
| ✚   Lease Revenue Refunding Bonds, Series 1993A | 5.63% | 05/01/11 | 2,000 | 2,248 |
|    Lease Revenue Refunding Bonds, Series 1995A | 5.60% | 05/01/04 | 1,000 | 1,025 |
| **❺ Los Angeles Unified School District** | | | | |
| *Election of 1997* | | | | |
|    General Obligation Bonds, Series 2000D | 5.50% | 07/01/10 | 4,000 | 4,477 |
| **Northern California Power Agency** | | | | |
| *Geothermal Project No. 3* | | | | |
|    Revenue Refunding Bonds, Series 1993A | 5.60% | 07/01/06 | 2,000 | 2,213 |
| **Oakland** | | | | |
| *Oakland Museum* | | | | |
| •✚   Refunding, Series 2002A | 5.00% | 04/01/10 | 2,015 | 2,201 |
| •✚   Refunding, Series 2002A | 5.00% | 04/01/11 | 1,460 | 1,584 |
| **✚ Oceanside Community Development Commission** | | | | |
| *Vista del Ora Apartments* | | | | |
|    Multi-Family Rental Housing Revenue Refunding Bonds,<br>   Series 2001A | 4.45% | 04/01/11 | 1,250 | 1,295 |
| **•✚ Orange County** | | | | |
|    Recovery, Series 1996A | 6.00% | 07/01/08 | 3,000 | 3,441 |
| **✚ Port of Oakland** | | | | |
|    Revenue Bonds, Series 2000K | 5.50% | 11/01/08 | 3,000 | 3,351 |
| **✚ Rancho Water District Financing Authority** | | | | |
|    Refunding Revenue Bonds, Series 1995 | 5.88% | 11/01/10 | 1,500 | 1,640 |
| **✚ Riverside County Asset Leasing Corp.** | | | | |
| *County of Riverside Hospital Project* | | | | |
|    Leasehold Revenue Bonds, Series 2003A | 5.00% | 06/01/09 | 2,555 | 2,806 |
| **Sacramento Finance Authority** | | | | |
|    Revenue Refunding Bonds, Series 2002 | 4.50% | 07/01/08 | 2,865 | 3,073 |
| **✚ San Bernardino County** | | | | |
| *Alta Park/Mountain Vista Apartments* | | | | |
|    Multi-Family Housing Refunding Revenue Bonds,<br>   Series 2001A | 4.45% | 05/01/11 | 1,300 | 1,338 |
| **San Francisco Airports Commission** | | | | |
| *San Francisco International Airport* | | | | |
| ✚   Second Series Revenue Bonds, Issue 15A | 5.50% | 05/01/09 | 2,000 | 2,213 |
| ✚   Second Series Revenue Bonds, Issue 22 | 5.25% | 05/01/11 | 3,065 | 3,292 |

## Portfolio Holdings continued

| Issuer<br>Project<br>   Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **San Francisco Bay Area Transit Financing Authority** | | | | |
|    Bridge Toll Notes, Series 1999 | 5.00% | 02/01/07 | 500 | 537 |
| **San Francisco State University Foundation, Inc.** | | | | |
| *Auxiliary Organization* | | | | |
|    Student Housing Revenue Bonds, Series 1999 | 4.30% | 07/01/05 | 540 | 564 |
|    Student Housing Revenue Bonds, Series 1999 | 5.00% | 07/01/08 | 400 | 432 |
| **✦ San Jose** | | | | |
|    Airport Revenue Refunding Bonds, Series 2002B | 5.00% | 03/01/11 | 2,625 | 2,776 |
| **✦❸ San Jose Redevelopment Agency** | | | | |
| *Merged Area Redevelopment Project* | | | | |
|    Tax Allocation Bonds, Series 2002 | 4.00% | 08/01/10 | 5,000 | 5,177 |
| **✦ Santa Clara** | | | | |
|    Insurance Funding Bonds, Series 1987 | 3.25% | 04/01/12 | 4,000 | 4,110 |
| **❾ Santa Clara County Financing Authority** | | | | |
| *Measure B Transportation Improvement Program* | | | | |
|    Special Obligation Bonds, Series 2003 | 4.00% | 08/01/05 | 4,000 | 4,174 |
| **✦** *Multiple Facilities Projects* | | | | |
|    Lease Revenue Bonds, Series 2000B | 5.50% | 05/15/05 | 3,290 | 3,519 |
| **✦** *VMC Facility Replacement Project* | | | | |
|    Lease Revenue Bonds, Series 1994A | 7.75% | 11/15/10 | 1,000 | 1,263 |
| **✦ Southern California Public Power Authority** | | | | |
| *San Juan Power Project Unit 3* | | | | |
|    Revenue Bonds, Series 1993A | 5.00% | 01/01/04 | 1,600 | 1,621 |
| **Vernon** | | | | |
| *Malburg Generating Station Project* | | | | |
|    Electric System Revenue Bonds, Series 2003C | 5.00% | 04/01/11 | 1,320 | 1,355 |
|    Electric System Revenue Bonds, Series 2003C | 5.25% | 04/01/15 | 1,905 | 1,936 |
| **✦ West & Central Basin Financing Authority** | | | | |
| *West Basin Refunding Project* | | | | |
|    Revenue Bonds, Series 1993A | 5.30% | 08/01/09 | 3,665 | 3,744 |
| **•✦❹ William S. Hart Union High School District** | | | | |
| *School Facility Bridge Funding Program* | | | | |
|    Series 2001 | 2.40% | 01/15/04 | 4,670 | 4,671 |
| | | | | **161,419** |
| | | | | |
| **Puerto Rico  3.9%** | | | | |
| **✦ Puerto Rico Commonwealth Aqueduct & Sewerage Authority** | | | | |
|    Refunding Bonds, Series 1995 | 6.00% | 07/01/06 | 3,000 | 3,341 |
| **✦ Puerto Rico Electric Power Authority** | | | | |
|    Power Revenue Refunding Bonds, Series 1997CC | 5.50% | 07/01/08 | 3,000 | 3,346 |
| | | | | **6,687** |

| Issuer<br>Project<br>   Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **Variable Rate Obligations  2.4%** | | | | |
| **California  2.4%** | | | | |
| **+ Irvine Assessment District** | | | | |
|    Limited Obligation Improvement Bonds Adjustable Rate<br>   Series | 0.85% | 09/02/03 | 1,900 | 1,900 |
| **•◗ Orange County Sanitation District** | | | | |
|    Refunding, Series 2000B | 0.75% | 09/02/03 | 2,205 | 2,205 |
| | | | | **4,105** |

| Security and Number of Shares | Mkt. Value<br>($ x 1,000) |
|---|---|
| **Other Investment Companies**  0.0% of investments | |
| **Provident Institutional Funds–<br>California Money Fund Portfolio**  27,716 | **28** |

**End of portfolio holdings.**  For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at market value | $172,239 |
| Receivables: | |
| Fund shares sold | 53 |
| Interest | 1,909 |
| Prepaid expenses | + 2 |
| **Total assets** | **174,203** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Fund shares redeemed | 52 |
| Dividends to shareholders | 458 |
| Investment adviser and administrator fees | 4 |
| Transfer agent and shareholder service fees | 4 |
| Accrued expenses | + 36 |
| **Total liabilities** | **554** |

### Net Assets

| | |
|---|---|
| **Total assets** | 174,203 |
| **Total liabilities** | − 554 |
| **Net assets** | **$173,649** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 168,813 |
| Net investment income not yet distributed | 25 |
| Net realized capital losses | (229) |
| Net unrealized capital gains | 5,040 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $173,649 | | 16,426 | | $10.57 |

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $167,199. Not counting short-term obligations, the fund paid $34,526 for securities during the reporting period, and received $18,052 from securities it sold or that matured. Included in the total purchases and sales amounts are $72,012 in transactions with other SchwabFunds®.

### Federal Tax Data

| | |
|---|---|
| **Portfolio cost** | $167,174 |
| **Net unrealized gains and losses:** | |
| Gains | $5,429 |
| Losses | + (364) |
| | **$5,065** |
| **As of August 31, 2003:** | |
| **Undistributed earnings:** | |
| Tax-exempt income | $458 |
| Long-term capital gains | $— |
| **Capital loss utilized** | $141 |
| **Unused capital losses:** | |
| Expires 08/31 of: | |
| 2004 | $197 |
| 2008 | + 27 |
| | **$224** |
| **Deferred capital losses** | $5 |

 *See financial notes.*

Statement of
## Operations

For September 1, 2002 through August 31, 2003. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Investment Income

| | |
|---|---|
| Interest | **$6,530** |

### Net Realized Gains and Losses

| | |
|---|---|
| Net realized gains on investments sold | **136** |

### Net Unrealized Gains and Losses

| | |
|---|---|
| Net unrealized losses on investments | **(1,823)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 553 |
| Transfer agent and shareholder service fees | | 461 |
| Trustees' fees | | 9 |
| Custodian and portfolio accounting fees | | 17 |
| Professional fees | | 26 |
| Shareholder reports | | 31 |
| Other expenses | + | 14 |
| Total expenses | | 1,111 |
| Expense reduction | − | 41 |
| **Net expenses** | | **1,070** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 6,530 |
| **Net expenses** | − | 1,070 |
| **Net investment income** | | **5,460** |
| **Net realized gains** | | 136 |
| **Net unrealized losses** | + | (1,823) |
| **Increase in net assets from operations** | | **$3,773** |

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2003, to 0.65% of average daily net assets. Prior to November 16, 2002, this limit was 0.49%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $1,687.

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Operations

| | | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|---|
| Net investment income | | $5,460 | $5,161 |
| Net realized gains | | 136 | 204 |
| Net unrealized gains or losses | + | (1,823) | 2,290 |
| **Increase in net assets from operations** | | **3,773** | **7,655** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$5,495** | **$5,077** |

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

### Transactions in Fund Shares

| | | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|---|
| | | SHARES | VALUE | SHARES | VALUE |
| Shares sold | | 6,749 | $72,161 | 8,549 | $89,804 |
| Shares reinvested | | 362 | 3,865 | 314 | 3,294 |
| Shares redeemed | + | (7,905) | (84,278) | (5,392) | (56,623) |
| **Net transactions in fund shares** | | **(794)** | **($8,252)** | **3,471** | **$36,475** |

### Shares Outstanding and Net Assets

| | | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|---|
| | | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | | 17,220 | $183,623 | 13,749 | $144,570 |
| Total increase or decrease | + | (794) | (9,974) | 3,471 | 39,053 |
| **End of period** | | **16,426** | **$173,649** | **17,220** | **$183,623** |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $25 and $60 for the current and prior period, respectively.

 *See financial notes.*

# Schwab California Long-Term Tax-Free Bond Fund

## Financial Statements

### Financial Highlights

| | 9/1/02–<br>8/31/03 | 9/1/01–<br>8/31/02 | 9/1/00–<br>8/31/01 | 9/1/99–<br>8/31/00 | 9/1/98–<br>8/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 11.69 | 11.63 | 11.06 | 10.82 | 11.52 |
| Income from investment operations: | | | | | |
|    Net investment income | 0.49 | 0.53 | 0.55 | 0.55 | 0.54 |
|    Net realized and unrealized gains or losses | (0.24) | 0.05 | 0.57 | 0.24 | (0.70) |
|    Total income from investment operations | 0.25 | 0.58 | 1.12 | 0.79 | (0.16) |
| Less distributions: | | | | | |
|    Dividends from net investment income | (0.49) | (0.52) | (0.55) | (0.55) | (0.54) |
| Net asset value at end of period | 11.45 | 11.69 | 11.63 | 11.06 | 10.82 |
| Total return (%) | 2.14 | 5.14 | 10.38 | 7.67 | (1.57) |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|    Net operating expenses | 0.58 | 0.49 | 0.49 | 0.49[1] | 0.49 |
|    Gross operating expenses | 0.60 | 0.64 | 0.65 | 0.69 | 0.75 |
|    Net investment income | 4.16 | 4.58 | 4.86 | 5.19 | 4.69 |
| Portfolio turnover rate | 29 | 34 | 37 | 36 | 55 |
| Net assets, end of period ($ x 1,000,000) | 194 | 238 | 215 | 179 | 202 |

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had been included.

## Portfolio Holdings as of August 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ✚ Credit-enhanced security
- • Certificate of participation
- ▲ Delayed-delivery security

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| | Holdings by Category | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|---|
| 99.9% | Municipal Bonds | 190,482 | 196,545 |
| 0.1% | Other Investment Companies | 261 | 261 |
| **100.0%** | **Total Investments** | **190,743** | **196,806** |

| Issuer / Project / Type of Security, Series | Rate | Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|---|
| **Municipal Bonds 99.9% of investments** | | | | |
| **Fixed-Rate Obligations 98.1%** | | | | |
| **California 98.1%** | | | | |
| ✚ **Alameda Corridor Transportation Authority** | | | | |
| Senior Lien Revenue Bonds, Series 1999A | 5.13% | 10/01/16 | 1,170 | 1,233 |
| •✚ **Alameda County** | | | | |
| *Alameda Medical Center Project* | | | | |
| Series 1998 | 5.38% | 06/01/18 | 3,400 | 3,620 |
| ✚❹ **Anaheim Public Financing Authority** | | | | |
| *Public Improvements Project* | | | | |
| Senior Lease Revenue Bonds, Series 1997A | 6.00% | 09/01/24 | 5,000 | 5,695 |
| **Association of Bay Area Governments** | | | | |
| ✚ *Brandeis Hillel Day School Project* | | | | |
| Revenue Bonds Series 2001 | 3.75% | 09/01/03 | 1,700 | 1,773 |
| • *Lytton Gardens, Inc.* | | | | |
| Insured Revenue, Series 1999 | 6.00% | 02/15/30 | 3,000 | 3,053 |
| ✚ *Redevelopment Agency Pool* | | | | |
| Tax Allocation Revenue Bonds, Series 1997A-6 | 5.25% | 12/15/17 | 1,200 | 1,278 |
| *Schools of Sacred Heart - San Francisco* | | | | |
| Revenue Bonds, Series 2000A | 6.45% | 06/01/30 | 1,500 | 1,538 |
| ✚ **Brea Olinda Unified School District** | | | | |
| *Election of 1999* | | | | |
| General Obligation Bonds, Series 1999A | 5.60% | 08/01/20 | 1,000 | 1,079 |
| **Burbank Public Finance Authority** | | | | |
| *Golden State Redevelopment Project* | | | | |
| ✚ Revenue Bonds, Series 2003A | 5.25% | 12/01/17 | 2,825 | 3,016 |
| ✚ Revenue Bonds, Series 2003A | 5.25% | 12/01/18 | 2,175 | 2,304 |
| **California Department of Water Resources** | | | | |
| Power Supply Revenue Bonds, Series 2002A | 5.75% | 05/01/17 | 3,000 | 3,192 |

 *See financial notes.*

| Issuer<br>Project<br>    Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **California Educational Facilities Authority** | | | | |
| *College of Arts & Crafts* | | | | |
|     Revenue Bonds, Series 2001 | 5.75% | 06/01/25 | 1,800 | 1,776 |
| *Pepperdine University* | | | | |
|     Revenue Bonds, Series 2000 | 5.75% | 09/15/30 | 3,000 | 3,133 |
| **California Health Facilities Financing Authority** | | | | |
| *Cedars-Sinai Medical Center* | | | | |
|     Revenue Bonds, Series 1999A | 6.13% | 12/01/19 | 2,750 | 2,915 |
| +❺ *Children's Hospital - San Diego* | | | | |
|     Insured Hospital Revenue Refunding Bonds,<br>    Series 1996 | 5.38% | 07/01/16 | 5,180 | 5,495 |
| **California Housing Finance Agency** | | | | |
| +    Home Mortgage Revenue Bonds, Series 1995L | 5.90% | 08/01/17 | 1,000 | 1,033 |
| +    Home Mortgage Revenue Bonds, Series 1995J | 6.00% | 08/01/17 | 110 | 114 |
|     Multi-Unit Rental Housing Revenue Bonds II,<br>    Series 1992B | 6.70% | 08/01/15 | 1,000 | 1,011 |
| **California Infrastructure & Economic Development Bank** | | | | |
| +❶ *Bay Area Toll Bridges* | | | | |
|     First Lien Revenue Bonds, Series 2003A | 5.00% | 07/01/29 | 8,500 | 8,377 |
| *The J. David Gladstone Institution Project* | | | | |
|     Revenue Bonds, Series 2001 | 5.50% | 10/01/19 | 1,250 | 1,279 |
| **California State** | | | | |
|     General Obligation Bonds, Series 2000 | 5.63% | 05/01/18 | 1,000 | 1,048 |
| +❽ *Department of Veterans Affairs* | | | | |
|     Home Purchase Revenue Bonds, Series 2002A | 5.30% | 12/01/21 | 5,000 | 5,177 |
| **California Statewide Communities Development Authority** | | | | |
| • *Cedars-Sinai Medical Center* | | | | |
|     Hospital Revenue, Series 1992 | 6.50% | 08/01/15 | 365 | 372 |
| *Kaiser Permanente Project* | | | | |
|     Revenue Bonds, Series 2002D | 4.35% | 03/01/07 | 2,000 | 2,073 |
| + *Sunnyside/Vermont Project* | | | | |
|     FHA Insured GNMA Collateralized Revenue Bonds,<br>    Series 2001A | 7.00% | 04/20/36 | 4,000 | 4,520 |
| •❿ *The Internext Group* | | | | |
|     Series 1999 | 5.38% | 04/01/17 | 5,000 | 4,875 |
| • **California Transit Finance Corp.** | | | | |
| *Sacramento Regional Transit District* | | | | |
|     Series 1992A | 6.38% | 03/01/05 | 250 | 256 |
| + **Colton Public Finance Authority** | | | | |
|     Special Tax Revenue Bonds, Series 1996 | 5.45% | 09/01/19 | 3,020 | 3,216 |
| ▲❾ **Contra Costa County, Public Financing Authority** | | | | |
| *Multiple Project Areas* | | | | |
|     Tax Allocation Revenue Bonds, Series 2003A | 5.63% | 08/01/33 | 5,000 | 4,897 |
| **East Bay Municipal Utility District** | | | | |
| *Water System* | | | | |
|     Subordinate Revenue Bonds, Series 1998 | 5.25% | 06/01/19 | 2,600 | 2,707 |
| •+ **Escondido** | | | | |
|     Revenue, Series 2000A | 6.00% | 09/01/31 | 2,000 | 2,200 |

## Portfolio Holdings continued

| Issuer<br>Project<br>   Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **Fontana Redevelopment Agency**<br>*Jurupa Hills Redevelopment Project*<br>   Tax Allocation Refunding Bonds, Series 1997A | 5.50% | 10/01/19 | 3,500 | 3,492 |
| **+❼ Foothill-Eastern Transportation Corridor Agency**<br>   Toll Road Revenue Refunding Bonds, Series 1999 | 5.13% | 01/15/19 | 5,000 | 5,203 |
| **+ Huntington Beach**<br>*Capital Improvement Financing Project*<br>   Lease Revenue Bonds, Series 2000A | 5.50% | 09/01/20 | 1,500 | 1,601 |
| **+ Inglewood Redevelopment Agency**<br>*Merged Redevelopment Project*<br>   Tax Allocation Refunding Bonds, Series 1998A | 5.25% | 05/01/16 | 1,000 | 1,091 |
| **+ Los Angeles Municipal Improvement Corp.**<br>*City of Los Angeles Central Library Project*<br>   Leasehold Revenue Refunding Bonds, Series 2003A | 5.25% | 06/01/13 | 3,730 | 4,097 |
| **+ Lynwood Public Financing Authority**<br>*Public Capital Improvement Project*<br>   Lease Revenue Refunding Bonds, Series 2003 | 5.00% | 09/01/18 | 1,000 | 1,030 |
| **+ Madera Unified School District**<br>*Election of 2002*<br>   General Obligation, Series 2003 | 5.00% | 08/01/28 | 2,980 | 2,942 |
| **+❻ Menlo Park Community Development Agency**<br>*Las Pulgas Community Development Project*<br>   Tax Allocation Bonds | 5.55% | 06/01/30 | 5,000 | 5,261 |
| **+ Modesto Public Financing Authority**<br>*Capital Improvement & Refinancing Projects*<br>   Lease Revenue Bonds, Series 1998 | 5.13% | 09/01/20 | 3,740 | 3,838 |
| **Oakland Joint Power Financing Authority**<br>   Reassessment Revenue Bonds, Series 1999 | 5.50% | 09/02/24 | 990 | 1,002 |
| **+ Oakland Redevelopment Agency**<br>*Central District Redevelopment Project*<br>   Subordinated Tax Allocation Bonds, Series 2003 | 5.50% | 09/01/14 | 1,615 | 1,785 |
| **+ Port of Oakland**<br>   Revenue Bonds, Series 2000K | 5.75% | 11/01/29 | 3,500 | 3,637 |
| **Riverside County Public Finance Authority**<br>*Riverside County Redevelopment Projects*<br>   Tax Allocation Revenue Bonds, Series 1997A | 5.63% | 10/01/33 | 4,905 | 4,831 |
| **Roseville Joint Union High School District**<br>   General Obligation Bonds, Series 1992E | 5.25% | 08/01/26 | 2,435 | 2,449 |
| **Sacramento City Finance Authority**<br>+   Lease Revenue Refunding Bonds, Series 1993B | 5.40% | 11/01/20 | 3,105 | 3,297 |
| **+** *California EPA Building Project*<br>   Lease Revenue Bonds, Series 1998A | 5.25% | 05/01/19 | 1,575 | 1,670 |
| **+** *City Hall & Redevelopment Projects*<br>   Revenue Bonds, Series 2002A | 5.38% | 12/01/20 | 2,875 | 3,037 |
| **+** *Solid Waste & Redevelopment Projects*<br>   Capital Improvement Revenue Bonds, Series 1999 | 5.88% | 12/01/29 | 3,000 | 3,267 |
| **Sacramento County Sanitation District**<br>   Revenue Bonds, Series 2000A | 5.88% | 12/01/27 | 1,000 | 1,097 |

| Issuer<br>Project<br>Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **+ Salinas Valley Solid Waste Authority** | | | | |
| Revenue Bonds, Series 2002 | 5.13% | 08/01/22 | 2,210 | 2,206 |
| **+ San Diego County** | | | | |
| *Election of 1998* | | | | |
| General Obligation Bonds, Series 2002D | 5.25% | 07/01/19 | 3,000 | 3,156 |
| **San Diego Redevelopment Agency** | | | | |
| *Horton Plaza Redevelopment Project* | | | | |
| Subordinate Tax Allocation Bonds, Series 2000 | 5.80% | 11/01/21 | 2,500 | 2,559 |
| **San Diego Unified School District** | | | | |
| *Election of 1998* | | | | |
| + General Obligation Bonds, Series 2001C | 5.00% | 07/01/18 | 1,730 | 1,795 |
| + General Obligation Bonds, Series 2001C | 5.00% | 07/01/19 | 2,000 | 2,059 |
| **San Francisco Airports Commission** | | | | |
| **+** *San Francisco International Airport* | | | | |
| Second Series Revenue Bonds, Issue 11 | 6.20% | 05/01/05 | 2,000 | 2,177 |
| + Second Series Revenue Bonds, Issue 12B | 5.63% | 05/01/21 | 2,000 | 2,137 |
| + Second Series Revenue Bonds, Issue 22 | 5.00% | 05/01/19 | 2,000 | 2,020 |
| **San Francisco Bay Area Rapid Transit** | | | | |
| + Sales Tax Revenue Bonds, Series 1999 | 5.50% | 07/01/26 | 1,000 | 1,048 |
| + Sales Tax Revenue Bonds, Series 1999 | 5.50% | 07/01/34 | 2,500 | 2,619 |
| **San Francisco State University** | | | | |
| *Auxilary Organization* | | | | |
| Student Housing Revenue Bonds, Series 1999 | 5.20% | 07/01/19 | 1,150 | 1,152 |
| **+ San Luis Obispo County Finance Authority** | | | | |
| *Lopez Dam Improvement* | | | | |
| Revenue Bonds, Series 2000A | 5.38% | 08/01/24 | 1,000 | 1,032 |
| **+❷ Santa Ana Unified School District** | | | | |
| *Election of 1999* | | | | |
| General Obligation Bonds, Series 2000 | 5.70% | 08/01/29 | 6,000 | 6,271 |
| **+ Santa Clara County Financing Authority** | | | | |
| *VMC Facility Replacement Project* | | | | |
| Lease Revenue Bonds, Series 1994A | 7.75% | 11/15/10 | 1,460 | 1,844 |
| **+ Santa Clara Redevelopment Agency** | | | | |
| *Bayshore North Project* | | | | |
| Tax Allocation Revenue Refunding Bonds | 7.00% | 07/01/10 | 1,500 | 1,750 |
| **+ Shasta Union High School District** | | | | |
| General Obligation Bonds, Series 2002 | 5.25% | 08/01/19 | 1,360 | 1,427 |
| **+ South Orange County Public Financing Authority** | | | | |
| Special Tax Revenue Bonds, Series 1999A | 5.25% | 08/15/18 | 3,095 | 3,276 |
| **❸ Stockton Community Facilities District** | | | | |
| *Mello Roos Community Facilities District No.1 Weston Ranch* | | | | |
| Special Tax Revenue Bonds, Series 1998A | 5.80% | 09/01/14 | 5,875 | 6,062 |
| **+ Taft City Elementary School District** | | | | |
| *Election of 2001* | | | | |
| General Obligation Bonds, Series 2001A | 4.90% | 08/01/20 | 1,080 | 1,091 |
| **+ Tri City Hospital District** | | | | |
| Insured Revenue Refunding Bonds, Series 1996A | 5.63% | 02/15/17 | 1,000 | 1,077 |

## Portfolio Holdings continued

| Issuer<br>Project<br>Type of Security, Series | Rate | Maturity<br>Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|---|---|
| **✚ Truckee Public Financing Authority**<br>Lease Revenue Bonds, Series 2000A | 5.88% | 11/01/25 | 1,490 | 1,632 |
| **✚ University of California**<br>*UC Davis Medical Center*<br>Hospital Revenue Bonds, Series 1996 | 5.75% | 07/01/06 | 500 | 561 |
| **✚ Vallejo**<br>*Water Improvement Project*<br>Revenue Refunding Bonds, Series 1996A | 5.70% | 05/01/16 | 2,000 | 2,181 |
| **•✚ West Basin Water District**<br>*1992 Projects*<br>Revenue Refunding Bonds, Series 1997A | 5.50% | 08/01/22 | 1,000 | 1,059 |
| **Whittier**<br>*Presbyterian Intercommunity Hospital*<br>Revenue Bonds, Series 2002 | 5.60% | 06/01/22 | 2,000 | 1,981 |
| | | | | **193,054** |

### Variable Rate Obligations  1.8%

### California  1.8%

| | Rate | Maturity Date | Face Value | Mkt. Value |
|---|---|---|---|---|
| **Irvine Assessment District**<br>✚ Limited Obligation Improvement Bonds<br>Adjustable Rate Series | 0.85% | 09/02/03 | 600 | 600 |
| ✚ *Northwest Irvine*<br>Limited Obligation Improvement Bonds<br>Adjustable Rate Series 1997 | 0.75% | 09/02/03 | 1,741 | 1,741 |
| **Irvine Ranch Water District**<br>✚ Consolidated Series 1985 | 0.75% | 09/02/03 | 350 | 350 |
| ✚ *Election of 1988*<br>Sewer Bonds, Series A | 0.85% | 09/02/03 | 800 | 800 |
| | | | | **3,491** |

| Security and Number of Shares | Mkt. Value<br>($ x 1,000) |
|---|---|

### Other Investment Companies  0.1% of investments

| | |
|---|---|
| **Provident Institutional Funds–<br>California Money Fund Portfolio**  260,537 | **261** |

**End of portfolio holdings.**  For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at market value | $196,806 |
| Receivables: | |
| Fund shares sold | 16 |
| Interest | 2,688 |
| Prepaid expenses | + 3 |
| **Total assets** | **199,513** |

### Liabilities

| | |
|---|---:|
| Payables: | |
| Fund shares redeemed | 218 |
| Dividends to shareholders | 781 |
| Investment bought | 4,876 |
| Investment adviser and administrator fees | 4 |
| Transfer agent and shareholder service fees | 4 |
| Accrued expenses | + 38 |
| **Total liabilities** | **5,921** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 199,513 |
| **Total liabilities** | − 5,921 |
| **Net assets** | **$193,592** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 187,470 |
| Net investment income not yet distributed | 174 |
| Net realized capital losses | (115) |
| Net unrealized capital gains | 6,063 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $193,592 | | 16,906 | | $11.45 |

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $190,743. Not counting short-term obligations, the fund paid $60,719 for securities during the reporting period, and received $86,712 from securities it sold or that matured. Included in the total purchases and sales amounts are $73,018 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---:|
| **Portfolio cost** | $190,569 |
| **Net unrealized gains and losses:** | |
| Gains | $6,923 |
| Losses | + (686) |
| | **$6,237** |

**As of August 31, 2003:**

**Undistributed earnings:**

| | |
|---|---:|
| Tax-exempt income | $781 |
| Long-term capital gains | $— |
| **Capital loss utilized** | $1,073 |

**Unused capital losses:**
Expires 08/31 of:

| | |
|---|---:|
| 2009 | $115 |

**Reclassifications:**

| | |
|---|---:|
| Net investment income not yet distributed | ($37) |
| Reclassified as: | |
| Net realized capital gains | $37 |

*See financial notes.* 49

Statement of
## Operations

For September 1, 2002 through August 31, 2003. All numbers are x 1,000.

| | | |
|---|---|---|
| **Investment Income** | | |
| Interest | | **$10,768** |
| **Net Realized Gains and Losses** | | |
| Net realized gains on investments sold | | **1,036** |
| **Net Unrealized Gains and Losses** | | |
| Net unrealized losses on investments | | **(5,190)** |
| **Expenses** | | |
| Investment adviser and administrator fees | | 682 |
| Transfer agent and shareholder service fees | | 569 |
| Trustees' fees | | 9 |
| Custodian and portfolio accounting fees | | 20 |
| Professional fees | | 27 |
| Shareholder reports | | 39 |
| Other expenses | + | 15 |
| Total expenses | | 1,361 |
| Expense reduction | – | 48 |
| **Net expenses** | | **1,313** |
| **Increase in Net Assets from Operations** | | |
| **Total investment income** | | 10,768 |
| **Net expenses** | – | 1,313 |
| **Net investment income** | | **9,455** |
| **Net realized gains** | | 1,036 |
| **Net unrealized losses** | + | (5,190) |
| **Increase in net assets from operations** | | **$5,301** |

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through November 15, 2002, to 0.49% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Effective November 16, 2002, this limit no longer applies.

These add up to a net loss on investments of $4,154.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Operations

| | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|
| Net investment income | $9,455 | $10,226 |
| Net realized gains | 1,036 | 1,817 |
| Net unrealized losses | + (5,190) | (732) |
| **Increase in net assets from operations** | **5,301** | **11,311** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$9,540** | **$9,995** |

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

### Transactions in Fund Shares

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | VALUE | SHARES | VALUE |
| Shares sold | 3,343 | $39,473 | 6,013 | $69,034 |
| Shares reinvested | 500 | 5,879 | 495 | 5,667 |
| Shares redeemed | + (7,268) | (85,134) | (4,657) | (53,303) |
| **Net transactions in fund shares** | **(3,425)** | **($39,782)** | **1,851** | **$21,398** |

### Shares Outstanding and Net Assets

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | 20,331 | $237,613 | 18,480 | $214,899 |
| Total increase or decrease | + (3,425) | (44,021) | 1,851 | 22,714 |
| **End of period** | **16,906** | **$193,592** | **20,331** | **$237,613** |

Figures for shares represent shares sold plus shares reinvested minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $174 and $296 for the current and prior period, respectively.

*See financial notes.* 51

# Financial Notes

## Business Structure of the Funds

**Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

**The funds offer one share class.** Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

## Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

### The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

**Schwab Investments** organized October 26, 1990
- Schwab 1000 Fund®
- Schwab YieldPlus Fund®
- Schwab Short-Term Bond Market Fund
- Schwab Total Bond Market Fund
- Schwab GNMA Fund
- Schwab Short/Intermediate Tax-Free Bond Fund
- Schwab Long-Term Tax-Free Bond Fund
- Schwab California Short/Intermediate Tax-Free Bond Fund
- Schwab California Long-Term Tax-Free Bond Fund

**The funds declare dividends every day they are open for business.** These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

**The funds may buy securities on a delayed-delivery basis.** In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The funds pay fees to affiliates of the Investment Advisor for various services.** Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

**The funds may engage in certain transactions involving affiliates.** The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of

the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

**The funds intend to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

**Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds.** In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

## Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

**The funds value the securities in their portfolios every business day.** The funds use the following policies to value various types of securities:

**Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

**Securities for which no quoted value is available, including restricted securities:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

**Short-term securities (60 days or less to maturity):** valued at amortized cost.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

**Each fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of Independent Accountants

**To the Board of Trustees and Shareholders of:**

Schwab Short/Intermediate Tax-Free Bond Fund

Schwab Long-Term Tax-Free Bond Fund

Schwab California Short/Intermediate Tax-Free Bond Fund

Schwab California Long-Term Tax-Free Bond Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Short/Intermediate Tax-Free Bond Fund, Schwab Long-Term Tax-Free Bond Fund, Schwab California Short/Intermediate Tax-Free Bond Fund, and Schwab California Long-Term Tax-Free Bond Fund (four of the portfolios constituting Schwab Investments, hereafter referred to as the "Funds") at August 31, 2003, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**

San Francisco, CA

October 10, 2003

# *Fund Trustees* unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 8/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Individuals Who Are Interested Trustees and Officers of the Trust

| Name and Birthdate | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Charles R. Schwab**[2]<br>7/29/37 | Chair, Trustee:<br>Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Tax-Free Bond Funds

| Individuals Who Are Interested Trustees but Not Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Dawn G. Lepore**[1]<br>3/21/54 | Trustee:2003<br>(all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1]<br>2/22/55 | Trustee: 2002<br>(all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

| Individuals Who Are Officers of the Trust but Not Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trust Office(s) Held** | **Main Occupations and Other Directorships and Affiliations** |
| **Randall W. Merk**<br>7/25/54 | President, CEO<br>(all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung**<br>3/7/51 | Treasurer, Principal Financial Officer<br>(all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward**<br>4/5/55 | SVP, Chief Investment Officer<br>(all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton**<br>3/13/61 | Secretary<br>(all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Tax-Free Bond Funds

| Individuals Who Are Independent Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Solectron Corp. (manufacturing), Tenera, Inc. (services and software), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2002:* Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

**Alternative Minimum Tax (AMT)** A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset allocation** The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

**asset-backed security** A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**asset class** A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

**average rate** The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

**bond** A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed-income securities" or "debt securities."

**call** An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

**call protection** A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

**capital gain, capital loss** The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**certificate of participation** A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

**coupon, coupon rate** The annual rate of interest paid until maturity by the issuer of a debt security.

## Credit Ratings

**Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.**


Credit quality
Capacity to make payments
Investment grade bonds
Below investment grade bonds
AAA
AA
A
BBB
BB
B
CCC
CC
C
D
Strongest
Adequate
Somewhat speculative
Highly speculative
In default

**Schwab Tax-Free Bond Funds**

**credit quality**  The capacity of an issuer to make its interest and principal payments. See chart on prior page.

**credit risk**  The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

**discount rate**  The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

**dividend**  Money from earnings that is distributed to shareholders as a given amount per share.

**duration**  A measure of a bond investment's sensitivity to interest rates. Calculations of duration take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price.

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**general obligation bond**  A municipal bond that is secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

**interest**  Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

**interest rate risk**  The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

**market risk**  Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

**maturity**  The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

**mortgage-backed security**  A bond or other debt security that represents ownership in a pool of mortgage loans.

**muni, municipal bond, municipal security**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construc-tion of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**prepayment risk**  The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

**revenue bond**  A municipal bond that is issued to finance public works projects and is secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**weighted average**  For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

**weighted average maturity**  For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

**yield**  The income paid out by an investment, expressed as a percentage of the investment's market value.

**yield to maturity**  The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

### Internet[1]
www.schwab.com

### Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000**, day or night (for TDD service, call **1-800-345-2550**).

### TeleBroker®
Automated touch-tone phone service at **1-800-272-4922**.

### Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO  80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

### Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

### Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab All Equity Portfolio
   Schwab Growth Portfolio
   Schwab Balanced Portfolio
   Schwab Conservative Portfolio

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.

REG13656-05

# Schwab Bond Funds

**Annual Report**
August 31, 2003

Schwab YieldPlus Fund®

Schwab Short-Term
Bond Market Fund™

Schwab Total
Bond Market Fund™

Schwab GNMA Fund™

*charles* SCHWAB

*Four smart, cost-effective ways investors can use bonds in an asset allocation strategy.*

## In this report

Fund manager: Charles Schwab Investment Management, Inc. Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# *From the Chairman*



Charles R. Schwab
Chairman

With the stock market showing signs of life, and many expecting bond prices to decline, many investors are wondering whether this is a good time to own bonds. As someone who has faith in the long-term potential of stocks, I certainly understand where this question is coming from. However, the truth is that owning stocks and owning bonds is not an either/or proposition. A well-balanced portfolio contains both.

Perhaps the most important reason to own bonds is to help protect you against the things you can't predict. In 2000, how many U.S. investors expected a three-year stock market downturn? I doubt that in 1990 many people in Japan expected a 12-year downturn, either. Yet both happened. Similarly, we were all caught off-guard by the terrible events of 9/11. In the wake of this tragedy, investors clamored for Treasury securities, bidding up their prices while stocks stumbled.

Can you lose money investing in bond funds? Absolutely. When bond yields increase, prices decline. But the point of owning a diversified portfolio is that it is nearly impossible to successfully time the market. That's why at Schwab we have long advocated a disciplined approach towards asset allocation.

If you have any questions about the allocation of your portfolio, or whether owning bond funds makes sense in your portfolio, I hope you will feel free to draw on the expertise of our professionals. That's why they're there: to help you find answers.

Thank you for your continued trust in SchwabFunds®.

Sincerely,

Charles Schwab

# Management's Discussion   for the year ended August 31, 2003



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The second half of the report period saw what could be a turning point in the bond markets. After a long decline to historically low levels, interest rates rebounded sharply in June of 2003, which meant lower share prices for many bond funds. On the next few pages we discuss some of the factors that, in our view, contributed to this trend, and what it meant for the funds covered in this report.

With their regular income and historically lower volatility (compared with stocks), bonds do have the potential to help cushion a portfolio against the effects of stock market volatility. It appears unlikely that bonds will continue to post the significant total returns we've seen in recent years. However, the basic reasons for keeping bond investments in a portfolio—income and lower volatility—are always worth remembering. I believe these reasons are as valid today as they have been in the past.

Before closing, I want to say a few words about an issue that has been in the headlines recently: mutual fund integrity. Along with management expertise and customer service, integrity is a key element of what we have to offer. All of us at SchwabFunds® strive to maintain high standards in our operations. Nevertheless, we continue to scrutinize our operations. We believe that treating all shareholders equally is a basic principle of a mutual fund, and it's a principle we at SchwabFunds take very seriously.

Nothing means more to our business than the trust of our shareholders. We don't take that trust for granted. I want to thank you for investing with us, and I hope you'll let us know if there is anything else we can do to help you reach your financial goals.

Sincerely,

Randall W. Merk

Past performance does not indicate future results.



**Kim Daifotis,** CFA, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for management of the funds. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

**Michael Shearer,** PhD, a vice-president and senior portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in February 2003, he worked for more than 10 years in the financial industry as a portfolio manager and quantitative analyst/strategist.

# The Economy and the Market

**Economic uncertainty gradually gave way to more encouraging economic signs toward the end of the report period.** The beginning of the report period saw the U.S. economy behaving more or less as it had since late 2001, with no clear signs of either significant growth or contraction. In March 2003, not long after the conclusion of major hostilities in Iraq, stock prices began to rise, and by the end of the report period, it appeared that the economy was finally beginning to gather strength.

**The Federal Reserve (the Fed) cut short-term interest rates twice during the period.** The two cuts—0.50% in November 2002 and 0.25% in June 2003—brought the Fed funds target rate to an historic low of 1.00%. The cuts reflected the Fed's concerns that an economic recovery was not materializing as rapidly as one might have hoped and deflation remained a risk.

**The bond market reacted dramatically to the Fed's June 2003 rate cut.** Yields of benchmark 10-year Treasury bonds, which had been drifting downward since before the beginning of the report period, suddenly skyrocketed (chart, page 4). In keeping with their inverse relationship to yields, market prices of these bonds began the period drifting upward, then plummeted after the June cut.

**Yield Curve:** Average Yields of AAA Securities of Seven Maturities



**As of 9/1/02**   **As of 8/31/03**

**The yield curve grew steeper during the report period as rates at the short-maturity end of the scale continued to fall, pushed down by the Federal Reserve's two rate cuts, while rates for longer maturity bonds rose.**

This chart shows where yields stood at the beginning of the report period and at the end of the period. For debt securities of comparable quality, those with longer maturities typically pay higher interest rates, in part because they are presumed to carry higher risk.

Data source: Bloomberg L.P.

*Rising interest rates and growing signs of economic improvement contributed to a decline in bond prices toward the end of the report period.*

Why did this particular rate cut—which, after all, was the 13th made by the Fed since January of 2001—have such a significant effect on bond markets? We believe the answer is twofold. First, the bond market seemed to be expecting a cut of half a percent. By lowering the Fed funds rate by only a quarter of a percent, the Fed was seen as signaling that its outlook for the economy was positive.

Second, prior to the cut, many investors appeared to believe the Fed was prepared to resort to unconventional easing methods, since short-term rates could not be cut much further. In particular, the Fed had indicated that it might begin to purchase longer-term Treasury bonds, which would raise their value and therefore lower yields. When, at the time of the June 2003 rate cut, the Fed also stated that it was no longer considering unconventional easing, the price of longer Treasuries, which had risen in anticipation of Fed purchases, fell back again.

**The yield spreads between Treasuries and all grades of corporates narrowed dramatically.** From early within the report period almost until the end, the difference between yields offered by corporate bonds and those offered by benchmark 10-year Treasury bonds narrowed. It was the fastest and largest decline in at least 14 years.

It is our belief that this decline reflected a growing perception on the part of bond investors that most corporations that had survived the difficulties of the past few years were not likely to suffer significant financial

**Yields of U.S. Treasury Securities:** Effective Yields of Five- and Ten-Year Treasuries

**Yields reached their lowest levels in many years. The graph illustrates the jump in rates following the Fed's actions in June 2003.**

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



## Performance at a Glance

Total return for the 12 months ended 8/31/03

**Schwab YieldPlus Fund®**

Investor Shares . . . . . . . . . . **2.95%**
Select Shares® . . . . . . . . . . **3.10%**
Index . . . . . . . . . . . . . . . . . . **1.85%**
Category Average[1] . . . . . . . . **2.08%**

*Performance Details . . . . . pages 7-8*

**Schwab Short-Term
Bond Market Fund™** . . . . . . . **4.16%**
Index . . . . . . . . . . . . . . . . . . **4.34%**

*Performance Details . . . . . . . page 10*

**Schwab Total Bond
Market Fund™** . . . . . . . . . . . . **4.37%**
Index . . . . . . . . . . . . . . . . . . **4.35%**

*Performance Details . . . . . . . page 12*

**Schwab GNMA Fund™**

*Since fund inception: 3/3/03*

Investor Shares . . . . . . . . . . **-1.11%**
Select Shares. . . . . . . . . . . . **-1.11%**
Index . . . . . . . . . . . . . . . . . . **-0.40%**
Category Average[2] . . . . . . . . . n/a

*Performance Details . . . pages 14-15*

setbacks going forward. The difference in risk between Treasuries (which are essentially considered risk-free) and corporate bonds was therefore perceived to be substantially less than it had been for the past several years.

**Most sectors of the bond market posted positive total returns for the report period, but lagged well behind the robust returns posted by most types of stocks.** In general, corporate bonds were the stand-out story in terms of bond total return during the period. Muni bonds also performed well.

## The Funds

As the figures at left show, during the report period both **Schwab Short-Term Bond Market Fund** and **Schwab Total Bond Market Fund** posted net gains and closely tracked their respective benchmark indices.

During the first half of the report period, we took steps to increase diversification. Both funds now hold more issues in their portfolios and have smaller positions in most issues. We also have continued to be slightly overweighted in bonds from industrial issuers and slightly underweighted in bonds from utilities issuers, compared to the benchmarks. We used this strategy throughout most of the report period.

During the report period and previously, we maintained substantial holdings in corporate bonds, believing these bonds to be undervalued. The resurgence of this category during the period made a significant positive contribution to the performance of the non-municipal funds.

Because of the steepening yield curve (chart, page 3), which was largely a function of increasing yields (and decreasing prices) for intermediate-term bonds, price appreciation did not play a role in the total return for the period for the Schwab Short-Term Bond Market Fund or the Schwab Total Bond Market Fund. It was yield, rather than price appreciation, that was responsible for most of the funds' total return.

---

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[1] Source for category information: Morningstar, Inc. As of 8/31/03, there were 78 funds in the Ultrashort Bond Fund category for the one-year period and 65 for the three-year period.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 358 funds in the Intermediate Government Fund category that had track records of at least six months.

*As of the end of the report period, all funds in this report were positioned to take advantage of a modest economic recovery and to weather a degree of volatility.*

**Schwab YieldPlus Fund®** had positive returns, and substantially outperformed its benchmark. Rising prices at the short end of the yield curve were naturally a significant part of the story for this fund. The fund invested heavily in corporate bonds and thus benefited from their improved valuations. We also increased the fund's weightings of asset-backed securities, particularly during the second half of the period, because our analysis showed that they were attractively valued relative to other types of bonds.

With mortgage rates hitting historic lows during June 2003, then rebounding, the period since the inception of **Schwab GNMA Fund™** on March 3, 2003 was a volatile one for the fund. The fund ended the report period with a negative total return, most of it due to the about-face of mortgage security prices that occurred right after the Fed's rate cut in June of 2003. Yield spreads between GNMA securities and Treasuries narrowed over most of the period, but then widened again, which hurt fund performance.

The views expressed here are those of fund management as of the report date and may change subsequent to that date.

---

**Yields of U.S. Treasury Securities:** Effective Yields of Three-Month and Two-Year Treasuries

**Short-term yields reached levels not seen in over 40 years, as investors sought a safe haven and the Federal Reserve cut short-term rates to 1.00%.**

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



# Schwab YieldPlus Fund®

## Investor Shares Performance as of 8/31/03

### Average Annual Total Returns[1,2]

This bar chart compares performance of the fund's Investor Shares with the Lehman Brothers U.S. Short Treasury: 9-12 Months Index and the Morningstar Ultrashort Bond Fund category.

■ **Investor Shares**
■ **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
■ **Category Average**



| | 1 Year | 3 Years | Since Inception (10/1/99) |
|---|---|---|---|
| Investor Shares | 2.95% | 4.03% | 4.48% |
| Lehman Brothers U.S. Short Treasury: 9-12 Months Index | 1.85% | 4.35% | 4.58% |
| Category Average | 2.08% | 4.09% | n/a |

### Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in the Lehman Brothers U.S. Short Treasury: 9–12 Months Index.

■ $11,872 **Investor Shares**
■ $11,921 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 78 funds in the Ultrashort Bond Fund category for the one-year period and 65 for the three-year period.

## Select Shares® Performance as of 8/31/03

**Average Annual Total Returns**[1,2]

This bar chart compares performance of the fund's Select Shares with the Lehman Brothers U.S. Short Treasury: 9–12 Months Index and the Morningstar Ultrashort Bond Fund category.

■ **Select Shares**
■ **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
■ **Category Average**



| | 1 Year | 3 Years | Since Inception (10/1/99) |
|---|---|---|---|
| Select Shares | 3.10% | 4.19% | 4.63% |
| Lehman Brothers U.S. Short Treasury: 9-12 Months Index | 1.85% | 4.35% | 4.58% |
| Category Average | 2.08% | 4.09% | n/a |

**Performance of a Hypothetical $50,000 Investment**[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in the Lehman Brothers U.S. Short Treasury: 9–12 Months Index.

■ $59,710 **Select Shares**
■ $59,605 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 78 funds in the Ultrashort Bond Fund category for the one-year period and 65 for the three-year period.

## Schwab YieldPlus Fund®

# Fund Facts as of 8/31/03

| | | | | |
|---|---|---|---|---|
| **Number of Holdings** | 250 | **Weighted Average Maturity** | | 1.1 yrs |
| **Fund Category**[1] | | **Weighted Average Duration** | | 0.3 yrs |
| Interest Rate Sensitivity | Short | **Weighted Average Credit Quality** | | A |
| Credit Quality | Medium | **Portfolio Turnover Rate** | | 109% |
| **30-Day SEC Yield**[2] | | | | |
| *Investor Shares* | 2.44% | | | |
| *Select Shares*® | 2.59% | | | |
| **12-Month Yield**[2] | | | | |
| *Investor Shares* | 3.46% | | | |
| *Select Shares* | 3.60% | | | |

### Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.

**By Security Type**



- 47.4% **Corporate Bonds**
- 45.0% **Collaterized Mortgage Obligations & Asset-Backed Obligations**
- 4.3% **Commercial Paper & Other Corporate Obligations**
- 2.3% **Preferred Stock**
- 0.8% **Municipal Bonds**
- 0.2% **U.S. Government Securities**

**By Credit Quality**[3]



- 22.2% **AAA**
- 12.4% **AA**
- 25.1% **A**
- 28.3% **BBB**
- 6.3% **BB**
- 5.7% **Short-Term Ratings or Unrated Securities**

**By Maturity**



- 56.6% **0-6 Months**
- 21.0% **7-18 Months**
- 12.5% **19-30 Months**
- 9.9% **More than 30 Months**

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# *Schwab Short-Term Bond Market Fund*™

## Performance as of 8/31/03

This bar chart compares performance of the fund with its benchmark index, with the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index and with the Morningstar Short-Term Bond Fund category.

■ **Fund**
■ **Benchmark**
■ **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
□ **Category Average**



**Performance of a Hypothetical $10,000 Investment[1]**

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in two indices: the fund's benchmark index and the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index.

■ $16,600 **Fund**
■ $18,063 **Benchmark**
□ $18,156 **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers Short (1–3 Year) U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index from 3/1/98 through the end of the report period. Benchmark performance for the one-year period is the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index. Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 253 funds in the Short-Term Bond Fund category for the one-year period, 168 for the five-year period and 76 for the ten-year period.

Schwab Short-Term Bond Market Fund™

# Fund Facts as of 8/31/03

## Statistics

| | Fund | Index[1] |
|---|---|---|
| **Number of Holdings** | 119 | 2,245 |
| **Fund Category**[2] | | |
| Interest Rate Sensitivity | Short | – |
| Credit Quality | High | – |
| **30-Day SEC Yield**[3] | 2.90% | – |
| **Yield to Maturity** | 3.16% | 2.73% |

| | Fund | Index[1] |
|---|---|---|
| **Weighted Average Maturity** | 2.4 yrs | 2.7 yrs |
| **Weighted Average Duration** | 2.4 yrs | 2.5 yrs |
| **Weighted Average Credit Quality** | AA | AA |
| **Portfolio Turnover Rate** | 124% | – |

## Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.

### By Security Type



- 51.5% **U.S. Government Securities**
- 33.7% **Corporate Bonds**
- 11.5% **Collaterized Mortgage Obligations & Asset-Backed Obligations**
- 2.7% **Commercial Paper & Other Corporate Obligations**
- 0.5% **Municipal Bonds**
- 0.1% **Other Investment Companies**

### By Credit Quality[4]



- 57.8% **AAA**
- 6.2% **AA**
- 10.9% **A**
- 14.8% **BBB**
- 3.9% **BB**
- 6.4% **Short-Term Ratings or Unrated Securities**

### By Maturity



- 10.9% **0-6 Months**
- 21.3% **7-18 Months**
- 23.0% **19-30 Months**
- 44.8% **More than 30 Months**

[1] The Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's 30-day SEC yield would have been 2.77%. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# Schwab Total Bond Market Fund™

## Performance as of 8/31/03

### Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark index, with the Lehman Brothers U.S. Aggregate Bond Index and with the Morningstar Intermediate-Term Bond Fund category.

- 🟥 **Fund**
- ⬛ **Benchmark**
- ⬛ **Lehman Brothers U.S. Aggregate Bond Index**
- ⬜ **Category Average**



| | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Fund | 4.37% | 6.06% | 6.06% |
| Benchmark | 4.35% | 6.56% | 6.50% |
| Lehman Brothers U.S. Aggregate Bond Index | 4.35% | 6.56% | 6.67% |
| Category Average | 4.85% | 5.49% | 5.80% |

### Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in two indices: the fund's benchmark index and the Lehman Brothers U.S. Aggregate Bond Market Index.

- 🟥 $18,022 **Fund**
- ⬛ $18,737 **Benchmark**
- ⬜ $19,071 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers General U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers U.S. Aggregate Bond Index from 3/1/98 through the end of the report period. Benchmark performance for the one-year period is the Lehman U.S. Aggregate Bond Index. Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 794 funds in the Intermediate-Term Bond Fund category for the one-year period, 487 for the five-year period and 207 for the ten-year period.

# Fund Facts as of 8/31/03

## Statistics

| | Fund | Index[1] |
|---|---|---|
| **Number of Holdings** | 257 | 7,483 |
| **Fund Category**[2] | | |
| Interest Rate Sensitivity | Medium | – |
| Credit Quality | High | – |
| **30-Day SEC Yield**[3] | 3.04% | – |
| **Yield to Maturity** | 4.79% | 4.53% |

| | Fund | Index[1] |
|---|---|---|
| **Weighted Average Maturity** | 5.1 yrs | 7.6 yrs |
| **Weighted Average Duration** | 4.6 yrs | 4.6 yrs |
| **Weighted Average Credit Quality** | AA | AA |
| **Portfolio Turnover Rate** | 121% | – |

## Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.

### By Security Type



- 46.6% **Collaterized Mortgage Obligations & Asset-Backed Obligations**
- 27.1% **Corporate Bonds**
- 22.5% **U.S. Government Securities**
- 2.7% **Commercial Paper & Other Corporate Obligations**
- 0.6% **Municipal Bonds**
- 0.5% **Preferred Stock**

### By Credit Quality[4]



- 64.0% **AAA**
- 6.1% **AA**
- 8.1% **A**
- 14.9% **BBB**
- 2.6% **BB**
- 4.3% **Short-Term Ratings or Unrated Securities**

### By Maturity



- 24.6% **0-1 Year**
- 65.7% **2-10 Years**
- 4.6% **11-20 Years**
- 5.1% **21-30 Years**

[1] The Lehman Brothers U.S. Aggregate Bond Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] Fund expenses have been partially absorbed by fund management. Without these reductions, the fund's 30-day SEC yield would have been 2.94%. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# *Schwab GNMA Fund*™

## Investor Shares Performance as of 8/31/03

### Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with the Lehman Brothers GNMA Index and the Morningstar Intermediate Government Fund category.

■ **Investor Shares**
■ **Lehman Brothers GNMA Index**
■ **Category Average**



**Since Inception (3/3/03)**

### Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in the Lehman Brothers GNMA Index.

■ $9,889 **Investor Shares**
■ $9,959 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 358 funds in the Intermediate Government Fund category that had track records of at least six months.

# Schwab GNMA Fund™

## Select Shares® Performance as of 8/31/03

This bar chart compares performance of the fund's Investor Shares with the Lehman Brothers GNMA Index and the Morningstar Intermediate Government Fund category.

■ **Select Shares**
■ **Lehman Brothers GNMA Index**
■ **Category Average**



-1.11%    -0.40%    n/a

**Since Inception (3/3/03)**

### Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in the Lehman GNMA Index.

■ **$49,445 Select Shares**
■ **$49,797 Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc. As of 8/31/03, there were 358 funds in the Intermediate Government Fund category that had track records of at least six months.

# Fund Facts as of 8/31/03

## Statistics

| | Fund | Index[1] | | Fund | Index[1] |
|---|---|---|---|---|---|
| **Number of Holdings** | 66 | 164 | **Weighted Average Maturity** | 4.1 yrs | 6.9 yrs |
| **Fund Category**[2] | | | **Weighted Average Duration** | 2.8 yrs | 2.9 yrs |
| Interest Rate Sensitivity | Short | – | **Weighted Average Credit Quality** | AAA | AAA |
| Credit Quality | High | – | **Portfolio Turnover Rate** | 105% | – |
| **30-Day SEC Yield**[3] | | | | | |
| *Investor Shares* | 0.88% | – | | | |
| *Select Shares*® | 0.88% | – | | | |
| **Yield to Maturity** | | | | | |
| *Investor Shares* | 5.24% | 5.51% | | | |
| *Select Shares* | 5.24% | 5.51% | | | |

## Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments. Holdings may have changed since the report date.



**By Security Type**

- 93.7% **Collaterized Mortgage Obligations & Asset-Backed Obligations**
- 5.4% **Commercial Paper & Other Corporate Obligations**
- 0.9% **Other Investment Companies**

**By Credit Quality**[4]

- 92.3% **AAA**
- 1.4% **BBB**
- 6.3% **Short-Term Ratings or Unrated Securities**

**By Maturity**

- 15.3% **0-6 Months**
- 0.7% **7-18 Months**
- 0.7% **19-30 Months**
- 83.3% **More than 30 Months**

---

[1] The Lehman Brothers GNMA Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] Fund expenses have been absorbed by fund management. Without these reductions, the fund's 30-day SEC yield for Investor Shares and Select Shares would have been -0.20% and -0.05%, respectively. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

# Schwab YieldPlus Fund®

## Financial Statements

### Financial Highlights

| Investor Shares | 9/1/02–8/31/03 | 9/1/01–8/31/02 | 9/1/00–8/31/01 | 10/1/99[1]–8/31/00 |
|---|---|---|---|---|
| **Per-Share Data** ($) | | | | |
| Net asset value at beginning of period | 9.75 | 10.00 | 9.92 | 10.00 |
| Income from investment operations: | | | | |
| Net investment income | 0.30 | 0.42 | 0.62 | 0.61 |
| Net realized and unrealized gains or losses | (0.02) | (0.23) | 0.08 | (0.08) |
| Total income from investment operations | 0.28 | 0.19 | 0.70 | 0.53 |
| Less distributions: | | | | |
| Dividends from net investment income | (0.33) | (0.44) | (0.62) | (0.61) |
| Net asset value at end of period | 9.70 | 9.75 | 10.00 | 9.92 |
| Total return (%) | 2.95 | 1.89 | 7.33 | 5.44[2] |
| **Ratios/Supplemental Data** (%) | | | | |
| Ratios to average net assets: | | | | |
| Net operating expenses | 0.59 | 0.55 | 0.55 | 0.55[3,4] |
| Gross operating expenses | 0.59 | 0.62 | 0.71 | 0.80[3] |
| Net investment income | 3.08 | 4.36 | 6.03 | 6.72[3] |
| Portfolio turnover rate | 109 | 42 | 106 | 81 |
| Net assets, end of period ($ x 1,000,000) | 410 | 392 | 185 | 53 |

[1]  Commencement of operations.

[2]  Not annualized.

[3]  Annualized.

[4]  The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had been included.

| Select Shares® | 9/1/02–<br>8/31/03 | 9/1/01–<br>8/31/02 | 9/1/00–<br>8/31/01 | 10/1/99[1]–<br>8/31/00 |
|---|---|---|---|---|
| **Per-Share Data** ($) | | | | |
| Net asset value at beginning of period | 9.75 | 10.00 | 9.92 | 10.00 |
| Income from investment operations: | | | | |
|    Net investment income | 0.32 | 0.44 | 0.64 | 0.62 |
|    Net realized and unrealized gains or losses | (0.02) | (0.24) | 0.08 | (0.08) |
|    Total income from investment operations | 0.30 | 0.20 | 0.72 | 0.54 |
| Less distributions: | | | | |
|    Dividends from net investment income | (0.35) | (0.45) | (0.64) | (0.62) |
| Net asset value at end of period | 9.70 | 9.75 | 10.00 | 9.92 |
| Total return (%) | 3.10 | 2.04 | 7.50 | 5.58[2] |
| **Ratios/Supplemental Data** (%) | | | | |
| Ratios to average net assets: | | | | |
|    Net operating expenses | 0.44 | 0.40 | 0.40 | 0.40[3,4] |
|    Gross operating expenses | 0.44 | 0.47 | 0.56 | 0.65[3] |
|    Net investment income | 3.23 | 4.52 | 6.18 | 6.88[3] |
| Portfolio turnover rate | 109 | 42 | 106 | 81 |
| Net assets, end of period ($ x 1,000,000) | 1,476 | 1,443 | 772 | 219 |

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.41% if certain non-routine expenses (proxy fees) had been included.

## Portfolio Holdings as of August 31, 2003.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

■ Collateral for futures contracts

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| Holdings by Category | | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|---|
| 47.4% | Corporate Bonds | 880,902 | 885,224 |
| 45.0% | Collateralized Mortgage Obligations & Asset-Backed Obligations | 837,274 | 839,474 |
| 0.8% | Municipal Bonds | 15,000 | 15,135 |
| 4.3% | Commercial Paper & Other Corporate Obligations | 80,955 | 80,958 |
| 0.2% | Fixed-Rate – U.S. Government Securities | 2,998 | 2,998 |
| 2.3% | Preferred Stock | 43,504 | 42,387 |
| 0.0% | Other Investment Companies | 899 | 899 |
| 100.0% | Total Investments | 1,861,532 | 1,867,075 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Corporate Bonds** 47.4% of investments | | |

### Fixed-Rate Obligations  28.1%

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ■ **AB Spintab, 144A** | | |
| 7.50%, 08/14/49 | 900 | 996 |
| ■ **Abitibi Consolidated, Inc.** | | |
| 8.30%, 08/01/05 | 8,630 | 9,100 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ■ **Apple Computers, Inc.** | | |
| 6.50%, 02/15/04 | 5,850 | 5,967 |
| **Archstone-Smith Trust** | | |
| 7.15%, 10/15/03 | 14,500 | 14,584 |
| ■ **Autonation, Inc., 144A** | | |
| 9.00%, 08/01/08 | 9,450 | 10,466 |
| ■ **Bausch & Lomb, Inc.** | | |
| 6.50%, 08/01/05 | 10,205 | 10,766 |
| ■ **Canadian Occidental Petroleum** | | |
| 7.13%, 02/04/04 | 5,000 | 5,116 |
| **Capital One Bank Master Trust** | | |
| 8.25%, 06/15/05 | 13,000 | 14,134 |
| ■ **Chancellor Media / Clear Channel Communication, 144A** | | |
| 8.00%, 11/01/08 | 9,570 | 10,910 |
| ■ **Cinergy Corp.** | | |
| 6.25%, 09/01/04 | 10,000 | 10,410 |
| ■ **Continental Cablevision** | | |
| 9.50%, 08/01/13 | 14,030 | 16,489 |
| ■ **Echostar DPS Corp.** | | |
| 9.38%, 02/01/04 | 7,000 | 7,481 |
| ■ **EOP Operating, L.P.** | | |
| 7.38%, 11/15/03 | 11,445 | 11,574 |
| 6.50%, 06/15/04 | 1,015 | 1,053 |
| ■ **ERAC U.S.A. Finance Co., 144A** | | |
| 6.95%, 03/01/04 | 3,575 | 3,664 |
| ■ **ERP Operating, L.P.** | | |
| 6.65%, 11/15/03 | 1,500 | 1,514 |
| ■ **France Telecom** | | |
| 8.70%, 03/01/06 | 5,422 | 6,030 |
| ■ **GTE California, Inc.** | | |
| Series B | | |
| 6.75%, 03/15/04 | 5,000 | 5,144 |
| ■ **HCA, Inc.** | | |
| 6.87%, 09/15/03 | 5,579 | 5,586 |
| 7.15%, 03/30/04 | 3,418 | 3,485 |
| 6.91%, 06/15/05 | 5,145 | 5,373 |
| ■ **Husky Oil Ltd., 144A** | | |
| 8.90%, 08/15/28 | 9,550 | 10,983 |
| **ITT Corp.** | | |
| 6.75%, 11/15/03 | 12,500 | 12,625 |

## Portfolio Holdings continued

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ■ **J.C. Penney & Co.** | | |
| 6.13%, 11/15/03 | 7,185 | 7,221 |
| ■ **Lear Corp., 144A** | | |
| Series B | | |
| 7.96%, 05/15/05 | 14,000 | 15,085 |
| ■ **Lehman Brothers Holdings, Inc.** | | |
| 8.75%, 03/15/05 | 7,950 | 8,716 |
| ■ **Lennar Corp. 144A** | | |
| Series B | | |
| 9.95%, 05/01/10 | 13,205 | 15,345 |
| ■ **Lincoln National Corp.** | | |
| 9.13%, 10/01/24 | 5,000 | 5,544 |
| ■ **Mandalay Resort Group., 144A** | | |
| 6.45%, 02/01/06 | 9,375 | 9,727 |
| ■ **Masco Corp.** | | |
| 6.00%, 05/03/04 | 14,500 | 14,895 |
| ■ **MGM Grand, Inc.** | | |
| 6.95%, 02/01/05 | 11,475 | 12,020 |
| ■ **MGM Mirage, Inc.** | | |
| 6.63%, 02/01/05 | 2,451 | 2,546 |
| ■ **Nationwide Capital Surplus Notes** | | |
| 9.88%, 02/15/25 | 5,000 | 5,626 |
| ■ **News America, Inc.** | | |
| 6.70%, 05/21/04 | 8,200 | 8,436 |
| ■ **Norfolk Southern Corp.** | | |
| 8.38%, 05/15/05 | 3,695 | 4,065 |
| ■ **Orange, PLC** | | |
| 9.00%, 06/01/09 | 13,365 | 14,558 |
| ■ **Park Place Entertainment** | | |
| 7.00%, 07/15/04 | 8,500 | 8,755 |
| **Pennsylvania Electric Co.** | | |
| Series A | | |
| 5.75%, 04/01/04 | 15,000 | 15,356 |
| ■ **PHH Corp.** | | |
| 6.00%, 03/01/08 | 13,000 | 13,589 |
| ■ **Pioneer Natural Resources** | | |
| 8.25%, 08/15/07 | 9,050 | 10,136 |
| ■ **PNC Funding Corp.** | | |
| 6.13%, 09/01/03 | 1,200 | 1,200 |
| 7.75%, 06/01/04 | 1,350 | 1,413 |
| ■ **Protective Life U.S. Funding Trust, 144A** | | |
| 5.50%, 05/14/04 | 7,000 | 7,199 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ■ **Pulte Homes, Inc.** | | |
| 7.00%, 12/15/03 | 7,925 | 7,992 |
| 8.38%, 08/15/04 | 1,500 | 1,563 |
| ■ **Quebecor Printing** | | |
| 6.50%, 08/01/27 | 6,000 | 6,161 |
| ■ **Quebecor World, Inc.** | | |
| 8.38%, 11/15/08 | 1,000 | 1,045 |
| ■ **Reliant Energy Resources, 144A** | | |
| Series B | | |
| 8.13%, 07/15/05 | 9,876 | 10,540 |
| ■ **Rogers Cable Systems, Ltd.** | | |
| Series _ | | |
| 10.00%, 03/15/05 | 5,910 | 6,287 |
| ■ **Ryder Systems, Inc.** | | |
| Series 14 | | |
| 6.14%, 09/01/10 | 5,000 | 5,025 |
| ■ **Ryland Group, Inc.** | | |
| 9.75%, 09/01/05 | 8,835 | 9,851 |
| 9.13%, 06/15/11 | 500 | 550 |
| ■ **Safeway, Inc.** | | |
| 7.25%, 09/15/04 | 5,450 | 5,741 |
| ■ **Schuler Homes, 144A** | | |
| 9.38%, 07/15/09 | 9,464 | 10,221 |
| **Simon Debartelo** | | |
| 6.75%, 07/15/04 | 10,000 | 10,392 |
| ■ **Sprint Capital Corp.** | | |
| 7.90%, 03/15/05 | 6,220 | 6,672 |
| ■ **Svenska Handelsbanken, 144A** | | |
| 7.13%, 03/29/49 | 10,000 | 10,906 |
| ■ **Toll Corp.** | | |
| 8.00%, 05/01/09 | 2,500 | 2,631 |
| 8.25%, 02/01/11 | 6,810 | 7,253 |
| ■ **Turner Broadcasting** | | |
| 8.40%, 02/01/24 | 13,000 | 13,710 |
| ■ **Tyco International Group, SA** | | |
| 5.88%, 11/01/04 | 13,225 | 13,638 |
| ■ **Vodafone Group, PLC** | | |
| 7.00%, 10/01/03 | 15,000 | 15,063 |
| ■ **Waste Management, Inc.** | | |
| 6.38%, 12/01/03 | 11,070 | 11,185 |
| 8.75%, 05/01/08 | 2,700 | 3,017 |
| | | **524,325** |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Variable Rate Obligations  19.3%** | | |
| **AB Spintab** | | |
| 2.11%, 10/31/03 | 6,500 | 6,456 |
| **Bear Stearns Co., Inc.** | | |
| 1.60%, 09/27/03 | 18,000 | 18,210 |
| **BNP Paribas** | | |
| 1.69%, 09/22/03 | 10,500 | 10,365 |
| 1.76%, 10/31/03 | 15,000 | 14,925 |
| **Boise Cascade Co.** | | |
| Series A | | |
| 3.11%, 10/15/03 | 15,000 | 14,925 |
| **Centex Corp.** | | |
| Series E | | |
| 3.13%, 11/21/03 | 5,000 | 5,078 |
| ❷ **Countrywide Home Loan** | | |
| Series K | | |
| 1.69%, 11/10/03 | 25,000 | 25,121 |
| **Credit Suisse First Boston International Corp.** | | |
| 2.01%, 09/08/03 | 20,000 | 19,680 |
| **Daimler-Chrysler, N.A. Holdings** | | |
| 2.14%, 09/03/03 | 20,000 | 19,739 |
| **Deutsche Bank Capital Trust** | | |
| 2.90%, 09/30/03 | 15,000 | 15,293 |
| **Ford Motor Credit** | | |
| 1.55%, 10/17/03 | 10,000 | 9,764 |
| **General Motors Acceptance Corp.** | | |
| 3.03%, 11/19/03 | 15,000 | 15,100 |
| **Gulf States Utilities, 144A** | | |
| 2.58%, 09/02/03 | 15,000 | 15,000 |
| **Hertz Corp.** | | |
| 1.66%, 11/13/03 | 13,400 | 13,295 |
| **International Lease Finance Corp.** | | |
| 2.32%, 11/03/03 | 10,000 | 10,137 |
| Series O | | |
| 2.41%, 10/15/03 | 10,000 | 10,152 |
| **Lilly del Mar, Inc., 144A** | | |
| 2.34%, 11/05/03 | 5,000 | 4,990 |
| **MBNA Corp.** | | |
| 2.89%, 11/26/04 | 11,000 | 11,146 |
| Series F | | |
| 2.13%, 03/12/04 | 5,000 | 5,017 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **National Consumer Cooperative Bank** | | |
| Series B | | |
| 3.16%, 10/07/03 | 10,000 | 10,008 |
| 3.39%, 11/05/03 | 10,000 | 10,013 |
| **Pemex Project Funding Master Trust** | | |
| 2.61%, 10/07/03 | 10,000 | 10,111 |
| **Pepco Holdings, Inc.** | | |
| 1.93%, 11/17/03 | 10,000 | 10,002 |
| **Popular N.A., Inc.** | | |
| 2.76%, 10/15/03 | 15,000 | 15,017 |
| **Sears Roebuck Acceptance Corp.** | | |
| 3.11%, 10/23/03 | 13,000 | 13,126 |
| **Societe Generale** | | |
| 1.74%, 10/20/03 | 15,800 | 15,714 |
| **Verizon Wireless Capital** | | |
| 1.49%, 09/17/03 | 17,500 | 17,515 |
| **Weyerhaeuser Co. 144A** | | |
| 2.24%, 09/15/03 | 15,000 | 15,000 |
| | | **360,899** |

**Collateralized Mortgage Obligations & Asset-Backed Obligations**  45.0% of investments

**Non-U.S. Government Agency Securities  37.1%**

**Fixed-Rate Obligations  15.8%**

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Alter Moneta Receivables, L.L.C.** | | |
| Series 2003-1 | | |
| 2.56%, 03/15/11 | 10,194 | 10,180 |
| **Asset Backed Funding Certificates** | | |
| Series 2003-OPT1 | | |
| 6.90%, 07/26/33 | 5,000 | 5,000 |
| **Bank of America Mortgage Securities** | | |
| Series 2001-F Class A2 | | |
| 5.61%, 11/25/31 | 1,365 | 1,392 |
| Series 2001-H Class A1 | | |
| 5.37%, 12/25/31 | 2,186 | 2,259 |
| Series 2002-A Class A1 | | |
| 5.24%, 02/25/32 | 2,352 | 2,408 |
| Series 2002-J Class A2 | | |
| 4.88%, 09/25/32 | 10,202 | 10,115 |
| Series 2003-D Class 2A2 | | |
| 3.60%, 05/25/33 | 12,493 | 12,730 |

## Portfolio Holdings continued

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| **Chase Funding Net Interest Margin** | | |
| Series 2003-3A | | |
| 6.88%, 06/27/36 | 1,653 | 1,651 |
| Series 2003-4A | | |
| 6.75%, 09/27/36 | 3,758 | 3,758 |
| **Countrywide Alternative Loan Trust** | | |
| Series 2001-5 Class A1 | | |
| 6.50%, 06/25/31 | 583 | 585 |
| Series 2002-6 Class A4 | | |
| 5.25%, 07/25/32 | 1,435 | 1,437 |
| **Countrywide Home Loans** | | |
| Series 2001-23 Class 2A1 | | |
| 5.41%, 12/25/31 | 1,597 | 1,620 |
| Series 2001-23 Class 3A1 | | |
| 6.25%, 12/25/31 | 2,422 | 2,447 |
| Series 2001-HYB2 Class 2A1 | | |
| 6.35%, 09/19/31 | 3,384 | 3,422 |
| Series 2002-1 Class 1A1 | | |
| 5.36%, 03/19/32 | 3,135 | 3,213 |
| Series 2002-7 Class 3A2 | | |
| 5.42%, 05/19/32 | 1,124 | 1,125 |
| Series 2002-HYB1 Class 1A1 | | |
| 5.43%, 07/19/32 | 5,454 | 5,596 |
| Series 2002-HYB2 Class 4A1 | | |
| 5.00%, 09/19/32 | 5,798 | 5,856 |
| **❿** Series 2003-HYB1 Class 1A1 | | |
| 3.85%, 05/19/33 | 20,173 | 19,883 |
| Series 2003-HYB2 Class 1A1 | | |
| 3.45%, 07/19/33 | 18,779 | 18,576 |
| **CS First Boston Mortgage Securities Corp.** | | |
| Series 2002-AR27 Class 1A1 | | |
| 5.42%, 10/25/32 | 8,067 | 8,073 |
| Series 2002-AR28 Class 1A2 | | |
| 4.98%, 11/25/32 | 10,097 | 10,127 |
| **Distribution Financial Services Trust** | | |
| Series 2001-1 Class-D | | |
| 7.73%, 11/15/22 | 8,250 | 8,381 |
| **Fifth Third Mortgage Loan Trust** | | |
| Series 2002-FTB1 Class 3A1 | | |
| 3.91%, 11/19/32 | 8,288 | 8,419 |
| Series 2002-FTB1 Series 2A1 | | |
| 6.27%, 11/19/32 | 9,603 | 9,857 |
| **GSR Mortgage Loan Trust** | | |
| Series 2002-3F Class 2AB3 | | |
| 5.50%, 12/25/31 | 4,972 | 5,055 |

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| Series 2002-6F Class 2A5 | | |
| 5.50%, 07/25/32 | 1,006 | 1,018 |
| **Herd Trust** | | |
| Series 2003-2A Class A | | |
| 11.00%, 06/25/32 | 5,000 | 5,004 |
| **Impac Secured Asset Common Owner Trust** | | |
| Series 2001-8 Class A1 | | |
| 6.50%, 01/25/32 | 2,729 | 2,789 |
| **Long Beach Asset Holdings, Corp.** | | |
| Series 2003-4 Class N1 | | |
| 6.54%, 08/25/33 | 2,500 | 2,500 |
| **Master Adjustable Rate Mortgages Trust** | | |
| Series 2002-4 Class 1A1 | | |
| 5.27%, 11/25/32 | 12,038 | 12,137 |
| Series 2002-4 Class 2A1 | | |
| 5.48%, 11/25/32 | 8,929 | 9,011 |
| Series 2002-4 Class 3A1 | | |
| 5.27%, 11/25/32 | 6,477 | 6,475 |
| Series 2003-1 Class 1A1 | | |
| 4.15%, 12/25/32 | 7,006 | 7,005 |
| **Morgan Stanley Dean Witter Capital I** | | |
| Series 2002-HE3N | | |
| 9.50%, 12/27/32 | 5,282 | 5,285 |
| Series 2002-NC4N | | |
| 9.50%, 09/25/32 | 3,087 | 3,090 |
| **Novastar NIM Trust** | | |
| Series 2003-N1 | | |
| 7.39%, 09/28/33 | 1,849 | 1,849 |
| **Option One Mortgage Loan Trust** | | |
| Series 2003-2B Class N1 | | |
| 7.63%, 04/26/33 | 1,461 | 1,462 |
| **Residential Accredit Loans, Inc.** | | |
| Series 1999-QS8 Class A1 | | |
| 6.50%, 06/25/14 | 7,104 | 7,317 |
| Series 2000-QS4 Class NB | | |
| 7.50%, 03/25/15 | 698 | 718 |
| **Residential Funding Mortgage Securities I Trust** | | |
| Series 1993-S13 Class A9 | | |
| 6.52%, 03/25/08 | 1,228 | 1,227 |
| **Residential Funding Securities Corp.** | | |
| Series 2001-RM1 Class A | | |
| 6.18%, 12/25/29 | 820 | 819 |
| **Structured Asset Securities Corp.** | | |
| Series 2001-14A Class 2A1 | | |
| 6.05%, 08/25/31 | 1,307 | 1,316 |

| Security<br>Series<br>   Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| **Washington Mutual** | | |
| Series 2002-AR15 Class A3 | | |
|    4.07%, 12/25/32 | 3,319 | 3,316 |
| Series 2002-AR19 Class A7 | | |
|    4.68%, 02/25/33 | 14,656 | 15,022 |
| Series 2003-AR1 Class A6 | | |
|    4.56%, 03/25/33 | 6,763 | 6,783 |
| Series 2003-AR8 Class A | | |
|    4.03%, 08/25/33 | 14,742 | 14,686 |
| Series 2003-AR9 Class 1A2A | | |
|    2.31%, 09/25/33 | 15,176 | 15,072 |
| **Washington Mutual MSC Mortgage Pass-Through Trust** | | |
| Series 2001-AR1 Class A | | |
|    6.03%, 12/26/31 | 3,151 | 3,180 |
| **Wells Fargo Mortgage Backed Securities Trust** | | |
| Series 2001-25 Class IA1 | | |
|    6.20%, 10/25/31 | 642 | 644 |
| Series 2002-E Class 2A1 | | |
|    5.22%, 09/25/32 | 4,218 | 4,275 |
| | | **295,165** |

## Variable Rate Obligations  21.3%

| Security<br>Series<br>   Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| **Ameriquest Mortgage Securities, Inc.** | | |
| Series 2003-6 Class M1 | | |
|    1.87%, 09/25/03 | 15,000 | 15,029 |
| Series 2003-6 Class M2 | | |
|    2.96%, 09/25/03 | 5,000 | 5,038 |
| Series 2003-AR2 Class M2 | | |
|    3.14%, 09/25/03 | 5,000 | 5,005 |
| Series 2003-AR3 Class M2 | | |
|    3.14%, 09/25/03 | 5,000 | 5,076 |
| **Amortizing Residential Collateral Trust** | | |
| Series 2002-BC1 Class M2 | | |
|    2.21%, 09/25/03 | 10,000 | 9,873 |
| **Asset Backed Funding Certificates** | | |
| Series 2003-AHL1 Class M1 | | |
|    1.94%, 09/25/03 | 7,500 | 7,505 |
| Series 2003-OPT1 Class M2 | | |
|    2.66%, 09/25/03 | 5,000 | 5,000 |
| **Asset Backed Securities Corp. Home Equity** | | |
| Series 2001-HE3 Class M2 | | |
|    2.16%, 09/15/03 | 6,000 | 5,958 |
| Series 2003-HE2 Class M2 | | |
|    3.01%, 09/15/03 | 4,460 | 4,466 |

| Security<br>Series<br>   Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| **Bayview Financial Acquisition Trust** | | |
| Series 2003-BA Class M1 | | |
|    2.61%, 09/25/03 | 12,773 | 12,785 |
| **Bear Stearns Asset Backed Securities, Inc.** | | |
| Series 1999-1 Class MV1 | | |
|    1.78%, 09/25/03 | 12,011 | 12,027 |
| **Capital One Multi-Asset Execution Trust** | | |
| Series 2003-C1 Class C1 | | |
|    3.66%, 09/15/03 | 3,500 | 3,581 |
| **CDC Mortgage Capital Trust** | | |
| Series 2003-HE1 Class M1 | | |
|    2.01%, 09/25/03 | 18,000 | 18,031 |
| Series 2003-HE2 Class M2 | | |
|    3.01%, 09/25/03 | 5,000 | 5,045 |
| **Centex Home Equity** | | |
| Series 2003-B Class M2 | | |
|    2.81%, 09/25/03 | 6,500 | 6,505 |
| **Countrywide Asset Backed Certificates** | | |
| ❺ Series 2000-2 Class MV2 | | |
|    2.01%, 09/25/03 | 24,000 | 24,002 |
| Series 2002-6 Class M1 | | |
|    2.21%, 09/25/03 | 3,000 | 3,025 |
| Series 2002-6 Class M2 | | |
|    3.21%, 09/25/03 | 4,800 | 4,857 |
| Series 2003-BC1 Class M2 | | |
|    3.11%, 09/25/03 | 14,500 | 14,701 |
| **CS First Boston Mortgage Securities Corp.** | | |
| Series 2000-HE1 Class M2 | | |
|    2.18%, 09/15/03 | 5,000 | 4,986 |
| **Long Beach Mortgage Loan Trust** | | |
| ❶ Series 2001-3 Class M1 | | |
|    1.66%, 09/25/03 | 25,249 | 25,222 |
| Series 2003-2 Class M1 | | |
|    1.93%, 09/25/03 | 15,000 | 15,014 |
| Series 2003-2 Class M2 | | |
|    3.01%, 09/25/03 | 10,000 | 10,019 |
| Series 2003-2 Class M3 | | |
|    3.36%, 09/25/03 | 2,190 | 2,185 |
| Series 2003-4 Class M5A | | |
|    5.11%, 09/25/03 | 3,000 | 2,955 |
| **Master Asset Backed Securities Trust** | | |
| Series 2002-OPT1 Class M2 | | |
|    3.06%, 09/25/03 | 10,000 | 10,051 |
| ❻ Series 2003-OPT1 Class A2 | | |
|    1.53%, 09/25/03 | 21,594 | 21,648 |

## Portfolio Holdings continued

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| Series 2003-OPT2 Class M1 | | |
| 1.85%, 09/25/03 | 13,000 | 13,023 |
| **MBNA Credit Card Master Note Trust** | | |
| Series 2003-B3 Class B3 | | |
| 1.48%, 09/15/03 | 10,000 | 10,002 |
| **MBNA Credit Card Master Note Trust** | | |
| Series 2003-C3 Class C3 | | |
| 2.46%, 09/30/03 | 10,000 | 10,127 |
| **MBNA Master Credit Card Trust** | | |
| Series 1999-L Class C | | |
| 2.19%, 09/15/03 | 8,000 | 8,080 |
| **MMCA Automobile Trust** | | |
| Series 2002-5 Class C | | |
| 3.26%, 09/15/03 | 5,960 | 5,967 |
| **New Century Home Equity Loan Trust** | | |
| Series 2003-3 Class M3 | | |
| 3.49%, 09/25/03 | 7,686 | 7,683 |
| **Option One Mortgage Loan Trust** | | |
| Series 2003-1 Class M1 | | |
| 2.01%, 09/25/03 | 8,000 | 8,064 |
| Series 2003-2 Class M1 | | |
| 1.76%, 09/25/03 | 15,000 | 15,058 |
| Series 2003-2 Class M2 | | |
| 2.81%, 09/25/03 | 3,000 | 3,017 |
| Series 2003-3 Class N | | |
| 1.42%, 09/25/03 | 4,027 | 4,029 |
| Series 2003-4 Class M2 | | |
| 2.76%, 09/25/03 | 6,000 | 6,006 |
| Series 2003-4 Class M4 | | |
| 4.11%, 09/25/03 | 3,500 | 3,506 |
| **Residential Asset Securities Corp.** | | |
| Series 2003-KS1 Class M2 | | |
| 2.85%, 09/25/03 | 7,000 | 7,046 |
| Series 2003-KS6 Class M2 | | |
| 2.61%, 09/25/03 | 15,300 | 15,465 |
| 9 **Terrapin Funding, L.L.C.** | | |
| Series 2003-1A Class B1 | | |
| 2.40%, 09/08/03 | 20,000 | 20,000 |
| | | **396,662** |

### U.S. Government Agency Securities 7.9%

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| **Fannie Mae** | | |
| Pool# 401049 | | |
| 7.00%, 08/01/07 | 78 | 81 |
| Pool# 500521 | | |
| 7.00%, 06/01/09 | 266 | 287 |
| Pool# 250499 | | |
| 7.00%, 03/01/11 | 321 | 341 |
| Pool# 323970 | | |
| 7.00%, 10/01/14 | 478 | 509 |
| Pool# 536005 | | |
| 7.00%, 12/01/14 | 1,445 | 1,537 |
| Pool# 252977 | | |
| 7.00%, 01/01/15 | 181 | 192 |
| Pool# 526933 | | |
| 7.00%, 01/01/15 | 260 | 276 |
| Pool# 529057 | | |
| 7.00%, 03/01/15 | 216 | 230 |
| Pool# 536367 | | |
| 7.00%, 05/01/15 | 56 | 60 |
| Pool# 541800 | | |
| 7.00%, 06/01/15 | 276 | 294 |
| Pool# 535461 | | |
| 7.00%, 07/01/15 | 1,049 | 1,115 |
| Pool# 542497 | | |
| 7.00%, 07/01/15 | 261 | 277 |
| Pool# 545034 | | |
| 7.00%, 12/01/15 | 463 | 492 |
| Pool# 535740 | | |
| 7.00%, 12/01/15 | 1,184 | 1,259 |
| Pool# 535631 | | |
| 7.00%, 12/01/15 | 4,887 | 5,198 |
| Pool# 253541 | | |
| 7.00%, 12/01/15 | 74 | 79 |
| Pool# 535662 | | |
| 7.00%, 01/01/16 | 814 | 866 |
| Pool# 535675 | | |
| 7.00%, 01/01/16 | 857 | 912 |
| Pool# 548205 | | |
| 7.00%, 01/01/16 | 359 | 382 |
| Pool# 567601 | | |
| 7.00%, 02/01/16 | 230 | 244 |
| Pool# 595654 | | |
| 7.00%, 03/01/16 | 93 | 99 |
| Pool# 535801 | | |
| 7.00%, 03/01/16 | 264 | 280 |
| Pool# 545202 | | |
| 7.00%, 07/01/16 | 348 | 370 |
| Pool# 660726 | | |
| 7.00%, 08/01/16 | 200 | 213 |
| Pool# 545369 | | |
| 7.00%, 09/01/16 | 1,208 | 1,285 |
| Pool# 254272 | | |
| 7.00%, 03/01/17 | 1,439 | 1,530 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| Pool# 555532 | | |
| 7.00%, 12/01/17 | 7,924 | 8,428 |
| Pool# 586276 | | |
| 5.80%, 06/01/31 | 1,370 | 1,415 |
| Pool# 598596 | | |
| 6.10%, 07/01/31 | 2,323 | 2,375 |
| Pool# 563434 | | |
| 6.05%, 07/01/31 | 1,262 | 1,285 |
| Series 2003-22 Class UK | | |
| 4.00%, 09/25/31 | 15,678 | 15,197 |
| Pool# 606857 | | |
| 5.53%, 10/01/31 | 4,977 | 5,085 |
| Pool# 607308 | | |
| 6.05%, 10/01/31 | 4,369 | 4,464 |
| Pool# 610546 | | |
| 5.80%, 11/01/31 | 3,467 | 3,559 |
| Pool# 613101 | | |
| 5.56%, 11/01/31 | 2,955 | 3,036 |
| Pool# 621636 | | |
| 5.15%, 01/01/32 | 5,248 | 5,418 |
| Series 2003-37 Class FK | | |
| 1.90%, 05/25/33 | 8,361 | 8,363 |
| Pool# 535314 | | |
| 6.24%, 08/01/39 | 3,730 | 3,815 |
| **Freddie Mac** | | |
| Pool# M80685 | | |
| 6.00%, 05/01/08 | 939 | 963 |
| Pool# G11226 | | |
| 5.50%, 08/01/11 | 1,811 | 1,862 |
| Series 61 Class D | | |
| 9.30%, 11/15/20 | 1,112 | 1,114 |
| Pool# 786823 | | |
| 6.10%, 07/01/29 | 5,866 | 6,030 |
| Pool# 846902 | | |
| 6.53%, 04/01/31 | 2,547 | 2,631 |
| Pool# 788677 | | |
| 5.45%, 10/01/31 | 3,606 | 3,701 |
| **Freddie Mac Structured Pass Through Securities** | | |
| ❹ Series H008 Class A2 | | |
| 1.77%, 06/15/07 | 25,000 | 24,947 |
| ❸ Series H004 Class A2 | | |
| 2.59%, 12/15/07 | 25,000 | 24,975 |
| **Vendee Mortgage Trust** | | |
| Series 2001-1 Class 2B | | |
| 7.00%, 12/15/22 | 574 | 576 |
| | | **147,647** |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Municipal Bonds**  0.8% of investments | | |
| **California State Department of Water Resources** | | |
| Power Supply Revenue | | |
| 3.59%, 05/01/04 | 15,000 | **15,135** |
| **Commercial Paper & Other Corporate Obligations** 4.3% of investments | | |
| **Atlantis Two Funding Corp.** | | |
| 1.20%, 09/11/03 | 4,785 | 4,784 |
| 1.20%, 09/18/03 | 10,000 | 9,995 |
| ❽ **Conoco Phillips** | | |
| 1.07%, 09/05/03 | 20,360 | 20,358 |
| **Daimler-Chrysler, N.A. Holdings** | | |
| 1.20%, 09/04/03 | 6,900 | 6,900 |
| 1.22%, 09/19/03 | 10,000 | 9,994 |
| **Ford Motor Credit** | | |
| 1.25%, 09/03/03 | 4,050 | 4,050 |
| 1.19%, 09/12/03 | 4,900 | 4,898 |
| **General Mills, Inc.** | | |
| 1.10%, 09/22/03 | 5,990 | 5,986 |
| **International Flavors** | | |
| 1.15%, 09/23/03 | 10,000 | 9,993 |
| **Washington Mutual Capital I** | | |
| 1.18%, 09/02/03 | 4,000 | 4,000 |
| | | **80,958** |
| **Fixed-Rate – U.S. Government Securities** 0.2% of investments | | |
| **Discount Notes  0.2%** | | |
| ■ **U.S. Treasury Bills** | | |
| 0.82%, 09/18/03 | 2,000 | 1,999 |
| 0.92%, 10/30/03 | 1,000 | 999 |
| | | **2,998** |

*See financial notes.*   25

## Portfolio Holdings continued

| Security and Number of Shares | Mkt. Value ($ x 1,000) |
|---|---|
| **Preferred Stock**  2.3% of investments | |
| ❼ **ABN AMRO XIX Custodial Receipts** | |
| 200,000 | 20,724 |
| **Deutsche Bank Capital Trust II** | |
| 64,473 | 6,650 |
| **Grand Metro Delaware, L.P.** | |
| 140,000 | 3,753 |
| **Lehman Brothers Holdings, Inc.** | |
| 208,000 | 11,260 |
| | **42,387** |

| | |
|---|---|
| **Other Investment Companies** 0.0% of investments | |
| **Provident Institutional Funds— Fed Funds Portfolio**   899,243 | **899** |

**End of portfolio holdings.** For totals, please see the first page of holdings for this fund.

*In addition to the above, the fund held the following at 8/31/03. All numbers are x 1,000 except number of futures contracts.*

| Futures Contracts | | | |
|---|---|---|---|
| | Number of Contracts | Contract Value | Unrealized Losses |
| 2 Year, Short U.S. Treasury Note, expires 12/18/03 | 1,000 | 213,047 | (222) |
| 5 Year, Short U.S. Treasury Note, expires 12/18/03 | 1,700 | 186,761 | (186) |
| | | | **(408)** |

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at market value | $1,867,075 |
| Receivables: | |
| Fund shares sold | 2,981 |
| Interest | 11,932 |
| Dividends | 540 |
| Investments sold | 37,810 |
| Investments matured | 1,662 |
| Due from brokers for futures | 475 |
| Prepaid expenses | + 86 |
| **Total assets** | **1,922,561** |

### Liabilities

| | |
|---|---:|
| Payables: | |
| Fund shares redeemed | 4,604 |
| Dividends to shareholders | 4,701 |
| Investments bought | 26,911 |
| Investment adviser and administrator fees | 48 |
| Transfer agent and shareholder service fees | 21 |
| Accrued expenses | + 101 |
| **Total liabilities** | **36,386** |

### Net Assets

| | |
|---|---:|
| Total assets | 1,922,561 |
| Total liabilities | − 36,386 |
| **Net assets** | **$1,886,175** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 1,934,882 |
| Distributions in excess of net investment income | (688) |
| Net realized capital losses | (53,154) |
| Net unrealized capital gains | 5,135 |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---:|:---:|---:|:---:|---:|
| Investor Shares | $409,880 | | 42,234 | | $9.70 |
| Select Shares® | $1,476,295 | | 152,117 | | $9.70 |

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $1,861,532. Not counting short-term obligations and government securities, the fund paid $1,154,222 for securities during the report period, and received $1,262,239 from securities it sold or that matured. For long-term government securities, the fund paid $108,069 during the report period and received $161,896 for securities it sold or that matured. Included in the total purchases and sales amounts are $21,954 in transactions with other SchwabFunds®.

These derive from investments, futures and short sales.

### Federal Tax Data

| | |
|---|---:|
| **Portfolio cost** | $1,861,532 |
| **Net unrealized gains and losses:** | |
| Gains | $12,667 |
| Losses | + (7,124) |
| | **$5,543** |
| **As of August 31, 2003:** | |
| **Undistributed earnings:** | |
| Ordinary income | $4,013 |
| Long-term capital gains | $— |
| **Unused capital losses:** | |
| Expires 08/31 of: | |
| 2009 | $1,318 |
| 2010 | 2,061 |
| 2011 | + 47,204 |
| | **$50,583** |
| **Deferred capital losses** | $2,978 |
| **Reclassifications:** | |
| Net realized capital gains | ($5,474) |
| Reclassified as: | |
| Net investment income not yet distributed | $5,474 |

Statement of
# Operations

For September 1, 2002 through August 31, 2003. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

## Investment Income

| | | |
|---|---|---|
| Interest | | $62,373 |
| Dividends | | 3,825 |
| **Total investment income** | | **66,198** |

An additional $3 was held for foreign taxes.

## Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments sold | | (3,486) |
| Net realized losses on futures contracts | + | (6,073) |
| **Net realized losses** | | **(9,559)** |

## Net Unrealized Gains and Losses

| | | |
|---|---|---|
| Net unrealized gains on investments | | 4,675 |
| Net unrealized gains on futures contracts | + | 2,686 |
| **Net unrealized gains** | | **7,361** |

## Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 5,667 |
| Transfer agent and shareholder service fees: | | |
| Investor Shares | | 972 |
| Select Shares® | | 1,417 |
| Trustees' fees | | 18 |
| Custodian and portfolio accounting fees | | 177 |
| Professional fees | | 39 |
| Registration fees | | 80 |
| Shareholder reports | | 142 |
| Other expenses | + | 29 |
| Total expenses | | 8,541 |
| Expense reduction | – | 106 |
| **Net expenses** | | **8,435** |

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $104 from the investment adviser (CSIM) and $2 from the transfer agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through November 15, 2002 at 0.55% and 0.40% for the Investors shares and the Select® shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses. Effective November 16, 2002, this limit no longer applies.

## Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 66,198 |
| **Net expenses** | – | 8,435 |
| **Net investment income** | | **57,763** |
| **Net realized losses** | | (9,559) |
| **Net unrealized gains** | + | 7,361 |
| **Increase in net assets from operations** | | **$55,565** |

These add up to a net loss on investments of $2,198.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Operations

| | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|
| Net investment income | $57,763 | $71,495 |
| Net realized losses | (9,559) | (34,142) |
| Net unrealized gains or losses + | 7,361 | (7,702) |
| **Increase in net assets from operations** | **55,565** | **29,651** |

### Distributions Paid

**Dividends from Net Investment Income**

| | | |
|---|---|---|
| Investor Shares | 13,311 | 14,312 |
| Select Shares® + | 50,614 | 59,436 |
| **Total dividends from net investment income** | **$63,925** | **$73,748** |

### Transactions in Fund Shares

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | VALUE | SHARES | VALUE |
| **Shares Sold** | | | | |
| Investor Shares | 23,619 | $229,942 | 41,617 | $411,536 |
| Select Shares + | 81,350 | 791,784 | 151,583 | 1,500,276 |
| **Total shares sold** | **104,969** | **$1,021,726** | **193,200** | **$1,911,812** |
| **Shares Reinvested** | | | | |
| Investor Shares | 1,195 | $11,632 | 1,146 | $11,301 |
| Select Shares + | 4,298 | 41,834 | 4,368 | 43,066 |
| **Total shares reinvested** | **5,493** | **$53,466** | **5,514** | **$54,367** |
| **Shares Redeemed** | | | | |
| Investor Shares | (22,812) | ($221,943) | (20,994) | ($206,500) |
| Select Shares + | (81,619) | (794,027) | (85,131) | (837,256) |
| **Total shares redeemed** | **(104,431)** | **($1,015,970)** | **(106,125)** | **($1,043,756)** |
| **Net transactions in fund shares** | **6,031** | **$59,222** | **92,589** | **$922,423** |

### Shares Outstanding and Net Assets

| | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|
| | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | 188,320 | $1,835,313 | 95,731 | $956,987 |
| Total increase + | 6,031 | 50,862 | 92,589 | 878,326 |
| **End of period** | **194,351** | **$1,886,175** | **188,320** | **$1,835,313** |

The tax-basis components of distributions paid for the current report period are:

| | |
|---|---|
| Ordinary income | $63,925 |
| Long-term capital gains | $— |

Dollar amounts are net of proceeds received from the 0.25% early withdrawal fee the fund charges on shares sold 90 days or less after buying them:

**Current Period**

| | |
|---|---|
| Investor Shares | $6 |
| Select Shares® + | 10 |
| **Total** | **$16** |

**Prior Period**

| | |
|---|---|
| Investor Shares | $60 |
| Select Shares® + | 225 |
| **Total** | **$285** |

Effective November 16, 2002, the early withdrawal fee was eliminated.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $688 at the end of the current period and net investment income not yet distributed in the amount of $0 for the prior period.

*See financial notes.*

# Schwab Short-Term Bond Market Fund

## Financial Statements

### Financial Highlights

| | 9/1/02–<br>8/31/03 | 9/1/01–<br>8/31/02 | 9/1/00–<br>8/31/01 | 9/1/99–<br>8/31/00 | 9/1/98–<br>8/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 10.07 | 10.08 | 9.65 | 9.66 | 9.90 |
| Income from investment operations: | | | | | |
|    Net investment income | 0.34 | 0.50 | 0.59 | 0.57 | 0.50 |
|    Net realized and unrealized gains or losses | 0.07 | (0.02) | 0.43 | (0.01) | (0.24) |
|    Total income from investment operations | 0.41 | 0.48 | 1.02 | 0.56 | 0.26 |
| Less distributions: | | | | | |
|    Dividends from net investment income | (0.34) | (0.49) | (0.59) | (0.57) | (0.50) |
| Net asset value at end of period | 10.14 | 10.07 | 10.08 | 9.65 | 9.66 |
| Total return (%) | 4.16 | 4.88 | 10.84 | 5.97 | 2.66 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|    Net operating expenses | 0.43 | 0.35 | 0.35 | 0.35[1] | 0.35 |
|    Gross operating expenses | 0.58 | 0.63 | 0.66 | 0.68 | 0.77 |
|    Net investment income | 3.34 | 4.95 | 5.90 | 5.91 | 5.11 |
| Portfolio turnover rate | 124 | 150 | 248 | 129 | 195 |
| Net assets, end of period ($ x 1,000,000) | 648 | 493 | 369 | 219 | 218 |

[1] The ratio of net operating expenses would have been 0.36% if certain non-routine expenses (proxy fees) had been included.

## Portfolio Holdings as of August 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbol below to designate the top ten holdings; the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ■ Collateral for futures contracts
- ◆ Collateral for short sales

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| | Holdings by Category | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|---|
| 51.5% | Fixed-Rate – U.S. Government Securities | 337,625 | 338,967 |
| 33.7% | Corporate Bonds | 218,657 | 222,095 |
| 11.5% | Collaterized Mortgage Obligations & Asset-Backed Obligations | 76,313 | 75,845 |
| 0.5% | Municipal Bonds | 3,000 | 3,027 |
| 2.7% | Commercial Paper & Other Corporate Obligations | 17,896 | 17,896 |
| 0.1% | Other Investment Companies | 439 | 439 |
| **100.0%** | **Total Investments** | **653,930** | **658,269** |

| Short Sales by Category | Proceeds ($x1,000) | Market Value ($x1,000) |
|---|---|---|
| Short Sales | 4,409 | 4,428 |

| Collateral Received for Securities Lending | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|
| Commercial Paper & Other Corporate Obligations | 3,979 | 3,979 |
| Short-Term Investments | 32,956 | 32,956 |
| Other Investment Companies | 133,245 | 133,245 |
| **Total Collateral Received for Securities Lending** | **170,180** | **170,180** |

| | Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|---|
| | **Fixed-Rate – U.S. Government Securities** 51.5% of investments | | |
| | **Coupon Notes 36.8%** | | |
| | **U.S. Treasury Notes** | | |
| | 2.25%, 07/31/04 | 5,000 | 5,047 |
| | 2.13%, 08/31/04 | 5,000 | 5,044 |
| | 7.88%, 11/15/04 | 6,000 | 6,461 |
| ❽ | 2.00%, 11/30/04 | 11,000 | 11,081 |
| | 1.75%, 12/31/04 | 6,000 | 6,022 |
| ❶ | 1.63%, 01/31/05 | 18,000 | 18,023 |
| | 7.50%, 02/15/05 | 10,000 | 10,851 |
| | 1.50%, 02/28/05 | 10,000 | 9,988 |
| | 1.63%, 03/31/05 | 2,000 | 2,000 |
| | 6.75%, 05/15/05 | 3,150 | 3,414 |
| | 1.13%, 06/30/05 | 10,000 | 9,878 |
| ❾ | 6.50%, 08/15/05 | 10,000 | 10,880 |
| | 5.75%, 11/15/05 | 8,000 | 8,635 |
| | 5.63%, 02/15/06 | 10,000 | 10,824 |
| ❻ | 2.00%, 05/15/06 | 13,000 | 12,903 |
| | 6.88%, 05/15/06 | 3,500 | 3,914 |
| ❼ | 7.00%, 07/15/06 | 10,000 | 11,257 |
| ❷ | 2.38%, 08/15/06 | 17,500 | 17,452 |
| ❿ | 6.50%, 10/15/06 | 9,000 | 10,050 |
| | 6.25%, 02/15/07 | 5,000 | 5,576 |
| | 4.38%, 05/15/07 | 3,000 | 3,156 |
| | 3.25%, 08/15/07 | 4,000 | 4,036 |
| | 3.00%, 11/15/07 | 7,000 | 6,967 |
| | 3.00%, 02/15/08 | 10,750 | 10,640 |
| | 5.50%, 02/15/08 | 5,000 | 5,472 |
| | 2.63%, 05/15/08 | 11,000 | 10,657 |
| | 5.63%, 05/15/08 | 6,000 | 6,594 |

## Portfolio Holdings continued

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| 3.25%, 08/15/08 | 10,000 | 9,915 |
| 4.75%, 11/15/08 | 5,000 | 5,292 |
| | | **242,029** |

### Agency Obligations  14.6%

**Fannie Mae**

| | | |
|---|---|---|
| ❺ 1.88%, 12/15/04 | 13,000 | 13,055 |
| ◆ 3.88%, 03/15/05 | 10,000 | 10,323 |
| 2.88%, 10/15/05 | 10,000 | 10,136 |
| 4.38%, 10/15/06 | 5,000 | 5,220 |
| 5.00%, 01/15/07 | 5,000 | 5,309 |
| 4.25%, 07/15/07 | 5,000 | 5,164 |
| 3.25%, 11/15/07 | 5,000 | 4,954 |
| 2.50%, 06/15/08 | 10,000 | 9,474 |

**Freddie Mac**

| | | |
|---|---|---|
| 3.00%, 07/15/04 | 5,000 | 5,072 |
| 1.88%, 01/15/05 | 10,000 | 10,023 |
| 5.25%, 01/15/06 | 3,000 | 3,196 |
| 2.75%, 08/15/06 | 4,000 | 3,992 |
| 3.50%, 09/15/07 | 10,000 | 10,022 |
| | | **95,940** |

### U.S.Treasury Bills  0.1%

**■ U.S. Treasury Bills**

| | | |
|---|---|---|
| 0.95%, 10/30/03 | 1,000 | **998** |

### Corporate Bonds  33.7% of investments

### Fixed-Rate Obligations  29.1%

| | | |
|---|---|---|
| **■ AB Spintab, 144A** | | |
| 7.50%, 08/14/49 | 5,000 | 5,531 |
| **■ Abitibi Consolidated, Inc.** | | |
| 6.95%, 04/01/08 | 5,000 | 5,016 |
| **■ Appalachian Power Co.** | | |
| 3.60%, 05/15/08 | 4,000 | 3,864 |
| **■ Autonation, Inc., 144A** | | |
| 9.00%, 08/01/08 | 2,000 | 2,215 |
| **■ Bank of America Corp.** | | |
| 3.88%, 01/15/08 | 5,000 | 5,020 |
| **■ Cendant Corp., 144A** | | |
| 6.88%, 08/15/06 | 3,500 | 3,807 |

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| **■ Chancellor Media / Clear Channel Communication, 144A** | | |
| 8.00%, 11/01/08 | 2,000 | 2,280 |
| **■ Columbia Energy Group**<br>Series F | | |
| 7.42%, 09/07/03 | 3,000 | 3,223 |
| **■ Continental Cablevision** | | |
| 9.50%, 08/01/13 | 3,270 | 3,843 |
| **Ford Motor Credit** | | |
| 6.88%, 02/01/06 | 4,000 | 4,203 |
| **■ France Telecom** | | |
| 8.70%, 03/01/06 | 2,000 | 2,224 |
| **■ General Electric Capital Corp.**<br>Series A | | |
| 4.25%, 01/15/08 | 4,000 | 4,070 |
| **■ General Mills, Inc.** | | |
| 5.13%, 02/15/07 | 5,000 | 5,346 |
| **■ Goldman Sachs Group, Inc.** | | |
| 4.13%, 01/15/08 | 4,000 | 4,027 |
| **HCA, Inc.** | | |
| ■ 7.15%, 03/30/04 | 500 | 510 |
| ■ 6.91%, 06/15/05 | 4,100 | 4,282 |
| **Highmark, Inc., 144A** | | |
| 6.80%, 08/15/13 | 5,000 | 5,119 |
| **■ Household Finance Corp.** | | |
| 6.40%, 06/17/08 | 5,000 | 5,466 |
| **■ Husky Oil Ltd., 144A** | | |
| 8.90%, 08/15/28 | 4,210 | 4,841 |
| **■ ITT Corp.** | | |
| 6.75%, 11/15/03 | 2,000 | 2,020 |
| **■ J.P. Morgan Chase & Co.** | | |
| 3.63%, 05/01/08 | 5,000 | 4,927 |
| **■ Jones Intercable, Inc. (Comcast Corp.)** | | |
| 8.88%, 04/01/07 | 2,000 | 2,102 |
| **Lear Corp., 144A**<br>Series B | | |
| 7.96%, 05/15/05 | 1,000 | 1,078 |
| **■ Lennar Corp. 144A**<br>Series B | | |
| 9.95%, 05/01/10 | 2,411 | 2,802 |
| **Mandalay Resort Group, 144A** | | |
| 6.50%, 07/31/09 | 1,000 | 1,008 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ■ **MGM Mirage, Inc.** | | |
| 7.25%, 10/15/06 | 1,265 | 1,357 |
| ■ **Miller Brewing Co., 144A** | | |
| 4.25%, 08/15/08 | 2,000 | 1,996 |
| ■ **News America, Inc.** | | |
| 6.63%, 01/09/08 | 2,000 | 2,202 |
| ■ **Nordbanken AB, 144A** | | |
| 7.25%, 11/12/09 | 4,000 | 4,245 |
| ■ **Northrop Gruman Corp.** | | |
| 9.38%, 10/15/24 | 5,580 | 6,148 |
| ■ **Orange, PLC** | | |
| 9.00%, 06/01/09 | 5,605 | 6,105 |
| ■ **Phillips Petroleum Co.** | | |
| 8.50%, 05/25/05 | 2,000 | 2,216 |
| ■ **Pioneer Natural Resource** | | |
| 6.50%, 01/15/08 | 4,244 | 4,520 |
| **Protective Life U.S. Funding Trust, 144A** | | |
| 5.50%, 05/14/04 | 5,000 | 5,142 |
| ■ **Province of Ontario** | | |
| 6.00%, 02/21/06 | 6,000 | 6,476 |
| ■ **Raytheon Co.** | | |
| 6.50%, 07/15/05 | 3,000 | 3,216 |
| ■ **Reliant Energy Resources, 144A** | | |
| Series B | | |
| 8.13%, 07/15/05 | 2,150 | 2,295 |
| **Republic of Italy** | | |
| 4.38%, 10/25/06 | 6,000 | 6,254 |
| **Republic of South Africa** | | |
| 9.13%, 05/19/09 | 2,000 | 2,385 |
| ■ **Ryland Group, Inc.** | | |
| 9.13%, 06/15/11 | 4,500 | 4,950 |
| ■ **Schuler Homes, 144A** | | |
| 9.38%, 07/15/09 | 792 | 855 |
| ■ **Socgen Real Estate, L.L.C., 144A** | | |
| Series A | | |
| 7.64%, 12/29/49 | 8,000 | 8,936 |
| ■ **Svenska Handelsbanken, 144A** | | |
| 7.13%, 03/07/49 | 5,000 | 5,453 |
| ■ **Telus Corp.** | | |
| 7.50%, 06/01/07 | 2,000 | 2,185 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ■ **Toll Corp.** | | |
| 8.13%, 02/01/09 | 1,014 | 1,072 |
| ■ **Tritel PCA, Inc., 144A** | | |
| 10.38%, 01/15/11 | 2,000 | 2,415 |
| ■ **Turner Broadcasting** | | |
| 8.40%, 02/01/24 | 5,000 | 5,273 |
| ■ **Tyco International Group, SA** | | |
| 5.88%, 11/01/04 | 4,000 | 4,125 |
| ■ **Union Pacific Corp.** | | |
| 8.35%, 05/01/25 | 2,000 | 2,237 |
| ■ **United Mexican States** | | |
| 4.63%, 10/08/08 | 3,000 | 2,978 |
| ■ **Verizon Global Funding Group** | | |
| 4.00%, 01/15/08 | 5,000 | 5,011 |
| ■ **Waste Management, Inc.** | | |
| 7.00%, 10/15/06 | 2,825 | 3,099 |
| | | **191,970** |

### Variable Rate Obligations  4.6%

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Countrywide Home Loan** | | |
| Series K | | |
| 1.95%, 11/10/03 | 5,000 | 5,024 |
| **Credit Suisse First Boston International Corp.** | | |
| 2.01%, 09/08/03 | 3,000 | 2,952 |
| **General Motors Acceptance Corp.** | | |
| 3.03%, 11/19/03 | 5,000 | 5,033 |
| **Hertz Corp.** | | |
| 1.66%, 11/13/03 | 5,000 | 4,961 |
| **International Lease Finance Corp.** | | |
| 2.32%, 11/03/03 | 5,000 | 5,068 |
| **MBNA Corp.** | | |
| 2.89%, 11/26/03 | 2,000 | 2,027 |
| **Sears Roebuck Acceptance Corp.** | | |
| 3.93%, 11/24/03 | 5,000 | 5,060 |
| | | **30,125** |

## Portfolio Holdings continued

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|

**Collaterized Mortgage Obligations & Asset-Backed Obligations** 11.5% of investments

**Non-U.S.Government Agency Securities 5.7%**

**Fixed-Rate Obligations 3.1%**

**Alter Moneta Receivables, L.L.C.**
Series 2003-1
2.56%, 03/15/11 — 3,399 — 3,391

■ **Capital One Master Trust**
Series 2000-2 Class A
7.20%, 08/15/08 — 5,000 — 5,388

**Morgan Stanley Dean Witter Capital I**
Series 2002-HE3N
9.50%, 12/27/32 — 1,681 — 1,682

**Residential Asset Mortgage Products, Inc.**
Series 2003-RZ3 Class A3
2.14%, 02/25/30 — 10,000 — 9,724
— — **20,185**

**Variable Rate Obligations 2.6%**

**Bayview Financial Acquisition Trust**
Series 2003-BA Class M1
2.61%, 09/25/03 — 3,406 — 3,407

**MBNA Credit Card Master Note Trust**
Series 2003-B3 Class B3
1.48%, 10/15/03 — 5,000 — 4,998

**Option One Mortgage Loan Trust**
Series 2003-3 Class N
1.42%, 09/26/03 — 4,027 — 4,032

**Terrapin Funding, L.L.C.**
Series 2003-1A Class B1
2.40%, 09/08/03 — 5,000 — 5,000
— — **17,437**

**U.S. Government Agency Securities 5.8%**

**Freddie Mac**
Series 2574 Class JM
5.00%, 12/15/22 — 8,473 — 8,541

**Freddie Mac Structured Pass Through Securities**
❸ Series H006 Class A2
2.84%, 02/05/10 — 15,000 — 14,987

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|

❹ Series H010 Class A3
2.72%, 04/15/10 — 15,000 — 14,695
— — **38,223**

**Municipal Bonds** 0.5% of investments

**California State Department of Water Resources**
Power Supply Revenue
3.59%, 05/01/04 — 3,000 — **3,027**

**Commercial Paper & Other Corporate Obligations** 2.7% of investments

**Atlantis Two Funding Corp**
1.30%, 09/02/03 — 8,097 — 8,097

**Atlantis Two Funding Corp.**
1.25%, 09/11/03 — 2,800 — 2,799

**Washington Mutual Capital I**
1.18%, 09/02/03 — 7,000 — 7,000
— — **17,896**

| Security and Number of Shares | Mkt. Value<br>($ x 1,000) |
|---|---|

**Other Investment Companies** 0.1% of investments

**Provident Institutional Funds—**
**Fed Funds Portfolio** 438,652 — **439**

---

**End of portfolio holdings.** For totals, please see the first page of holdings for this fund.

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|

### Short Sales

#### Coupon Notes

**U.S. Treasury Notes**
| 4.25%, 08/15/13 | 4,500 | **4,428** |

**End of short sales.** For totals, please see the first page of holdings for this fund.

### Collateral Received for Securities Lending

#### Commercial Paper & Other Corporate Obligations

**Concorde MM Cap. Co.**
| 1.08%, 09/12/03 | 3,983 | **3,979** |

#### Short-Term Investments

**Chase Manhattan Bank Time Deposit**
| 1.00%, 09/02/03 | 11,466 | 11,466 |

**Southtrust Bank Time Deposit**
| 1.00%, 09/02/03 | 10,024 | 10,024 |

**Societe Generale Time Deposit**
| 1.09%, 09/02/03 | 11,466 | 11,466 |
| | | **32,956** |

| Security and Number of Shares | Mkt. Value<br>($ x 1,000) |
|---|---|

#### Other Investment Companies

**Institutional Money Market**
**Trust**  133,245 — **133,245**

**End of collateral received from securities lending.** For totals, please see the first page of holdings for this fund.

*In addition to the above, the fund held the following at 4/30/03. All numbers are x 1,000 except number of futures contracts.*

### Futures Contracts

| | Number of<br>Contracts | Contract<br>Value | Unrealized<br>Gains/(Losses) |
|---|---|---|---|
| 2 Year, Long<br>U.S. Treasury Note,<br>expires 12/18/03 | 500 | 106,523 | 109 |
| 5 Year, Short<br>U.S. Treasury Note,<br>expires 12/18/03 | 500 | 54,930 | (54) |
| | | | **55** |

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at market value (including $166,917 of securities on loan) | $658,269 |
| Collateral held for securities on loan | 170,180 |
| Receivables: | |
|     Fund shares sold | 1,275 |
|     Interest | 5,577 |
|     Investments sold | 4,420 |
|     Investments sold short | 4,419 |
|     Due from brokers for futures | 16 |
| Prepaid expenses | + 36 |
| **Total assets** | **844,192** |

### Liabilities

| | |
|---|---:|
| Securities sold short, at market value | 4,428 |
| Collateral held for securities on loan | 170,180 |
| Payables: | |
|     Fund shares redeemed | 919 |
|     Dividends to shareholders | 1,706 |
|     Investments bought | 19,341 |
|     Interest on securities sold short | 9 |
|     Investment adviser and administrator fees | 8 |
|     Transfer agent and shareholder service fees | 14 |
| Accrued expenses | + 67 |
| **Total liabilities** | **196,672** |

### Net Assets

| | |
|---|---:|
| Total assets | 844,192 |
| Total liabilities | − 196,672 |
| **Net assets** | **$647,520** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 646,728 |
| Net realized capital losses | (3,583) |
| Net unrealized capital gains | 4,375 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $647,520 | | 63,861 | | $10.14 |

---

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $653,930. Not counting short-term obligations and government securities, the fund paid $261,260 for securities during the report period, and received $204,448 from securities it sold or that matured. For long-term government securities, the fund paid $536,011 during the reporting period and received $468,247 for securities it sold or that matured. Included in the total purchases and sales amounts are $7,385 in transactions with other SchwabFunds®.

The proceeds for securities sold short is $4,409.

These derive from investments, futures and short sales.

### Federal Tax Data

| | |
|---|---:|
| **Portfolio cost** | $654,306 |

**Net unrealized gains and losses:**

| | |
|---|---:|
| Gains | $7,973 |
| Losses | + (4,010) |
| | **$3,963** |

**As of August 31, 2003:**

**Undistributed earnings:**

| | |
|---|---:|
| Ordinary income | $1,706 |
| Long-term capital gains | $— |

| | |
|---|---:|
| **Capital losses utilized** | $4,116 |

**Unused capital losses:**

| Expires 08/31 of: | Loss amount: |
|---|---:|
| 2004 | 1,737 |
| 2005 | 173 |
| 2008 | + 1,241 |
| | **$3,151** |

**Reclassifications:**

| | |
|---|---:|
| Net realized capital gains | ($31) |
| Reclassified as: | |
| Net investment income not yet distributed | $31 |

Statement of
## Operations

For September 1, 2002 through August 31, 2003. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | $21,808 |
| Lending of securities | 293 |
| Dividends + | 8 |
| **Total investment income** | **22,109** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized gains on investments sold | 12,304 |
| Net realized losses on futures contracts | (229) |
| Net realized gains on short sales + | 29 |
| **Net realized gains** | **12,104** |

### Net Unrealized Gains and Losses

| | |
|---|---:|
| Net unrealized losses on investments | (9,717) |
| Net unrealized gains on futures contracts | 55 |
| Net unrealized losses on short sales + | (19) |
| **Net unrealized losses** | **(9,681)** |

### Expenses

| | |
|---|---:|
| Investment adviser and administrator fees | 1,688 |
| Transfer agent and shareholder service fees | 1,464 |
| Trustees' fees | 11 |
| Custodian and portfolio accounting fees | 51 |
| Professional fees | 28 |
| Registration fees | 46 |
| Shareholder reports | 89 |
| Other expenses + | 16 |
| Total expenses | 3,393 |
| Expense reduction − | 868 |
| **Net expenses** | **2,525** |

### Increase in Net Assets from Operations

| | |
|---|---:|
| **Total investment income** | 22,109 |
| **Net expenses** − | 2,525 |
| **Net investment income** | **19,584** |
| **Net realized gains** | 12,104 |
| **Net unrealized losses** + | (9,681) |
| **Increase in net assets from operations** | **$22,007** |

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least November 15, 2003, to 0.45% of average daily net assets. Prior to November 16, 2002, this limit was 0.35%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $2,423.

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Operations

| | | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|---|
| Net investment income | | $19,584 | $20,801 |
| Net realized gains or losses | | 12,104 | (7,599) |
| Net unrealized gains or losses | + | (9,681) | 7,295 |
| **Increase in net assets from operations** | | **22,007** | **20,497** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$19,817** | **$20,466** |

The tax-basis components of distributions paid for the current report period are:

| | |
|---|---|
| Ordinary income | $19,817 |
| Long-term capital gains | $— |

### Transactions in Fund Shares

| | | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|---|
| | | SHARES | VALUE | SHARES | VALUE |
| Shares sold | | 45,091 | $459,837 | 38,164 | $382,502 |
| Shares reinvested | | 1,451 | 14,788 | 1,465 | 14,642 |
| Shares redeemed | + | (31,673) | (322,739) | (27,201) | (272,237) |
| **Net transactions in fund shares** | | **14,869** | **$151,886** | **12,428** | **$124,907** |

### Shares Outstanding and Net Assets

| | | 9/1/02–8/31/03 | | 9/1/01–8/31/02 | |
|---|---|---|---|---|---|
| | | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | | 48,992 | $493,444 | 36,564 | $368,506 |
| Total increase | + | 14,869 | 154,076 | 12,428 | 124,938 |
| **End of period** | | **63,861** | **$647,520** | **48,992** | **$493,444** |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $202 at the end of the prior period.

 *See financial notes.*

# Schwab Total Bond Market Fund

## Financial Statements

### Financial Highlights

| | 9/1/02–8/31/03 | 9/1/01–8/31/02 | 9/1/00–8/31/01 | 9/1/99–8/31/00 | 9/1/98–8/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 10.22 | 10.24 | 9.65 | 9.58 | 10.18 |
| Income from investment operations: | | | | | |
| Net investment income | 0.34 | 0.47 | 0.60 | 0.61 | 0.55 |
| Net realized and unrealized gains or losses | 0.10 | 0.13 | 0.59 | 0.07 | (0.53) |
| Total income from investment operations | 0.44 | 0.60 | 1.19 | 0.68 | 0.02 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.37) | (0.46) | (0.60) | (0.61) | (0.55) |
| Distributions from net realized gains | (0.09) | (0.16) | – | – | (0.07) |
| Total distributions | (0.46) | (0.62) | (0.60) | (0.61) | (0.62) |
| Net asset value at end of period | 10.20 | 10.22 | 10.24 | 9.65 | 9.58 |
| Total return (%) | 4.37 | 6.18 | 12.68 | 7.36 | 0.14 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.43 | 0.35 | 0.35 | 0.35[1] | 0.35 |
| Gross operating expenses | 0.54 | 0.57 | 0.58 | 0.63 | 0.74 |
| Net investment income | 3.36 | 4.66 | 6.00 | 6.42 | 5.55 |
| Portfolio turnover rate | 121 | 74 | 153 | 135 | 174 |
| Net assets, end of period ($ x 1,000,000) | 1,025 | 1,053 | 926 | 647 | 480 |

[1] The ratio of net operating expenses would have been 0.36% if certain non-routine expenses (proxy fees) had been included.

## Portfolio Holdings as of August 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ➊ Top ten holding
- ▲ Delayed-delivery security
- ■ Collateral for futures contracts

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| | Holdings by Category | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|---|
| 46.6% | Collaterized Mortgage Obligations & Asset-Backed Obligations | 589,629 | 583,892 |
| 27.1% | Corporate Bonds | 335,689 | 339,547 |
| 22.5% | Fixed-Rate – U.S. Government Securities | 280,986 | 281,532 |
| 0.6% | Municipal Bonds | 7,000 | 7,063 |
| 2.7% | Commercial Paper & Other Corporate Obligations | 33,991 | 33,992 |
| 0.5% | Preferred Stock | 5,980 | 5,943 |
| 0.0% | Other Investment Companies | 722 | 722 |
| 100.0% | Total Investments | 1,253,997 | 1,252,691 |

| Collateral Received for Securities Lending | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|
| Short-term Investments | 29,863 | 29,863 |
| Other Investment Companies | 121,555 | 121,555 |
| Total Collateral Received for Securities Lending | 151,418 | 151,418 |

| Security / Series / Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Collaterized Mortgage Obligations & Asset-Backed Obligations 46.6% of investments** | | |
| **Non-U.S. Government Agency Securities 14.0%** | | |
| **Fixed-Rate Obligations 1.8%** | | |
| **Capital One Master Trust** | | |
| Series 2000-2 Class A | | |
| 7.20%, 08/15/08 | 5,000 | 5,391 |
| **Citibank Credit Card Master Trust I** | | |
| Series 1999-5 Class A | | |
| 6.10%, 05/15/08 | 5,000 | 5,440 |
| **MBNA Credit Card Master Note Trust** | | |
| Series 2002-A1 Class A1 | | |
| 4.95%, 06/15/09 | 5,000 | 5,296 |
| **Morgan Stanley Dean Witter Capital I** | | |
| Series 2002-HE3N | | |
| 9.50%, 12/27/32 | 2,881 | 2,883 |
| Series 2002-NC4N | | |
| 9.50%, 09/25/32 | 3,396 | 3,399 |
| | | **22,409** |
| **Corporate Bonds 27.1% of investments** | | |
| **Fixed-Rate Obligations 21.8%** | | |
| **AB Spintab, 144A** | | |
| 7.50%, 08/14/49 | 6,300 | 6,969 |
| **Abitibi Consolidated, Inc.** | | |
| 8.55%, 08/01/10 | 4,000 | 4,251 |
| ■ **Appalachian Power Co.** | | |
| Series H | | |
| 5.95%, 05/15/33 | 3,000 | 2,684 |
| ■ **Autonation, Inc., 144A** | | |
| 9.00%, 08/01/08 | 4,150 | 4,596 |
| **Bank of America Corp.** | | |
| 7.80%, 02/15/10 | 5,000 | 5,868 |
| **Cendant Corp., 144A** | | |
| 6.88%, 08/15/06 | 3,500 | 3,807 |
| ■ **Chancellor Media / Clear Channel Communication, 144A** | | |
| 8.00%, 11/01/08 | 3,000 | 3,420 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ■ **Citicorp Capital I** | | |
| 7.93%, 02/15/27 | 3,000 | 3,329 |
| **Codelco, Inc., 144A** | | |
| 6.38%, 11/30/12 | 5,000 | 5,221 |
| **Columbia Energy Group** | | |
| Series F | | |
| 7.42%, 11/28/15 | 5,800 | 6,231 |
| **Continental Cablevision** | | |
| 9.50%, 08/01/13 | 3,000 | 3,526 |
| ■ **CoreStates Capital Trust I, 144A** | | |
| 8.00%, 12/15/26 | 2,000 | 2,241 |
| **Entergy Gulf States, 144A** | | |
| 5.25%, 08/01/15 | 5,000 | 4,660 |
| **ERAC U.S.A. Finance Co., 144A** | | |
| 7.35%, 06/15/08 | 7,000 | 7,908 |
| **Ford Motor Credit** | | |
| 6.88%, 02/01/06 | 6,000 | 6,305 |
| **France Telecom** | | |
| 10.00%, 03/01/31 | 5,000 | 6,467 |
| ■ **General Electric Capital Corp.** | | |
| Series A | | |
| 6.00%, 06/15/12 | 5,000 | 5,288 |
| **General Mills, Inc.** | | |
| 6.00%, 02/15/12 | 5,000 | 5,290 |
| **General Motors** | | |
| 8.38%, 07/15/33 | 5,000 | 4,955 |
| **Goldman Sachs Group, Inc.** | | |
| 6.88%, 01/15/11 | 5,000 | 5,566 |
| 4.75%, 07/15/13 | 2,000 | 1,895 |
| **HCA, Inc.** | | |
| ■ 7.15%, 03/30/04 | 5,800 | 5,913 |
| 6.91%, 06/15/05 | 4,668 | 4,875 |
| ■ **Highmark, Inc., 144A** | | |
| 6.80%, 08/15/13 | 10,000 | 10,238 |
| **Household Finance Corp.** | | |
| 4.75%, 07/15/13 | 5,000 | 4,699 |
| **Husky Oil Ltd., 144A** | | |
| 8.90%, 08/15/28 | 6,000 | 6,900 |
| ■ **International Lease Finance Corp.** | | |
| 5.88%, 05/01/13 | 2,000 | 2,033 |
| **Jones Intercable, Inc. (Comcast Corp.)** | | |
| 8.88%, 04/01/07 | 5,000 | 5,256 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Lennar Corp. 144A** | | |
| Series B | | |
| 9.95%, 05/01/10 | 5,000 | 5,810 |
| **Mandalay Resort Group, 144A** | | |
| 6.50%, 07/31/09 | 2,000 | 2,015 |
| **MDC Holdings, Inc.** | | |
| 5.50%, 05/15/13 | 7,000 | 6,619 |
| ■ **MGM Mirage, Inc.** | | |
| 7.25%, 10/15/06 | 2,500 | 2,681 |
| ■ **Miller Brewing Co., 144A** | | |
| 4.25%, 08/15/08 | 5,000 | 4,990 |
| **Phillips Petroleum Co.** | | |
| 9.38%, 02/15/11 | 5,000 | 6,286 |
| ■ **Principal Life Global, 144A** | | |
| 3.63%, 04/30/08 | 2,000 | 1,968 |
| **Province of Ontario** | | |
| 6.00%, 02/21/06 | 6,000 | 6,476 |
| **Raytheon Co.** | | |
| 6.50%, 07/15/05 | 7,000 | 7,505 |
| ■ **Reliant Energy Resources, 144A** | | |
| Series B | | |
| 8.13%, 07/15/05 | 5,390 | 5,753 |
| **Republic of Italy** | | |
| 4.38%, 10/25/06 | 6,000 | 6,254 |
| ■ **Republic of South Africa** | | |
| 9.13%, 05/19/09 | 3,000 | 3,577 |
| ■ **Ryland Group, Inc.** | | |
| 5.38%, 06/01/08 | 7,000 | 6,983 |
| **Socgen Real Estate, L.L.C., 144A** | | |
| Series A | | |
| 7.64%, 12/29/49 | 5,000 | 5,585 |
| **Svenska Handelsbanken, 144A** | | |
| 7.13%, 03/29/49 | 5,000 | 5,453 |
| ■ **TCI Communications, Inc.** | | |
| 7.88%, 02/15/26 | 5,000 | 5,543 |
| **Telus Corp.** | | |
| 7.50%, 06/01/07 | 2,000 | 2,185 |
| ■ **Time Warner, Inc.** | | |
| 9.15%, 02/01/23 | 5,000 | 6,030 |
| **Turner Broadcasting** | | |
| 8.40%, 02/01/24 | 3,800 | 4,008 |

## Portfolio Holdings continued

| Security<br>Series<br>    Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| ■ **Tyco International Group, SA** | | |
|     6.38%, 06/15/05 | 2,000 | 2,083 |
| **Union Pacific Corp.** | | |
|     8.35%, 05/01/25 | 5,000 | 5,592 |
| **United Mexican States** | | |
|     4.63%, 10/08/08 | 7,000 | 6,948 |
| **Verizon New England, Inc.** | | |
|     6.50%, 09/15/11 | 7,000 | 7,627 |
| **Washington Mutual Capital I** | | |
|     8.38%, 06/01/27 | 3,000 | 3,344 |
| **Waste Management, Inc.** | | |
|     7.38%, 08/01/10 | 5,000 | 5,623 |
| **XTO Energy, Inc.** | | |
|     7.50%, 04/15/12 | 5,000 | 5,400 |
| | | **272,729** |

### Variable Rate Obligations  5.3%

| Security | Face Value | Mkt. Value |
|---|---|---|
| **Boise Cascade Co.** | | |
| Series A | | |
|     3.11%, 10/15/03 | 10,000 | 9,950 |
| **Credit Suisse First Boston International Corp.** | | |
|     2.01%, 09/08/03 | 4,640 | 4,562 |
| **Ford Motor Credit** | | |
|     1.77%, 10/17/03 | 10,000 | 9,764 |
| **General Motors Acceptance Corp.** | | |
|     3.03%, 11/19/03 | 10,000 | 10,067 |
| **Gulf States Utilities, 144A** | | |
|     2.58%, 09/02/03 | 5,000 | 5,000 |
| **Hertz Corp.** | | |
|     1.66%, 11/13/03 | 10,500 | 10,418 |
| **MBNA Corp.** | | |
|     2.89%, 11/26/03 | 2,000 | 2,027 |
| Series F | | |
|     2.13%, 09/12/03 | 5,000 | 5,017 |
| **National Consumer Cooperative Bank** | | |
| Series B | | |
|     3.39%, 11/05/03 | 10,000 | 10,013 |
| | | **66,818** |

| Security<br>Series<br>    Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|

### Fixed-Rate – U.S. Government Securities
22.5% of investments

### Coupon Notes  15.8%

| **U.S. Treasury Bonds** | | |
|---|---|---|
|     13.75%, 08/15/04 | 6,000 | 6,703 |
|     9.88%, 11/15/15 | 5,000 | 7,339 |
|     7.25%, 05/15/16 | 10,000 | 12,227 |
|     9.00%, 11/15/18 | 5,000 | 7,072 |
|     8.00%, 11/15/21 | 7,000 | 9,255 |
|     7.25%, 08/15/22 | 6,500 | 8,012 |
|     6.25%, 08/15/23 | 2,000 | 2,221 |
|     6.13%, 11/15/27 | 7,500 | 8,258 |
|     5.25%, 02/15/29 | 5,000 | 4,919 |
|     6.13%, 08/15/29 | 1,000 | 1,107 |
|     6.25%, 05/15/30 | 10,000 | 11,290 |
|     5.38%, 02/15/31 | 13,000 | 13,283 |
| **U.S. Treasury Notes** | | |
|     5.25%, 05/15/04 | 3,500 | 3,601 |
|     2.13%, 10/31/04 | 3,000 | 3,027 |
|     5.88%, 11/15/04 | 2,500 | 2,633 |
|     1.63%, 01/31/05 | 5,000 | 5,007 |
|     7.50%, 02/15/05 | 8,000 | 8,681 |
|     1.63%, 03/31/05 | 5,000 | 4,999 |
|     6.50%, 05/15/05 | 5,000 | 5,399 |
|     1.13%, 06/30/05 | 5,000 | 4,939 |
|     1.50%, 07/31/05 | 5,000 | 4,965 |
|     2.00%, 05/15/06 | 4,000 | 3,970 |
|     4.63%, 05/15/06 | 5,000 | 5,300 |
|     6.50%, 10/15/06 | 6,000 | 6,700 |
|     6.25%, 02/15/07 | 5,000 | 5,576 |
|     6.63%, 05/15/07 | 2,000 | 2,262 |
|     3.25%, 08/15/07 | 1,500 | 1,514 |
|     6.13%, 08/15/07 | 4,000 | 4,463 |
|     3.00%, 11/15/07 | 3,500 | 3,484 |
|     2.63%, 05/15/08 | 5,000 | 4,844 |
|     6.50%, 02/15/10 | 5,000 | 5,748 |
|     5.00%, 08/15/11 | 7,000 | 7,372 |
|     3.88%, 02/15/13 | 3,500 | 3,354 |
|     3.63%, 05/15/13 | 8,500 | 7,995 |
|     4.25%, 08/15/13 | 900 | 886 |
| | | **198,405** |

### Agency Obligations  6.6%

| **Fannie Mae** | | |
|---|---|---|
|     3.88%, 03/15/05 | 7,500 | 7,742 |

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| 4.25%, 07/15/07 | 5,000 | 5,164 |
| 6.00%, 05/15/08 | 5,000 | 5,495 |
| 2.50%, 06/15/08 | 15,000 | 14,212 |
| 6.63%, 09/15/09 | 2,500 | 2,817 |
| 4.38%, 09/15/12 | 10,000 | 9,641 |
| 7.25%, 05/15/30 | 2,500 | 2,962 |
| **Freddie Mac** | | |
| 4.25%, 06/15/05 | 5,000 | 5,195 |
| 4.88%, 03/15/07 | 5,000 | 5,285 |
| 7.00%, 03/15/10 | 5,000 | 5,741 |
| 5.75%, 01/15/12 | 5,000 | 5,323 |
| 5.13%, 07/15/12 | 5,000 | 5,088 |
| 4.50%, 01/15/13 | 5,000 | 4,838 |
| 6.25%, 07/15/32 | 2,500 | 2,629 |
| | | **82,132** |

## Discount Notes 0.1%

| | | |
|---|---|---|
| ■ **U.S. Treasury Bills** | | |
| 1.02%, 02/26/04 | 1,000 | **995** |

## Variable Rate Obligations 12.2%

| | | |
|---|---|---|
| ❼ **Aegis Asset Backed Securities Trust** | | |
| Series 2003-1 Class A1 | | |
| 1.51%, 09/25/03 | 18,603 | 18,640 |
| **Airplanes Pass Through Trust** | | |
| Series 2001-1A Class A9 | | |
| 1.66%, 09/15/03 | 8,000 | 6,809 |
| **Asset Backed Securities Corp. Home Equity Loan Trust** | | |
| Series 2003-HE1 Class A2 | | |
| 1.61%, 09/15/03 | 12,763 | 12,817 |
| **Capital One Multi-Asset Execution Trust** | | |
| Series 2003-A1 Class A1 | | |
| 1.50%, 09/15/03 | 10,000 | 10,053 |
| ❻ **Centex Home Equity Loan Trust** | | |
| Series 2003-B Class M1 | | |
| 1.81%, 09/25/03 | 19,000 | 19,007 |
| **Countrywide Asset-Backed Certificates** | | |
| Series 2001-3 Class M1 | | |
| 1.61%, 09/25/03 | 3,000 | 3,005 |
| Series 2001-BC3 Class M1 | | |
| 1.66%, 09/25/03 | 5,000 | 4,997 |
| Series 2002-3 Class M1 | | |
| 1.86%, 09/25/03 | 4,000 | 4,012 |

| Security<br>Series<br>Rate, Maturity Date | Face Value<br>($ x 1,000) | Mkt. Value<br>($ x 1,000) |
|---|---|---|
| ❾ **First Franklin Mortgage Loan Asset-Backed Certificates** | | |
| Series 2002-FF3 Class A2 | | |
| 1.51%, 09/25/03 | 17,859 | 17,918 |
| **Long Beach Mortgage Loan Trust** | | |
| Series 2003-1 Class A2 | | |
| 1.51%, 09/25/03 | 4,468 | 4,477 |
| ❽ **Master Asset Backed Securities Trust** | | |
| Series 2003-OPT1 Class A2 | | |
| 1.53%, 09/25/03 | 17,915 | 17,960 |
| **MBNA Credit Card Master Note Trust** | | |
| Series 2003-B3 Class B3 | | |
| 1.48%, 10/15/03 | 10,000 | 10,002 |
| **Peagsus Aviation Lease Securitization** | | |
| Series 2001-1A Class A3 | | |
| 1.79%, 09/10/03 | 9,103 | 6,742 |
| **Provident Bank Home Equity Loan Trust** | | |
| Series 1997-2 Class A5 | | |
| 1.34%, 08/13/06 | 3,050 | 3,048 |
| **Residential Asset Mortgage Products, Inc.** | | |
| Series 2003-RS1 Class AII | | |
| 1.50%, 09/25/03 | 13,202 | 13,227 |
| | | **152,714** |

## U.S. Government Agency Securities 32.6%

| | | |
|---|---|---|
| **Fannie Mae** | | |
| ▲ 6.00%, 05/21/07 | 5,000 | 5,084 |
| ▲❶ 5.50%, 01/12/10 | 60,000 | 59,756 |
| ▲❺ 5.00%, 12/07/10 | 25,000 | 24,195 |
| Pool# 572123 | | |
| 5.50%, 07/18/06 | 50 | 51 |
| Pool# 313346 | | |
| 7.00%, 01/01/07 | 537 | 565 |
| Pool# 177450 | | |
| 7.00%, 10/01/07 | 20 | 21 |
| Pool# 187589 | | |
| 7.00%, 11/01/07 | 49 | 52 |
| Pool# 199468 | | |
| 7.00%, 01/01/08 | 302 | 320 |
| Pool# 234418 | | |
| 7.00%, 09/01/08 | 227 | 241 |
| Pool# 243050 | | |
| 7.00%, 10/01/08 | 261 | 277 |
| Pool# 322816 | | |
| 7.00%, 09/01/10 | 54 | 57 |

## Portfolio Holdings continued

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| Pool# 327130 | | |
| 7.00%, 10/10/10 | 129 | 137 |
| Pool# 344397 | | |
| 7.00%, 04/01/11 | 25 | 27 |
| Pool# 390378 | | |
| 7.00%, 08/01/12 | 34 | 36 |
| Pool# 392512 | | |
| 7.00%, 09/01/12 | 16 | 17 |
| Pool# 404280 | | |
| 7.00%, 12/01/12 | 75 | 80 |
| Pool# 417450 | | |
| 7.00%, 02/01/13 | 46 | 49 |
| Pool# 323437 | | |
| 5.50%, 12/01/13 | 629 | 646 |
| Pool# 482675 | | |
| 5.50%, 01/01/14 | 178 | 182 |
| Pool# 440789 | | |
| 5.50%, 03/01/14 | 15 | 15 |
| Pool# 488587 | | |
| 5.50%, 03/01/14 | 105 | 108 |
| Pool# 482550 | | |
| 5.50%, 04/01/14 | 52 | 53 |
| Pool# 491110 | | |
| 5.50%, 04/01/14 | 167 | 172 |
| Pool# 492793 | | |
| 5.50%, 06/01/14 | 65 | 66 |
| Pool# 496816 | | |
| 5.50%, 06/01/14 | 59 | 60 |
| Pool# 498293 | | |
| 7.00%, 07/01/14 | 18 | 19 |
| Pool# 527268 | | |
| 7.00%, 11/01/14 | 15 | 16 |
| Pool# 535633 | | |
| 5.50%, 12/01/14 | 10 | 10 |
| Pool# 536805 | | |
| 7.00%, 03/01/15 | 7 | 7 |
| Pool# 537374 | | |
| 7.00%, 06/01/15 | 20 | 21 |
| Pool# 539782 | | |
| 7.00%, 06/01/15 | 28 | 30 |
| Pool# 550860 | | |
| 7.00%, 08/01/15 | 54 | 57 |
| Pool# 253430 | | |
| 7.00%, 09/01/15 | 444 | 472 |
| Pool# 550568 | | |
| 7.00%, 09/01/15 | 499 | 530 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| Pool# 556587 | | |
| 7.00%, 10/01/15 | 127 | 135 |
| Pool# 550415 | | |
| 7.00%, 11/01/15 | 96 | 102 |
| Pool# 545034 | | |
| 7.00%, 12/01/15 | 244 | 260 |
| Pool# 535662 | | |
| 7.00%, 01/01/16 | 5,968 | 6,347 |
| Pool# 570681 | | |
| 5.50%, 02/01/16 | 7 | 7 |
| Pool# 535944 | | |
| 7.00%, 02/01/16 | 643 | 684 |
| Pool# 572133 | | |
| 7.00%, 02/01/16 | 73 | 78 |
| Pool# 572726 | | |
| 7.00%, 03/01/16 | 91 | 96 |
| Pool# 572794 | | |
| 7.00%, 03/01/16 | 41 | 44 |
| Pool# 253666 | | |
| 7.00%, 03/01/16 | 384 | 408 |
| Pool# 574866 | | |
| 5.50%, 04/01/16 | 39 | 40 |
| Pool# 505038 | | |
| 5.50%, 06/01/16 | 21 | 22 |
| Pool# 580055 | | |
| 5.50%, 07/01/16 | 60 | 61 |
| Pool# 622533 | | |
| 7.00%, 04/01/16 | 269 | 286 |
| Pool# 253797 | | |
| 5.50%, 05/01/16 | 1,583 | 1,620 |
| Pool# 569314 | | |
| 5.50%, 07/01/16 | 61 | 63 |
| Pool# 613008 | | |
| 7.00%, 07/01/16 | 774 | 824 |
| Pool# 608827 | | |
| 7.00%, 09/01/16 | 37 | 40 |
| Pool# 587851 | | |
| 5.50%, 11/01/16 | 52 | 53 |
| Pool# 604966 | | |
| 5.50%, 11/01/16 | 41 | 42 |
| Pool# 622466 | | |
| 5.50%, 12/01/16 | 34 | 35 |
| Pool# 623761 | | |
| 7.00%, 01/01/17 | 123 | 131 |
| Pool# 545400 | | |
| 5.50%, 01/01/17 | 679 | 695 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| Pool# 545411 | | |
| 5.50%, 01/01/17 | 800 | 819 |
| Pool# 609703 | | |
| 5.50%, 03/01/17 | 729 | 746 |
| Pool# 625942 | | |
| 5.50%, 03/01/17 | 48 | 49 |
| Pool# 638392 | | |
| 5.50%, 03/01/17 | 1,411 | 1,442 |
| Pool# 643839 | | |
| 7.00%, 05/01/17 | 474 | 504 |
| Pool# 644496 | | |
| 5.50%, 06/01/17 | 834 | 853 |
| Pool# 650126 | | |
| 7.00%, 06/01/17 | 120 | 127 |
| Pool# 651274 | | |
| 7.00%, 07/01/17 | 1,275 | 1,356 |
| Pool# 647546 | | |
| 5.50%, 08/01/17 | 50 | 51 |
| Pool# 731473 | | |
| 5.50%, 08/01/17 | 1,801 | 1,843 |
| Pool# 626827 | | |
| 5.50%, 09/01/17 | 69 | 70 |
| Pool# 663217 | | |
| 5.50%, 10/01/17 | 62 | 63 |
| Pool# 664109 | | |
| 5.50%, 10/01/17 | 60 | 61 |
| Pool# 545967 | | |
| 5.50%, 10/01/17 | 70 | 72 |
| Pool# 679284 | | |
| 7.00%, 10/01/17 | 64 | 68 |
| Pool# 674151 | | |
| 5.50%, 11/01/17 | 67 | 68 |
| Pool# 254607 | | |
| 7.00%, 11/01/17 | 756 | 804 |
| Pool# 671599 | | |
| 5.50%, 11/01/17 | 72 | 73 |
| Pool# 639919 | | |
| 5.50%, 11/01/17 | 815 | 833 |
| Pool# 673022 | | |
| 5.50%, 12/01/17 | 837 | 855 |
| Pool# 555291 | | |
| 5.50%, 12/01/17 | 1,545 | 1,579 |
| Pool# 674742 | | |
| 5.50%, 01/01/18 | 846 | 865 |
| Pool# 677469 | | |
| 5.50%, 01/01/18 | 1,768 | 1,807 |
| Pool# 678973 | | |
| 5.50%, 01/01/18 | 54 | 55 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| Pool# 680035 | | |
| 5.50%, 01/01/18 | 139 | 142 |
| Pool# 681185 | | |
| 5.50%, 01/01/18 | 51 | 52 |
| Pool# 357350 | | |
| 5.50%, 02/01/18 | 236 | 242 |
| Pool# 677606 | | |
| 5.50%, 02/01/18 | 49 | 50 |
| Pool# 681386 | | |
| 5.50%, 02/01/18 | 68 | 70 |
| Pool# 682986 | | |
| 5.50%, 02/01/18 | 46 | 47 |
| Pool# 687154 | | |
| 5.50%, 02/01/18 | 52 | 53 |
| Pool# 711583 | | |
| 5.50%, 03/01/18 | 33 | 33 |
| Pool# 555352 | | |
| 5.50%, 03/01/18 | 683 | 698 |
| Pool# 555456 | | |
| 5.50%, 04/01/18 | 897 | 917 |
| Pool# 699526 | | |
| 5.50%, 06/01/18 | 46 | 47 |
| Pool# 254472 | | |
| 6.50%, 09/01/22 | 9,754 | 10,130 |
| Pool# 628209 | | |
| 6.50%, 02/01/32 | 1,809 | 1,873 |
| Pool# 635861 | | |
| 6.50%, 03/01/32 | 8,079 | 8,366 |
| Pool# 646817 | | |
| 6.00%, 04/01/33 | 10,195 | 10,369 |
| Pool# 644590 | | |
| 6.50%, 05/01/32 | 5,672 | 5,871 |
| Pool# 670402 | | |
| 6.50%, 06/01/32 | 693 | 718 |
| Pool# 545762 | | |
| 6.50%, 07/01/32 | 2,889 | 2,991 |
| Pool# 656434 | | |
| 6.50%, 08/01/32 | 2,296 | 2,376 |
| Pool# 555708 | | |
| 7.50%, 01/01/33 | 13,728 | 14,599 |
| Pool# 680982 | | |
| 6.00%, 01/01/33 | 13,341 | 13,568 |
| Pool# 720769 | | |
| 6.00%, 08/01/33 | 6,466 | 6,575 |
| ▲ Pool# 727107 | | |
| 6.00%, 08/01/33 | 2,275 | 2,313 |

## Portfolio Holdings continued

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Freddie Mac** | | |
| ▲❸ 6.00%, 05/28/06 | 28,000 | 28,963 |
| ▲❿ 5.00%, 05/02/08 | 17,000 | 17,064 |
| Pool# C65062 | | |
| 6.50%, 03/01/32 | 15,009 | 15,549 |
| Series 2574 Class JM | | |
| 5.00%, 12/15/22 | 8,473 | 8,541 |
| Pool# G01477 | | |
| 6.00%, 12/01/32 | 13,178 | 13,394 |
| ❹ **Freddie Mac Structured Pass Through Securities** | | |
| Series H010 Class A3 | | |
| 2.72%, 04/15/10 | 25,000 | 24,492 |
| **Ginnie Mae** | | |
| ▲ 6.00%, 09/01/03 | 14,000 | 14,298 |
| ▲❷ 7.00%, 02/03/05 | 49,000 | 51,787 |
| ▲ 8.00%, 10/14/05 | 10,000 | 10,750 |
| ▲ 6.50%, 05/03/06 | 14,000 | 14,564 |
| Pool# 781478 | | |
| 7.50%, 03/15/32 | 6,296 | 6,702 |
| | | **408,769** |

### Municipal Bonds  0.6% of investments

| | Face Value | Mkt. Value |
|---|---|---|
| **California State Department of Water Resources** | | |
| Power Supply Revenue | | |
| 3.59%, 05/01/04 | 7,000 | **7,063** |

### Commercial Paper & Other Corporate Obligations  2.7% of investments

| | Face Value | Mkt. Value |
|---|---|---|
| **Atlantis Two Funding Corp.** | | |
| 1.25%, 09/11/03 | 3,500 | 3,499 |
| **Daimler-Chrysler, N.A. Holdings** | | |
| 1.20%, 09/04/03 | 4,000 | 4,000 |
| **General Motors Acceptance Corp.** | | |
| 1.24%, 09/15/03 | 10,500 | 10,495 |
| **Kinder Morgan Energy Partners** | | |
| 1.10%, 09/02/03 | 10,000 | 10,000 |
| **PHH Corp.** | | |
| 1.13%, 09/15/03 | 4,000 | 3,998 |
| **Washington Mutual Capital I** | | |
| 1.18%, 09/02/03 | 2,000 | 2,000 |
| | | **33,992** |

| Security and Number of Shares | Mkt. Value ($ x 1,000) |
|---|---|
| **Preferred Stock**  0.5% of investments | |
| **Cobank**   115,000 | **5,943** |
| **Other Investment Companies** 0.0% of investments | |
| **Provident Institutional Funds— Fed Funds Portfolio**   722,228 | **722** |

**End of portfolio holdings.** For totals, please see the first page of holdings for this fund.

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Collateral Received for Securities Lending** | | |
| **Short-Term Investments** | | |
| **Chase Manhattan Bank Time Deposit** | | |
| 1.00%, 09/02/03 | 10,460 | 10,460 |
| **Southtrust Bank Time Deposit** | | |
| 1.00%, 09/02/03 | 8,943 | 8,943 |
| **Societe Generale Time Deposit** | | |
| 1.09%, 09/02/03 | 10,460 | 10,460 |
| | | **29,863** |

| Security and Number of Shares | Mkt. Value ($ x 1,000) |
|---|---|
| **Other Investment Companies** | |
| **Institutional Money Market Trust**   121,555 | **121,555** |

**End of collateral received from securities lending.** For totals, please see the first page of holdings for this fund.

*In addition to the above, the fund held the following at 8/31/03. All numbers are x 1,000 except number of futures contracts.*

| Futures Contracts | | | |
|---|---|---|---|
| | Number of Contracts | Contract Value | Unrealized Gains/(Losses) |
| 2 Year, Long U.S. Treasury Note, expires 12/18/03 | 300 | 63,914 | 2 |
| 30 Year, Short U.S. Treasury Note, expires 12/18/03 | 100 | 10,600 | (3) |
| | | | **(1)** |

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at market value (including $148,699 of securities on loan) | | $1,252,691 |
| Collateral held for securities on loan | | 151,418 |
| Receivables: | | |
| Fund shares sold | | 670 |
| Dividends | | 57 |
| Interest | | 8,232 |
| Prepaid expenses | + | 32 |
| **Total assets** | | **1,413,100** |

### Liabilities

| | | |
|---|---|---|
| Collateral held for securities on loan | | 151,418 |
| Payables: | | |
| Fund shares redeemed | | 900 |
| Dividends to shareholders | | 3,239 |
| Investments bought | | 232,289 |
| Due to brokers for futures | | 2 |
| Investment adviser and administration fees | | 13 |
| Transfer agent and shareholder service fees | | 21 |
| Accrued expenses | + | 75 |
| **Total liabilities** | | **387,957** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 1,413,100 |
| **Total liabilities** | – | 387,957 |
| **Net assets** | | **$1,025,143** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 995,981 |
| Distributions in excess of net investment income | (518) |
| Net realized capital gains | 30,987 |
| Net unrealized capital losses | (1,307) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $1,025,143 | | 100,455 | | $10.20 |

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $1,253,997. Not counting short-term obligations and government securities, the fund paid $609,213 for securities during the reporting period, and received $502,611 from securities it sold or that matured. For long-term government securities, the fund paid $2,223,429 during the report period and received $799,474 for securities it sold or that matured. Included in the total purchases and sales amounts are $14,568 in transactions with other Schwab Funds®.

These derive from investments, futures, swap agreements and short sales.

**Federal Tax Data**

| | |
|---|---|
| **Portfolio cost** | $1,254,810 |
| **Net unrealized gains and losses:** | |
| Gains | $13,969 |
| Losses | + (16,088) |
| | **($2,119)** |
| **As of August 31, 2003:** | |
| **Undistributed earnings:** | |
| Ordinary income | $18,753 |
| Long-term capital gains | $15,766 |
| **Reclassifications:** | |
| Net realized capital gains | ($1,634) |
| Reclassified as: | |
| Net investment income not yet distributed | $1,634 |

 *See financial notes.*

Statement of
# Operations

For September 1, 2002 through August 31, 2003. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

## Investment Income

| | | |
|---|---|---|
| Interest | | $39,056 |
| Lending of securities | | 309 |
| Dividends | + | 295 |
| **Total investment income** | | **39,660** |

## Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized gains on investments sold | | **43,377** |

## Net Unrealized Gains and Losses

| | | |
|---|---|---|
| Net unrealized losses on investments | | (33,178) |
| Net unrealized depreciation on futures | + | (1) |
| **Net unrealized losses** | | **($33,179)** |

## Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 2,702 |
| Transfer agent and shareholder service fees | | 2,616 |
| Trustees' fees | | 14 |
| Custodian and portfolio accounting fees | | 118 |
| Professional fees | | 30 |
| Registration fees | | 31 |
| Shareholder reports | | 125 |
| Other expenses | + | 26 |
| Total expenses | | 5,662 |
| Expense reduction | − | 1,169 |
| **Net expenses** | | **4,493** |

## Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 39,660 |
| **Net expenses** | − | 4,493 |
| **Net investment income** | | **35,167** |
| **Net realized gains** | | 43,377 |
| **Net unrealized losses** | + | (33,179) |
| **Increase in net assets from operations** | | **$45,365** |

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2003, to 0.45% of average daily net assets. Prior to November 16, 2002, this limit was 0.35%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $10,198.

*See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Operations

|  | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|
| Net investment income | $35,167 | $46,023 |
| Net realized gains | 43,377 | 4,299 |
| Net unrealized gains or losses  + | (33,179) | 10,232 |
| **Increase in net assets from operations** | **45,365** | **60,554** |

### Distributions Paid

|  | 9/1/02–8/31/03 | 9/1/01–8/31/02 |
|---|---|---|
| Dividends from net investment income | 37,803 | 45,256 |
| Distributions from net realized gains on investments  + | 9,120 | 15,184 |
| **Total distributions paid** | **$46,923** | **$60,440** |

The tax-basis components of distributions paid for the current report period are:

| Ordinary income | $43,912 |
|---|---|
| Long-term capital gains | $3,011 |

### Transactions in Fund Shares

|  | 9/1/02–8/31/03 SHARES | 9/1/02–8/31/03 VALUE | 9/1/01–8/31/02 SHARES | 9/1/01–8/31/02 VALUE |
|---|---|---|---|---|
| Shares sold | 34,089 | $351,983 | 45,679 | $460,968 |
| Shares reinvested | 4,171 | 43,002 | 5,324 | 53,370 |
| Shares redeemed  + | (40,877) | (421,166) | (38,444) | (388,007) |
| **Net transactions in fund shares** | **(2,617)** | **($26,181)** | **12,559** | **$126,331** |

### Shares Outstanding and Net Assets

|  | 9/1/02–8/31/03 SHARES | 9/1/02–8/31/03 NET ASSETS | 9/1/01–8/31/02 SHARES | 9/1/01–8/31/02 NET ASSETS |
|---|---|---|---|---|
| Beginning of period | 103,072 | $1,052,882 | 90,513 | $926,437 |
| Total increase or decrease  + | (2,617) | (27,739) | 12,559 | 126,445 |
| **End of period** | **100,455** | **$1,025,143** | **103,072** | **$1,052,882** |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $518 for the current period and net investment income not yet distributed in the amount of $484 for the prior period.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

**Schwab MarketTrack Portfolios®**

| Growth Portfolio | 8.0% |
|---|---|
| Balanced Portfolio | 16.8% |
| Conservative Portfolio | 14.9% |

**Schwab Annuity Portfolios**

| Growth Portfolio II | 0.3% |
|---|---|

# Schwab GNMA Fund

## Financial Statements

### Financial Highlights

| Investor Shares | 3/3/03[1]– 8/31/03 |
|---|---|
| **Per-Share Data** ($) | |
| Net asset value at beginning of period | 10.00 |
| Income from investment operations: | |
|    Net investment income | 0.06 |
|    Net realized and unrealized losses | (0.17) |
|      Total income from investment operations | (0.11) |
| Less distributions: | |
|    Dividends from net investment income | (0.20) |
| Net asset value at end of period | 9.69 |
| Total return (%) | (1.11)[2] |
| **Ratios/Supplemental Data** (%) | |
| Ratios to average net assets: | |
|    Net operating expenses | —[3] |
|    Gross operating expenses | 0.99[3] |
|    Net investment income | 1.37[3] |
| Portfolio turnover rate | 105 |
| Net assets, end of period ($ x 1,000,000) | 21 |

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

| Select Shares® | 3/3/03[1]– 8/31/03 |
|---|---|
| **Per-Share Data** ($) | |
| Net asset value at beginning of period | 10.00 |
| Income from investment operations: | |
|     Net investment income | 0.06 |
|     Net realized and unrealized losses | (0.17) |
|     Total income from investment operations | (0.11) |
| Less distributions: | |
|     Dividends from net investment income | (0.20) |
| Net asset value at end of period | 9.69 |
| Total return (%) | (1.11)[2] |
| **Ratios/Supplemental Data** (%) | |
| Ratios to average net assets: | |
|     Net operating expenses | —[3] |
|     Gross operating expenses | 0.83[3] |
|     Net investment income | 1.37[3] |
| Portfolio turnover rate | 105 |
| Net assets, end of period ($ x 1,000,000) | 28 |

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

## Portfolio Holdings as of August 31, 2003.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

▲ Delayed-delivery security

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

| Holdings by Category | Cost ($x1,000) | Market Value ($x1,000) |
|---|---|---|
| 93.7% Collateralized Mortgage Obligations & Asset-Backed Obligations | 53,031 | 52,315 |
| 5.4% Commercial Paper & Other Corporate Obligations | 2,999 | 2,999 |
| 0.9% Other Investment Companies | 534 | 534 |
| 100.0% Total Investments | 56,564 | 55,848 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| **Collateralized Mortgage Obligations & Asset-Backed Obligations** 93.7% of investments | | |
| **U.S. Government Agency Securities 92.3%** | | |
| **Fannie Mae** | | |
| ❿ Pool# 628210 | | |
| 6.50%, 03/01/32 | 1,771 | 1,834 |
| ❷ Series 2003-22 Class UK | | |
| 4.00%, 09/21/31 | 4,900 | 4,749 |
| ❹ Series 2003-37 Class FK | | |
| 1.91%, 05/25/33 | 4,181 | 4,182 |
| **Ginnie Mae** | | |
| Pool# 585163 | | |
| 5.00%, 02/15/18 | 1,761 | 1,783 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| Pool# 3070 | | |
| 8.00%, 11/15/03 | 1 | 1 |
| Pool# 3073 | | |
| 8.00%, 02/15/04 | 3 | 3 |
| Pool# 3672 | | |
| 8.00%, 02/15/04 | 13 | 14 |
| Pool# 3556 | | |
| 8.00%, 06/15/04 | 13 | 13 |
| Pool# 3895 | | |
| 8.00%, 06/15/04 | 15 | 15 |
| Pool# 3936 | | |
| 8.00%, 07/15/04 | 19 | 20 |
| Pool# 6368 | | |
| 8.00%, 06/15/05 | 35 | 37 |
| Pool# 6371 | | |
| 8.00%, 08/15/05 | 1 | 1 |
| Pool# 6524 | | |
| 8.00%, 08/15/05 | 22 | 23 |
| Pool# 6797 | | |
| 8.00%, 08/15/05 | 50 | 53 |
| Pool# 7378 | | |
| 8.00%, 09/15/05 | 52 | 54 |
| Pool# 10840 | | |
| 8.00%, 06/15/06 | 19 | 20 |
| Pool# 11366 | | |
| 8.00%, 08/15/06 | 61 | 64 |
| Pool# 12016 | | |
| 8.00%, 09/15/06 | 20 | 22 |
| Pool# 13919 | | |
| 8.00%, 12/15/06 | 54 | 57 |
| Pool# 15531 | | |
| 8.00%, 01/15/07 | 21 | 23 |
| Pool# 17250 | | |
| 8.00%, 09/15/07 | 1 | 1 |
| Pool# 24200 | | |
| 8.00%, 05/15/08 | 36 | 38 |
| Pool# 25484 | | |
| 8.00%, 05/15/08 | 109 | 117 |
| Pool# 23178 | | |
| 8.00%, 06/15/08 | 86 | 93 |
| Pool# 23912 | | |
| 8.00%, 08/15/08 | 67 | 72 |
| Pool# 33545 | | |
| 8.00%, 08/15/09 | 54 | 58 |
| Pool# 358813 | | |
| 7.50%, 07/15/23 | 870 | 933 |
| Pool# 345964 | | |
| 7.00%, 11/15/23 | 325 | 346 |
| Pool# 780168 | | |
| 6.50%, 05/15/24 | 138 | 144 |

## Portfolio Holdings continued

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| Pool# 780560 | | |
| 6.50%, 05/15/24 | 258 | 269 |
| Pool# 780034 | | |
| 7.00%, 08/15/24 | 862 | 916 |
| Pool# 416898 | | |
| 7.50%, 04/15/26 | 258 | 275 |
| Pool# 780421 | | |
| 7.50%, 08/15/26 | 385 | 411 |
| Pool# 451364 | | |
| 8.50%, 08/15/27 | 36 | 39 |
| Pool# 454376 | | |
| 7.50%, 03/15/28 | 23 | 25 |
| Pool# 780770 | | |
| 6.00%, 04/15/28 | 678 | 694 |
| Pool# 458886 | | |
| 7.00%, 05/15/28 | 332 | 351 |
| Pool# 780794 | | |
| 8.50%, 05/15/28 | 178 | 193 |
| Pool# 478297 | | |
| 7.50%, 06/15/28 | 562 | 599 |
| Pool# 490807 | | |
| 7.00%, 11/15/28 | 507 | 537 |
| Pool# 510418 | | |
| 9.00%, 09/15/29 | 90 | 98 |
| Pool# 434648 | | |
| 8.50%, 12/15/29 | 15 | 17 |
| Pool# 520466 | | |
| 9.00%, 01/15/30 | 15 | 16 |
| Pool# 515763 | | |
| 9.00%, 06/15/30 | 11 | 12 |
| Pool# 515799 | | |
| 9.00%, 06/15/30 | 12 | 13 |
| Pool# 515814 | | |
| 9.00%, 06/15/30 | 26 | 28 |
| Pool# 511872 | | |
| 7.00%, 01/15/31 | 752 | 795 |
| Pool# 538229 | | |
| 6.50%, 08/15/31 | 736 | 766 |
| Pool# 563325 | | |
| 7.00%, 08/15/31 | 1,725 | 1,825 |
| Pool# 569704 | | |
| 6.00%, 02/15/32 | 802 | 819 |
| Pool# 590373 | | |
| 6.50%, 08/15/32 | 1,146 | 1,192 |
| ❶ Pool# 552763 | | |
| 6.50%, 09/15/32 | 4,653 | 4,842 |
| ❽ Pool# 599752 | | |
| 6.50%, 10/15/32 | 2,278 | 2,370 |

| Security Series Rate, Maturity Date | Face Value ($ x 1,000) | Mkt. Value ($ x 1,000) |
|---|---|---|
| ❾ Pool# 603324 | | |
| 6.00%, 12/15/32 | 2,315 | 2,366 |
| ❻ Pool# 581491 | | |
| 6.00%, 02/15/33 | 2,610 | 2,668 |
| ❸ Pool# 604141 | | |
| 6.00%, 03/15/33 | 4,643 | 4,745 |
| ❺ Pool# 611514 | | |
| 5.50%, 04/15/33 | 2,941 | 2,943 |
| Pool# 604338 | | |
| 5.00%, 05/15/33 | 1,487 | 1,444 |
| ▲ 5.00%, 09/01/33 | 1,500 | 1,455 |
| ▲ 6.50%, 09/01/33 | 1,500 | 1,560 |
| ▲❼ 5.50%, 10/01/33 | 2,500 | 2,489 |
| | | **51,542** |

### Non-U.S. Government Agency Securities  1.4%

### Variable Rate Obligations  1.4%

**Morgan Stanley Dean Witter Capital I**
Series 2002-NC4N

| | Face Value | Mkt. Value |
|---|---|---|
| 9.50%, 09/25/32 | 772 | **773** |

### Commercial Paper & Other Corporate Obligations
5.4% of investments

| | Face Value | Mkt. Value |
|---|---|---|
| **General Mills, Inc.** | | |
| 1.10%, 09/22/03 | 1,000 | 1,000 |
| **General Motors Acceptance Corp.** | | |
| 1.24%, 09/22/03 | 1,000 | 999 |
| **Washington Mutual Capital I** | | |
| 1.18%, 09/02/03 | 1,000 | 1,000 |
| | | **2,999** |

| Security and Number of Shares | Mkt. Value ($ x 1,000) |
|---|---|

### Other Investment Companies
0.9% of investments

| | Mkt. Value |
|---|---|
| **Provident Institutional Funds— Fed Funds Portfolio** 534,271 | **534** |

**End of portfolio holdings.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of August 31, 2003. All numbers are x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at market value | $55,848 |
| Receivables: | |
|     Fund shares sold | 66 |
|     Interest | 228 |
|     Due from advisor | 32 |
| Prepaid expenses | + 38 |
| **Total assets** | **56,212** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|     Fund shares redeemed | 1,279 |
|     Dividends to shareholders | 168 |
|     Investments bought | 5,554 |
| Accrued expenses | + 33 |
| **Total liabilities** | **7,034** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 56,212 |
| **Total liabilities** | − 7,034 |
| **Net assets** | **$49,178** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 50,863 |
| Net realized capital losses | (969) |
| Net unrealized capital losses | (716) |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets ÷ | Shares Outstanding = | NAV |
|---|---:|---:|---:|
| Investor Shares | $20,794 | 2,145 | $9.69 |
| Select Shares® | $28,384 | 2,928 | $9.69 |

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $56,564. For long-term government securities, the fund paid $109,407 during the report period and received $54,915 for securities it sold or that matured.

These derive from investments.

**Federal Tax Data**

| | |
|---|---:|
| **Portfolio cost** | $56,564 |
| **Net unrealized gains and losses:** | |
| Gains | $10 |
| Losses | + (726) |
| | **($716)** |
| **As of August 31, 2003:** | |
| **Undistributed earnings:** | |
| Ordinary income | $168 |
| Long-term capital gains | $− |
| **Deferred capital losses** | $969 |
| **Reclassifications:** | |
| Net realized capital gains | ($728) |
| Reclassified as: | |
| Net investment income not yet distributed | $728 |

*See financial notes.* 55

Statement of
## Operations

For March 3, 2003 through August 31, 2003. All numbers are x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$367** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments sold | | **(241)** |

### Net Unrealized Gains and Losses

| | | |
|---|---|---|
| Net unrealized losses on investments | | **(716)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 121 |
| Transfer agent and shareholder service fees: | | |
| Investor Shares | | 26 |
| Select Shares® | | 16 |
| Trustees' fees | | 3 |
| Custodian and portfolio accounting fees | | 20 |
| Professional fees | | 16 |
| Registration fees | | 23 |
| Shareholder reports | | 12 |
| Other expenses | + | 3 |
| Total expenses | | 240 |
| Expense reduction | – | 240 |
| **Net expenses** | | **–** |

### Decrease in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 367 |
| **Net expenses** | – | – |
| **Net investment income** | | **367** |
| **Net realized losses** | | (241) |
| **Net unrealized losses** | + | (716) |
| **Decrease in net assets from operations** | | **($590)** |

Unless stated, all numbers are x 1,000.

Calculated as 0.45% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $197 from the investment adviser (CSIM) and $43 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through August 31, 2003 at 0.00% for both Investor Shares and Select® shares. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $957.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current report period only. Because the fund commenced operations on March 3, 2003, it has no prior report period. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

### Operations

| | 3/3/03–8/31/03 |
|---|---|
| Net investment income | $367 |
| Net realized losses | (241) |
| Net unrealized losses + | (716) |
| **Decrease in net assets from operations** | **(590)** |

### Distributions Paid

#### Dividends from Net Investment Income

| | |
|---|---|
| Investor Shares | 427 |
| Select Shares® + | 668 |
| **Total dividends from net investment income** | **$1,095** |

The tax-basis components of distributions paid for the current report period are:

| | |
|---|---|
| Ordinary income | $1,095 |
| Long-term capital gains | $— |

The difference of net investment income between financial statement and tax purposes are:

| | |
|---|---|
| Paydown losses | $728 |

### Transactions in Fund Shares

| | 3/3/03–8/31/03 | |
|---|---|---|
| | SHARES | VALUE |
| **Shares Sold** | | |
| Investor Shares | 2,781 | $27,703 |
| Select Shares + | 4,705 | 46,833 |
| **Total shares sold** | **7,486** | **$74,536** |
| **Shares Reinvested** | | |
| Investor Shares | 27 | $274 |
| Select Shares + | 42 | 412 |
| **Total shares reinvested** | **69** | **$686** |
| **Shares Redeemed** | | |
| Investor Shares | (663) | ($6,523) |
| Select Shares + | (1,819) | (17,836) |
| **Total shares redeemed** | **(2,482)** | **($24,359)** |
| **Net transactions in fund shares** | **5,073** | **$50,863** |

### Shares Outstanding and Net Assets

| | 3/3/03–8/31/03 | |
|---|---|---|
| | SHARES | NET ASSETS |
| Beginning of period | — | $— |
| Total increase + | 5,073 | 49,178 |
| **End of period** | **5,073** | **$49,178** |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

# *Financial Notes*

## Business Structure of the Funds

**Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

**Both Schwab YieldPlus Fund® and Schwab GNMA Fund offer two share classes:** Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short-Term Bond Market and Total Bond Market Funds each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

### The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

**Schwab Investments** organized October 26, 1990

Schwab 1000 Fund®
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
  Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

## Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

**The funds declare dividends every day they are open for business.** These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

**The funds may enter into swap agreements.** In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the term of the swap is specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counter-party might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six months.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

**The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees.** The funds receive cash, letters of credit or U.S. Government securities as collateral on these loans. All of the cash collateral received is rein-vested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

**The funds may buy securities on a delayed-delivery basis.** In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The funds may also sell securities short (sell securities they do not own).** When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

**The funds may invest in futures contracts.** Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from

one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

**The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days.** TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

**The funds may enter into mortgage dollar roll transactions.** In these transactions, a fund sells mortgage-backed securities for delivery in the current month and simultaneously agrees to buy back, on a given date in the future, securities of a similar type, coupon rate and maturity. Dollar roll transactions involve the risk that the market value of the security sold short by the fund may decline below the repurchase price of similar securities.

**The funds pay fees to affiliates of the Investment Advisor for various services.** Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

59

**The funds may engage in certain transactions involving affiliates.** For instance, a fund may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®.

The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

**The funds intend to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of paydown gains and losses and amortization of bond discounts and premiums. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

**Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds.** In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

## Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

**The funds value the securities in their portfolios every business day.** The funds use the following policies to value various types of securities:

> **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

> **Securities for which no quoted value is available, including restricted securities:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

**Swap agreements:** each open contract is valued at a formula that varies with the specific terms of the agreement.

**Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

**Short-term securities (60 days or less to maturity):** valued at amortized cost.

**If a fund sells securities short,** it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

**Expenses** that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

**For funds offering multiple share classes,** all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

**Each fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of Independent Accountants

**To the Board of Trustees and Shareholders of:**

Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab YieldPlus Fund®, Schwab Short-Term Bond Market Fund, Schwab Total Bond Market Fund and Schwab GNMA Fund (four of the portfolios constituting Schwab Investments, hereafter referred to as the "Funds") at August 31, 2003, the results of each of their operations for the period then ended, and the changes in each of their net assets and the financial highlights for the periods presented in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, CA
October 10, 2003

# Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 8/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

## Individuals Who Are Interested Trustees and Officers of the Trust

| Name and Birthdate | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

## Individuals Who Are Interested Trustees but Not Officers of the Trust

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Dawn G. Lepore**[1] 3/21/54 | Trustee:2003 (all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1] 2/22/55 | Trustee: 2002 (all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

## Individuals Who Are Officers of the Trust but Not Trustees

| Name and Birthdate | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Randall W. Merk** 7/25/54 | President, CEO (all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung** 3/7/51 | Treasurer, Principal Financial Officer (all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward** 4/5/55 | SVP, Chief Investment Officer (all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton** 3/13/61 | Secretary (all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

## Individuals Who Are Independent Trustees

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Solectron Corp. (manufacturing), Tenera, Inc. (services and software), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2002:* Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# *Glossary*

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

**Alternative Minimum Tax (AMT)** A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset allocation** The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

**asset-backed security** A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**asset class** A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

**average rate** The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

**bond** A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed-income securities" or "debt securities."

**call** An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

**call protection** A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

**capital gain, capital loss** The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**certificate of participation** A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

**coupon, coupon rate** The annual rate of interest paid until maturity by the issuer of a debt security.

## Credit Ratings

**Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.**


Credit quality
Capacity to make payments
Investment grade bonds
Below investment grade bonds
AAA
AA
A
BBB
BB
B
CCC
CC
C
D
Strongest
Adequate
Somewhat speculative
Highly speculative
In default

**credit quality**  The capacity of an issuer to make its interest and principal payments. See chart on prior page.

**credit risk**  The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

**discount rate**  The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

**dividend**  Money from earnings that is distributed to shareholders as a given amount per share.

**duration**  A measure of a bond investment's sensitivity to interest rates. Calculations of duration take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price.

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**general obligation bond**  A municipal bond that is secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

**interest**  Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

**interest rate risk**  The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

**market risk**  Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

**maturity**  The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

**mortgage-backed security**  A bond or other debt security that represents ownership in a pool of mortgage loans.

**muni, municipal bond, municipal security**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**prepayment risk**  The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

**revenue bond**  A municipal bond that is issued to finance public works projects and is secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**weighted average**  For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

**weighted average maturity**  For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

**yield**  The income paid out by an investment, expressed as a percentage of the investment's market value.

**yield to maturity**  The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

**Notes**

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone**™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000**, day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Automated touch-tone phone service at **1-800-272-4922**.

**Mail**
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO  80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

### Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

### Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab All Equity Portfolio
   Schwab Growth Portfolio
   Schwab Balanced Portfolio
   Schwab Conservative Portfolio

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812



Printed on recycled paper.

REG13655-05